Filed Pursuant to Rule 424(b)(3) Registration No. 333-133253

PROSPECTUS

Clarke American Corp.
Exchange Offer for $175,000,000
11¾% Senior Notes due 2013

The Notes and the Guarantees

•	We are offering to exchange $175,000,000 aggregate principal amount of our outstanding 11¾% Senior Notes due 2013, which were issued on December 15, 2005 and which we refer to as the initial notes, for a like aggregate principal amount of our registered 11¾% Senior Notes due 2013, which we refer to as the exchange notes. The initial notes were issued, and the exchange notes will be issued under an indenture dated as of December 15, 2005.

•	The exchange notes will mature on December 15, 2013. We will pay interest on the exchange notes on June 15 and December 15, beginning on June 15, 2006.

•	The exchange notes are guaranteed on a senior unsecured basis by each of our current and future domestic subsidiaries that guarantee our credit facilities, other than our immaterial subsidiaries.

•	The exchange notes are our and the guarantors’ senior unsecured obligations, and will rank equally in right of payment with all of our and the guarantors’ existing and future senior unsecured indebtedness, and senior to all of our and the guarantors’ future subordinated indebtedness. The exchange notes and the guarantees will be effectively subordinated to all of our and the guarantors’ existing and future secured indebtedness, to the extent of the collateral securing such indebtedness, including indebtedness under our credit facilities, which is secured by substantially all of our assets.

Terms of the exchange offer

•	It will expire at 5:00 p.m., New York City time, on May 31, 2006, unless we extend it.

•	If all the conditions to this exchange offer are satisfied, we will exchange all of the initial notes that are validly tendered and not withdrawn for new notes, which we refer to as the exchange notes.

•	You may withdraw your tender of initial notes at any time before the expiration of this exchange offer.

•	The exchange notes that we will issue you in exchange for your initial notes will be substantially identical to your initial notes except that, unlike your initial notes, the exchange notes will have no transfer restrictions or registration rights.

•	The exchange notes that we will issue you in exchange for your initial notes are new securities with no established market for trading.

Before participating in this exchange offer, please refer to the section in this prospectus entitled ‘‘Risk Factors’’ commencing on page 20.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 1, 2006.

MARKET AND INDUSTRY DATA

Some of the market and industry data contained in this prospectus are based on independent industry publications or other publicly available information, while other information is based on internal studies. Although we believe that these independent sources and our internal data are reliable as of their respective dates, the information contained in them has not been independently verified. As a result, you should be aware that the market and industry data contained in this prospectus, and beliefs and estimates based on such data, may not be reliable.

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PROSPECTUS SUMMARY

The following summary highlights basic information about us and this exchange offer. It may not contain all of the information that is important to you. For a more comprehensive understanding of our business and the exchange offer, you should read this entire prospectus, including ‘‘Risk Factors’’ and our historical and pro forma financial statements and the notes to those statements. Certain statements in this summary are forward-looking statements. See ‘‘Special Note Regarding Forward-Looking Statements.’’ In this prospectus, if a measurement is ‘‘on a pro forma basis,’’ unless otherwise stated, that measurement is on a pro forma basis, giving effect to the transactions referred to in the introduction to ‘‘Unaudited Pro Forma Condensed Consolidated Financial Information.’’

In this prospectus, unless the context otherwise requires, ‘‘Clarke American,’’ the ‘‘Company,’’ ‘‘we,’’ ‘‘us’’ or ‘‘our’’ refers to Clarke American Corp. and its subsidiaries.

Our Company

We are one of the three largest providers of checks and check-related products and services in the United States based on revenues, and a leading provider of direct marketing services to financial institutions. We serve over 3,200 financial institutions through our Clarke American and Alcott Routon brands and over 3.4 million consumers and 700 businesses directly through our Checks in the Mail and B2Direct brands. In the year ended December 31, 2005, we fulfilled approximately 50 million check orders and provided check-related products and other services through 19 million direct contacts with consumers and business checking account holders through our contact centers and websites. We have an industry leading reputation for quality and have won several third party and customer awards. During the year ended December 31, 2005, on a pro forma basis, we generated net income and EBITDA of $11.8 million and $132.6 million, respectively. See ‘‘Summary Historical and Pro Forma Consolidated Financial and Other Data’’ for a reconciliation of EBITDA to net income.

Our two business segments are the Financial Institution division (84% of our revenues for the year ended December 31, 2005) and the Direct-to-Consumer division (16% of our revenues for the year ended December 31, 2005). Customers ordering through our Financial Institution division order checks from our financial institution clients, and we manage that check order process on their behalf. Our Direct-to-Consumer division serves customers who prefer to order checks directly from a check provider.

Our products primarily consist of checks and check-related products, such as deposit tickets and checkbook covers, and we provide related delivery services. We also offer specialized direct marketing services to our financial institution partners and other enterprises. We manage customer orders on behalf of our financial institution clients through our contact centers or our websites, which are our preferred channels for orders. Orders received through preferred channels generally produce higher revenue than orders received from our other channels, and we have been successful in working with financial institutions to migrate their customers to these preferred channels. We believe our focus on these areas has helped us to grow revenues at a compounded annual growth rate of 3.9%, from the year ended December 31, 2002 through the year ended December 31, 2005.

Financial institutions recognize consumer checking accounts as one of the primary relationships with their customers, which they use to sell services such as credit cards, financing and investment services, and to improve customer retention. We have developed an expertise in partnering with financial institutions to add value to the customer checking account relationship on behalf of financial institutions by:

•	improving customer satisfaction through consistent product quality and expertise in matching customer preferences with the right product and delivery options;

•	expanding customer relationships through cross-selling and up-selling checks and related financial products on behalf of our financial institution clients; and

•	leveraging our integration with our financial institution clients’ checking account processes to improve their customer service and operational efficiencies.

Our Competitive Strengths

We believe that we are well positioned in our industry to capitalize on the following key competitive strengths:

Consistent Strengthening of our Industry Position. We estimate that our market share in the U.S. financial institution segment increased from approximately 17% in 1997 to approximately 30% in 2005. We achieved this growth by:

•	strategically adding financial institution clients that are likely to grow their business with us;

•	increasing sales of products and services to our existing financial institution clients; and

•	increasing direct contacts with checking account holders of our financial institution clients, increasing average revenue per order. In 2005, our average revenue per order through preferred channels was approximately 42% higher than average revenue per order placed through our other channels.

Long Term Relationships with Financial Institution Clients. We are the sole provider of checks to the majority of our financial institution clients. We have long-term contracts, typically three to five years, with most of our financial institution clients, which enable us to have revenue and cash flow stability. We have a successful track record of renewing our client contracts. For example, our relationship with Bank of America spans 30 years, and we have been serving our existing top 20 largest financial institution clients for approximately 15 years on average.

Successful Track Record of Continuous Cost Savings. We have been successful in reducing costs by consolidating plants and contact centers, streamlining the logistics required for ordering, printing and delivering checks and negotiating procurement savings. We expect to continue to drive cost savings through a strategic plan which includes procurement initiatives, technology investments, reduction in general and administrative expenses and corporate overhead and process improvements designed to reduce fixed costs.

Reputation for High Quality Standards. We have a commitment to quality that has earned us a reputation as an industry leader in quality and service. Our commitment to achieving superior performance was validated by the U.S. Department of Commerce when we received the 2001 Malcolm Baldrige National Quality award.

Strong Management Team. Clarke American is led by Charles Dawson, who has been with us since 1993, and most recently served as Executive Vice President of Partnership Development before becoming Chief Executive Officer in April 2005. Our management team has demonstrated the ability to gain market share and reduce costs on an annual basis.

Our Business Strategy

The primary components of our strategy are to:

Continue Increasing Revenue Through Direct Customer Contacts. Increased direct contact with customers has enabled us and our clients to achieve revenue growth and improve satisfaction among our clients and their customers. We intend to continue to increase direct customer contact by focusing on the following key areas:

•	driving a greater proportion of customer orders through preferred channels in order to generate increased sales of higher value products and services; and

•	introducing new specialized products, accessories and services such as premium licensed check and accessory products, covers, labels as well as expedited, secure and trackable delivery service.

Direct customer contact through our contact centers and websites yielded average revenue per order that was approximately 42% higher than average revenue per order placed through other channels in 2005. We have successfully increased preferred channel orders in the Financial Institution division from 5% of total orders in the year ended December 31, 2000 to approximately 29% of total orders for the year ended December 31, 2005. The financial institutions that have more fully adopted our preferred channel solutions have experienced higher rates of preferred channel orders. We believe continued expansion of sales through preferred channels represents a substantial growth opportunity.

Continue Driving Market Share Gains. We seek to partner with financial institutions that value outstanding customer service for their checking account customers and are located in geographic regions where we believe we are relatively underrepresented. We are realigning our sales department and investing in additional technology to focus on obtaining new financial institution clients. We recently invested in a plant located near a large regional bank, and we believe this investment was instrumental in winning this bank as a new client. Furthermore, our Direct-to-Consumer division has successfully developed relationships with large retail and direct-selling organizations. These organizations often offer their customers checks as part of a larger package of business services.

Continue Expanding Direct Marketing Services on behalf of Financial Institutions. Direct marketing services provide a key growth platform for us to expand our existing check printing relationships with over 3,200 financial institutions. Alcott Routon, which we acquired in 2004, provides analytics-based direct marketing campaigns tailored to our financial institution clients. We are growing Alcott Routon’s business by offering Alcott Routon’s services to our existing financial institution clients. In addition, we believe Alcott Routon’s analytics capabilities will enable us to better convert customer information into increased revenues and higher client satisfaction levels by enhancing the direct marketing services we provide through our existing contact channels on behalf of our clients. These products and services, for which we typically receive a fee per customer promotion, are designed to increase our clients’ shares of their checking account customers’ overall financial product needs, such as credit cards and home equity lines of credit. For example, we provide promotional offers to new checking account customers inside check packages.

Continue Focusing on Cash Flow Generation. We intend to continue to focus on cash flow generation through:

•	increasing our revenues and market share;

•	maintaining low working capital and maintenance capital expenditure requirements; and

•	reducing costs.

Since 1991, we have consistently reduced costs by leveraging technological and process improvements to consolidate from 42 plants to 12 plants as of the date of this prospectus. At the same time, we have been able to improve quality, service and client and customer satisfaction. Our management intends to continue to drive future cost savings through a strategic plan which includes procurement initiatives, technology investments, reductions in general and administrative expenses and corporate overhead and process improvements. Management will continue to focus on implementing cost saving initiatives that generate free cash flow.

Our Industry

Our management estimates that the U.S. check market is the largest in the world. The check industry has two main segments: the market for check products and related services sold through financial institutions, which we refer to as the financial institution segment, and the market for check products and related services sold directly to consumers and business, which we refer to as the direct segment. We compete in these market segments primarily with Deluxe Corporation, John H. Harland Company and Custom Direct.

We believe the number of checks printed is driven by the number of checks written, the number of new checking accounts opened and reorders reflecting changes in consumers’ personal situations, such as name or address. Checks written remain the largest form of non-cash payment in the U.S., representing more transactions than credit and debit transactions combined. According to the 2004 Federal Reserve Payments Study, the total number of all non-cash payments (including checks and electronic payments) in the U.S. has increased from approximately 72.5 billion in 2000 to approximately 81.2 billion in 2003. According to Global Concepts, Inc., an independent consulting firm hired by the Federal Reserve to analyze check writing patterns, the number of checks written has declined approximately 4.0% annually from 2000 to 2003, and is forecast to decline by approximately 3.7% annually from 2004 to 2009.

The Transactions

On October 31, 2005, M & F Worldwide Corp. and Honeywell International Inc. entered into a stock purchase agreement, in which M & F Worldwide agreed to purchase 100% of the capital stock of Novar USA Inc., a wholly owned subsidiary of Honeywell and the indirect parent of the business of Clarke American, for a cash purchase price of $800 million, subject to a post-closing working capital adjustment. In connection with this acquisition, which we refer to as the ‘‘Acquisition,’’ M & F Worldwide formed CA Investment Corp., an indirect wholly owned subsidiary of M & F Worldwide.

The business of Clarke American was owned by Novar USA, which indirectly wholly owned the operating subsidiaries of the Clarke American business. In connection with the Acquisition, Novar USA and its subsidiaries completed a series of merger transactions to eliminate certain intermediate holding companies. Concurrent with the Acquisition, Novar USA and CA Investment completed a series of merger transactions, with CA Investment as the surviving entity. On December 15, 2005, CA Investment purchased 100% of the capital stock of Novar USA and was renamed ‘‘Clarke American Corp.’’

In addition to the issuance of the initial notes, the following transactions occurred in connection with the Acquisition:

•	M & F Worldwide made a cash equity contribution to CA Investment of $202.5 million;

•	Clarke American Corp. entered into a $40.0 million revolving credit facility, under which it borrowed approximately $4.2 million in connection with the Transactions; and

•	Clarke American Corp. entered into a term loan facility with an aggregate principal amount at maturity of $440.0 million, receiving proceeds, net of a 0.5% original discount, of $437.8 million.

The Acquisition and the related financing transactions described above, including the offering of initial notes, are referred to collectively in this prospectus as the ‘‘Transactions.’’ See the section of this prospectus entitled ‘‘The Transactions’’ for a more detailed description of the Acquisition and its terms and conditions. See ‘‘—Corporate and Capital Structure’’ below for a description of Clarke American.

Sources and Uses

The following table summarizes the approximate sources and uses of funds for the Transactions (in millions).

Sources:		Uses:
Revolving credit facility (1)	$4.2	Purchase price for the Acquisition	$800.0
Term loan facility (2)	437.8	Approximate fees and expenses (3)	20.1
Initial notes	175.0
Cash equity contribution	202.5
Cash on hand	0.6
Total sources	$820.1	Total uses	$820.1

(1)	Our $40.0 million revolving credit facility will mature on December 15, 2010. An amount of $4.2 million was borrowed at closing in connection with the Transactions and $5.8 million of letters of credit were issued at closing under this facility. As of December 31, 2005, we had $7.2 million outstanding under our revolving credit facility. See ‘‘Description of Other Indebtedness—Credit Facilities.’’

(2)	This amount reflects original discount of 0.5% to the $440.0 million aggregate principal amount at maturity of our term loan facility. Our term loan facility is required to be repaid in quarterly installments, which commenced on March 31, 2006 in the following annual amounts: $15.0 million in 2006, $20.0 million in 2007, $30.0 million in 2008, $35.0 million in 2009 and $40.0 million in 2010. Our term loan facility requires that a portion of our excess cash flow be applied to prepay amounts borrowed thereunder. The balance of the term loan facility will be repaid in full in 2011. For more information on the terms of our term loan facility, see ‘‘Description of Other Indebtedness.’’

(3)	Includes fees paid in connection with our credit facilities and initial purchasers’ discounts and commissions, legal, accounting, printing and other miscellaneous fees and expenses in connection with the Transactions.

M & F Worldwide Corp.

M & F Worldwide is a holding company that currently holds the world’s leading producer of licorice products. As of December 31, 2005, MacAndrews & Forbes Holdings Inc. beneficially owned approximately 38% of the outstanding common stock of M & F Worldwide. Ronald O. Perelman, a member of M & F Worldwide’s Board of Directors, owns 100% of the outstanding capital stock of MacAndrews & Forbes Holdings Inc. See ‘‘Principal Stockholders.’’

Corporate and Capital Structure

The chart below summarizes the corporate and capital structure of Clarke American as of April 1, 2006. For a description of our credit facilities, see ‘‘Description of Other Indebtedness— Credit Facilities.’’

Our principal executive offices are located at 10931 Laureate Drive, San Antonio, Texas 78249. Our telephone number is 210-697-8888. Clarke American Corp. was formed in December 2005 under the laws of the State of Delaware. Our web address is www.clarkeamerican.com. Our website and the information contained in our website are not part of this prospectus.

Summary of the Exchange Offer

We are offering to exchange $175,000,000 aggregate principal amount of our exchange notes for a like aggregate principal amount of our initial notes. In order to exchange your initial notes, you must properly tender them and we must accept your tender. We will exchange all outstanding initial notes that are validly tendered and not validly withdrawn.

Exchange Offer	We will exchange our exchange notes for a like aggregate principal amount at maturity of our initial notes.

Expiration Date	This exchange offer will expire at 5:00 p.m., New York City time, on May 31, 2006, unless we decide to extend it.

Conditions to the Exchange Offer	We will complete this exchange offer only if:

•	there is no change in the laws and regulations which would impair our ability to proceed with this exchange offer,

•	there is no change in the current interpretation of the staff of the Commission which permits resales of the exchange notes,

•	there is no stop order issued by the Commission which would suspend the effectiveness of the registration statement which includes this prospectus or the qualification of the exchange notes under the Trust Indenture Act of 1939,

•	there is no litigation or threatened litigation which would impair our ability to proceed with this exchange offer, and

•	we obtain all the governmental approvals we deem necessary to complete this exchange offer.

Please refer to the section in this prospectus entitled ‘‘The Exchange Offer—Conditions to the Exchange Offer.’’

Procedures for Tendering Initial Notes	To participate in this exchange offer, you must complete, sign and date the letter of transmittal or its facsimile and transmit it, together with your initial notes to be exchanged and all other documents required by the letter of transmittal, to The Bank of New York, as exchange agent, at its address indicated under ‘‘The Exchange Offer—Exchange Agent.’’ In the alternative, you can tender your initial notes by book-entry delivery following the procedures described in this prospectus. For more information on tendering your notes, please refer to the section in this prospectus entitled ‘‘The Exchange Offer— Procedures for Tendering Initial Notes.’’

Special Procedures for Beneficial Owners	If you are a beneficial owner of initial notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your initial notes in the exchange offer, you should contact the registered holder promptly and instruct that person to tender on your behalf.

Guaranteed Delivery Procedures	If you wish to tender your initial notes and you cannot get the required documents to the exchange agent on time, you may tender your notes by using the guaranteed delivery procedures described under the section of this prospectus entitled ‘‘The Exchange Offer—Procedures for Tendering Initial Notes—Guaranteed Delivery Procedure.’’

Withdrawal Rights	You may withdraw the tender of your initial notes at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer. To withdraw, you must send a written or facsimile transmission notice of withdrawal to the exchange agent at its address indicated under ‘‘The Exchange Offer—Exchange Agent’’ before 5:00 p.m., New York City time, on the expiration date of the exchange offer.

Acceptance of Initial Notes and Delivery of Exchange Notes	If all the conditions to the completion of this exchange offer are satisfied, we will accept any and all initial notes that are properly tendered in this exchange offer on or before 5:00 p.m., New York City time, on the expiration date. We will return any initial note that we do not accept for exchange to you without expense promptly after the expiration date. We will deliver the exchange notes to you promptly after the expiration date and acceptance of your initial notes for exchange. Please refer to the section in this prospectus entitled ‘‘The Exchange Offer—Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes.’’

Federal Income Tax Considerations Relating to the Exchange Offer	Exchanging your initial notes for exchange notes will not be a taxable event to you for United States federal income tax purposes. Please refer to the section of this prospectus entitled ‘‘Certain United States Federal Income Tax Considerations.’’

Exchange Agent	The Bank of New York is serving as exchange agent in the exchange offer.

Fees and Expenses	We will pay all expenses related to this exchange offer. Please refer to the section of this prospectus entitled ‘‘The Exchange Offer—Fees and Expenses.’’

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes. We are making this exchange offer solely to satisfy certain of our obligations under our registration rights agreement entered into in connection with the offering of the initial notes.

Consequences to Holders Who Do Not Participate in the Exchange Offer	If you do not participate in this exchange offer:

•	except as set forth in the next paragraph, you will not necessarily be able to require us to register your initial notes under the Securities Act,

•	you will not be able to resell, offer to resell or otherwise transfer your initial notes unless they are registered under the Securities Act or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act, and

•	the trading market for your initial notes will become more limited to the extent other holders of initial notes participate in the exchange offer.

You will not be able to require us to register your initial notes under the Securities Act unless you notify us prior to 20 business days following the completion of the exchange offer that:

•	you were prohibited by law or Commission policy from participating in the exchange offer;

•	you may not resell the exchange notes you acquired in the exchange offer to the public without delivering a prospectus and the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales by you; or

•	you are a broker-dealer and hold initial notes acquired directly from us or any of our affiliates.

In these cases, the registration rights agreement requires us to file a registration statement for a continuous offering in accordance with Rule 415 under the Securities Act for the benefit of the holders of the initial notes described in this paragraph. We do not currently anticipate that we will register under the Securities Act any notes that remain outstanding after completion of the exchange offer.

Please refer to the section of this prospectus entitled ‘‘The Exchange Offer.’’

Resales	It may be possible for you to resell the notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to the conditions described under ‘‘—Obligations of Broker-Dealers’’ below.

To tender your initial notes in this exchange offer and resell the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, you must make the following representations:

•	you are authorized to tender the initial notes and to acquire exchange notes, and that we will acquire good and unencumbered title thereto,

•	the exchange notes acquired by you are being acquired in the ordinary course of business,

•	you have no arrangement or understanding with any person to participate in a distribution of the exchange notes and are not participating in, and do not intend to participate in, the distribution of such exchange notes,

•	you are not an ‘‘affiliate,’’ as defined in Rule 405 under the Securities Act, of ours, or you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable,

•	if you are not a broker-dealer, you are not engaging in, and do not intend to engage in, a distribution of exchange notes, and

•	if you are a broker-dealer, initial notes to be exchanged were acquired by you as a result of market-making or other trading activities and you will deliver a prospectus in connection with any resale, offer to resell or other transfer of such exchange notes.

Please refer to the sections of this prospectus entitled ‘‘The Exchange Offer—Procedure for Tendering Initial Notes—Proper Execution and Delivery of Letters of Transmittal,’’ ‘‘Risk Factors—Risks Related to the Exchange Offer—Some persons who participate in the exchange offer must deliver a prospectus in connection with resales of the exchange notes’’ and ‘‘Plan of Distribution.’’

Obligations of Broker-Dealers	If you are a broker-dealer (1) that receives exchange notes, you must acknowledge that you will deliver a prospectus in connection with any resales of the exchange notes, (2) who acquired the initial notes as a result of market making or other trading activities, you may use the exchange offer prospectus as supplemented or amended, in connection with resales of the exchange notes, or (3) who acquired the initial notes directly from the issuers in the initial offering and not as a result of market making and trading activities, you must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with resales of the exchange notes.

Summary of Terms of the Exchange Notes

Issuer	Clarke American Corp.

Exchange Notes	$175 million aggregate principal amount of 11¾% Senior Notes due 2013. The forms and terms of the exchange notes are the same as the form and terms of the initial notes except that the issuance of the exchange notes is registered under the Securities Act, will not bear legends restricting their transfer and the exchange notes will not be entitled to registration rights under the registration rights agreement. The exchange notes will evidence the same debt as the initial notes, and both the initial notes and the exchange notes will be governed by the same indenture.

Maturity	December 15, 2013.

Interest Rate	11.75% per annum.

Interest Payment Dates	June 15 and December 15 of each year, commencing June 15, 2006.

Guarantees	As is the case with the initial notes, our obligations under the exchange notes will be jointly and severally and fully and unconditionally guaranteed on a senior unsecured basis by each of our current and future domestic subsidiaries that guarantee the credit facilities, other than our immaterial subsidiaries.

Ranking	The exchange notes and the guarantees of the exchange notes will be our and the guarantors’ unsecured senior obligations. They will rank equally with all of our and the guarantors’ existing and future senior unsecured indebtedness, and will rank senior to all of our and the guarantors’ future subordinated indebtedness. The notes will be effectively subordinated to all of our and the guarantors’ existing and future secured indebtedness, to the extent of the collateral securing such indebtedness, including indebtedness under our credit facilities, which is secured by substantially all of our assets. As of December 31, 2005, the exchange notes and the guarantees were effectively subordinated to $453.3 million of our and the guarantors’ secured debt, and there was $27.0 million of additional availability under our $40.0 million revolving credit facility (giving effect to the issuance of $5.8 million of letters of credit).

Optional Redemption	We may, at our option, redeem some or all of the notes at any time on or after December 15, 2009, at the redemption prices listed under ‘‘Description of Notes—Optional Redemption.’’

In addition, on or prior to December 15, 2008, we may, at our option, redeem up to 35% of the notes with the proceeds of certain sales of our equity at the redemption price listed under ‘‘Description of Notes—Optional Redemption.’’ We may make the redemption only if, after the redemption, at least 65% of the aggregate principal amount of notes issued under the indenture remains outstanding.

On or prior to December 15, 2009, we may, at our option, redeem some or all of the notes at the ‘‘make-whole’’ price set forth under ‘‘Description of Notes—Optional Redemption.’’

Mandatory Repurchase Offer	If we sell certain assets without reinvesting the proceeds or experience specific kinds of changes in control, we must offer to repurchase the notes at the prices listed under ‘‘Description of Notes—Repurchase at the Option of Holders.’’

Certain Covenants	The indenture, among other things, restricts our ability and the ability of our restricted subsidiaries to:

•	incur additional debt;

•	pay dividends and make distributions;

•	make certain investments;

•	repurchase stock;

•	incur liens;

•	enter into transactions with affiliates;

•	enter into sale and lease back transactions;

•	merge or consolidate; and

•	transfer or sell assets.

These covenants are subject to important exceptions and qualifications. For more details, see ‘‘Description of Notes—Certain Covenants.’’

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes in exchange for the outstanding initial notes. We are making this exchange offer solely to satisfy our obligations under the registration rights agreement entered into in connection with the offering of the initial notes.

Absence of a Public Market for the Exchange Notes	The exchange notes are new securities with no established market for them. We cannot assure you that a market for these exchange notes will develop or that this market will be liquid. Please refer to the section of this prospectus entitled ‘‘Risk Factors—Risks Related to the Exchange Notes—There is no established trading market for the exchange notes. Further, if an active trading market does not develop for the exchange notes, or if the market is not liquid, you may not be able to resell them.’’

Form of the Exchange Notes	The exchange notes will be represented by one or more permanent global securities in registered form deposited on behalf of The Depository Trust Company with The Bank of New York, as custodian. You will not receive exchange notes in certificated form unless one of the events described in the section of this prospectus entitled ‘‘Description of Notes—Exchange of Global Notes for Certificated Notes’’ occurs. Instead, beneficial interests in the exchange notes will be shown on, and transfers of these exchange notes will be effected only through, records maintained in book-entry form by The Depository Trust Company with respect to its participants.

RISK FACTORS

You should carefully consider the information set forth under the caption ‘‘Risk Factors’’ on page 20 of this prospectus before deciding to invest in the notes.

PRESENTATION OF FINANCIAL INFORMATION

Effective April 1, 2005, we were acquired by Honeywell, when a subsidiary of Honeywell purchased all of the outstanding stock of Novar plc. Novar plc held a number of businesses, including the one we operate. Novar USA was a subsidiary of Novar plc. On May 5, 2005, Honeywell reorganized the business of Novar USA so that other businesses formerly held by Novar USA were transferred out of Novar USA, with our business remaining as the only one held by Novar USA. The financial statements presented and discussed in this prospectus are for periods prior to the completion of the Acquisition on December 15, 2005, giving effect to the acquisition by Honeywell and the subsequent reorganization. In the Acquisition, Novar USA merged with and into CA Investment, which was the initial issuer of the notes, with CA Investment surviving and being renamed ‘‘Clarke American Corp.’’

As a result of the acquisitions by Honeywell and M & F Worldwide and the resulting changes in ownership, under GAAP, we are required to present separately our operating results for the two predecessor periods and the successor period in the year ended December 31, 2005. The period during which we were owned by Honeywell (April 1, 2005 through December 14, 2005) is presented below as ‘‘predecessor (Honeywell).’’ The periods prior to our acquisition by Honeywell (the three months ended March 31, 2005 and the 2004, 2003, 2002 and 2001 fiscal years) are presented below as ‘‘predecessor (Novar).’’ In addition, the results of operations for the predecessor (Honeywell) period from April 1, 2005 to December 14, 2005 reflect the allocation, in accordance with Statement of Financial Accounting Standards No. 141, ‘‘Business Combinations,’’ of the purchase price paid by Honeywell to our assets and the corresponding increase in the carrying value of those assets that resulted in higher depreciation and amortization expenses in the predecessor (Honeywell) period. See Note 3 to our consolidated financial statements for more information regarding these allocations.

Our predecessor (Novar) was not a separate, stand-alone company from Novar plc during the fiscal years ended December 31, 2001, 2002, 2003 and 2004 or for the three months ended March 31, 2005, and our predecessor (Honeywell) was not a separate, stand-alone company from Honeywell during the period from April 1, 2005 to May 4, 2005. The accompanying financial statements for those periods have been prepared as if each of our predecessors had existed as a stand-alone company for the periods presented. All of the financial statements included in this prospectus reflect balances that were directly attributable to the business we operate. However, certain amounts of the corporate expenses of our then parent company that were incurred while the relevant predecessor was not a stand-alone company, including legal personnel, tax personnel, accounting personnel, risk management personnel, infrastructure and other costs, although not directly attributable to our business, have been allocated to the relevant predecessor company on a basis we believed to be a reasonable reflection of the benefits received. Nevertheless, the costs as allocated to us or our predecessor are not necessarily indicative of the costs that we would have incurred if we had performed these functions as a stand-alone entity. See ‘‘Risk Factors—Risks Related to the Exchange Notes—We will be required to file quarterly, annual and other reports with the SEC, which will increase our costs and will require significant company resources and management attention’’ and ‘‘—Risks Related to our Business— Our costs as a stand-alone company may exceed our estimates, which would have an adverse effect on our profitability.’’ For this reason, the financial information for periods prior to the completion of the Acquisition on December 15, 2005 included in this prospectus does not necessarily reflect our financial position, results of operations, changes in stockholder’s deficit and cash flows in the future or what they would have been if the relevant predecessor had been a separate, stand-alone entity during the periods presented.

 SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED
FINANCIAL AND OTHER DATA

The summary historical consolidated financial and other data set forth below for the fiscal years ended December 31, 2004, 2003 and the three months ended March 31, 2005, the period from April 1 to December 14, 2005 and the period from December 15 to December 31, 2005 and as of December 31, 2005 have been derived from our audited consolidated financial statements contained elsewhere in this prospectus.

The summary unaudited pro forma financial information and other data presented below is derived from the unaudited pro forma consolidated financial information and related notes included under the caption ‘‘Unaudited Pro Forma Condensed Consolidated Financial Information’’ in this prospectus and presents summary unaudited pro forma financial data for the year ended December 31, 2005. The unaudited pro forma consolidated statement of income data reflects adjustments to our consolidated historical financial information to give effect to the Transactions described in the introduction to ‘‘Unaudited Pro Forma Condensed Consolidated Financial Information’’ as if these transactions occurred on January 1, 2005. The summary unaudited pro forma financial information is presented for illustrative purposes only and does not purport to present our actual results of operations had the Transactions in fact occurred on the dates specified, nor is it necessarily indicative of the results of operations that may be achieved in the future or during any fiscal year. The summary unaudited pro forma financial information is based on certain assumptions and adjustments described in the notes in the unaudited pro forma consolidated financial information and should be read in conjunction with those notes.

The data and the information provided below should be read in conjunction with ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations,’’ ‘‘Selected Historical Consolidated Financial and Operating Data,’’ ‘‘Unaudited Pro Forma Condensed Consolidated Financial Information’’ and the financial statements and the notes related to those statements appearing elsewhere in this prospectus.

	Successor	Predecessor (Honeywell)	Predecessor (Novar)	Pro Forma Year Ended December 31, 2005	Predecessor (Novar)
	Period from December 15 to 31, 2005	Period from April 1 to December 14, 2005	Three Months Ended March 31, 2005		Year Ended December 31,
					2004	2003
	(dollars in millions, except revenue per unit)
Consolidated Statements of Operations Data
Revenues	$24.1	$439.9	$154.4	$618.4	$607.6	$572.2
Operating Expenses
Cost of Revenues	17.4	285.6	91.1	393.5	353.1	340.7
Selling, General and Administrative Expenses	6.0	100.8	39.2	146.9	147.5	130.2
Total Operating Expenses	23.4	386.4	130.3	540.4	500.6	470.9
Operating Income	0.7	53.5	24.1	78.0	107.0	101.3
Interest Expense, net	(2.8)	(2.4)	(5.6)	(57.8)	(19.1)	(25.7)
(Loss) Income Before Income Taxes	(2.1)	51.1	18.5	20.2	87.9	75.6
Benefit (Provision) for Income Taxes	0.8	(20.1)	(7.5)	(8.4)	(23.5)	(39.7)
Net (Loss) Income	$(1.3)	$31.0	$11.0	$11.8	$64.4	$35.9
Other Financial Data
Depreciation and Amortization	$2.2	$42.7	$5.7	$54.6	$23.3	$23.2
EBITDA(1)(2)	2.9	96.2	29.8	132.6	130.3	124.5
Capital Expenditures	1.1	14.7	2.6	18.4	17.3	15.7
Prepaid Rebates(3)	—	14.9	9.7	24.6	29.4	28.9
Selected Operating Data
Check Unit Volume (in millions)	2.2	40.6	14.2	57.0	57.4	54.1
Avg. Revenue Per Unit	$10.95	$10.84	$10.87	$10.85	$10.59	$10.58

December 31, 2005
(dollars in millions)
Balance Sheet Data
Total Assets	1,149.9
Total Debt(5)	626.2
Total Stockholder’s Equity	201.2

(1)	EBITDA represents net income before interest expense, net, income taxes, depreciation and amortization (other than amortization related to prepaid rebates). We present EBITDA because we believe it is an important measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

We believe EBITDA provides useful information with respect to our ability to meet our future debt service, capital expenditures, working capital requirements and overall operating performance although EBITDA should not be considered as a measure of liquidity. In addition, we utilize EBITDA when interpreting operating trends and results of operations of our business.

We also use EBITDA for the following purposes: Our senior credit facilities use EBITDA (with additional adjustments) to measure our compliance with covenants such as interest coverage and debt incurrence. Our executive compensation is based on our EBITDA (with additional adjustments) performance measured against targets. EBITDA is also widely used by us and others in our industry to evaluate and price potential acquisition candidates. EBITDA has limitations as an analytical tool and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. See below for a description of these limitations. Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

In addition, in evaluating EBITDA, you should be aware that in the future we may incur expenses such as those excluded in calculating it. Our presentation of this measure should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as substitutes for analysis of our results as reported under GAAP. Some of these limitations are:

•	it does not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on our debt, including the notes;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements;

•	it is not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows;

•	other companies in our industry may calculate EBITDA differently from us, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business or as a measure of cash that will be available to us to meet our obligations, including those under the notes. You should compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally. See our consolidated financial statements contained in this prospectus.

(2)	The following table is a reconciliation of net income to EBITDA for the periods indicated (unaudited):

	Successor	Predecessor (Honeywell)	Predecessor (Novar)	Pro Forma Year Ended December 31, 2005	Predecessor (Novar)
	Period from December 15 to 31, 2005	Period from April 1 to December 14, 2005	Three Months Ended March 31, 2005		Year Ended December 31,
					2004	2003
	(unaudited, dollars in millions)
Net (Loss) Income	$(1.3)	$31.0	$11.0	$11.8	$64.4	$35.9
Interest Expense, net	2.8	2.4	5.6	57.8	19.1	25.7
(Benefit) Provision for Federal and State Income Taxes	(0.8)	20.1	7.5	8.4	23.5	39.7
Depreciation and Amortization	2.2	42.7	5.7	54.6	23.3	23.2
EBITDA	$2.9	$96.2	$29.8	$132.6	$130.3	$124.5

The following items can be considered in addition to EBITDA:

	Successor	Predecessor (Honeywell)	Predecessor (Novar)	Pro Forma Year Ended December 31, 2005	Predecessor (Novar)
	Period from December 15 to 31, 2005	Period from April 1 to December 14, 2005	Three Months Ended March 31, 2005		Year Ended December 31,
					2004	2003
	(unaudited, dollars in millions)
Restructuring Costs(a)	—	$1.8	$0.4	$2.2	$0.7	$6.3
Non-Operational Items(b)	—	(0.1)	0.2	0.1	—	(0.4)
Stock-Based Compensation(c)	—	—	3.4	3.4	5.8	1.0
Group Management Fees(d)	—	0.8	—	—	1.7	2.2
Stand-Alone Costs(e)	(0.1)	(1.9)	(0.7)	(0.7)	(2.7)	(2.7)
Alcott Routon Earnout(f)	—	1.9	—	1.9	—	—
Other Non-Cash Adjustments(g)	1.8	3.1	(0.3)	—	(0.9)	(0.7)

(a)	Reflects restructuring expenses, including adjustments, recorded in accordance with GAAP, consisting primarily of severance, post-closure facility expenses and other related expenses, associated with:

•	the closure of four plants and one contact center in 2003;

•	a workforce reduction in our Direct to Consumer division in 2004; and

•	the closure of two facilities and a realignment of our sales force in 2005.

(b)	Reflects gain/loss on non-ordinary course sales of fixed assets and sublease income related to facilities we have closed.

(c)	Reflects non-cash charges incurred due to the accelerated vesting of stock options held by certain members of senior management under a plan terminated in March 2005. No officer or director currently owns any options or shares of Clarke American.

(d)	Reflects management fees paid to our prior parent companies (Novar plc and Honeywell) for services such as legal, tax, accounting and risk management. We do not currently have a management services agreement.

(e)	Reflects management’s estimate of additional costs to operate as a stand-alone public entity, replace the legal, tax, risk management and other services provided by our former parent companies and adjust the compensation of certain executives who, in connection with the Acquisition have entered into employment agreements that became effective upon the completion of the Acquisition. The adjustments to the historical periods reflect management estimates of all of these costs. Net income for the pro forma year ended December 31, 2005 already gives effect to $2.0 million of these costs, which represent management’s estimate of additional costs to replace the legal, tax, risk management and other services provided by our former parent companies and agreed compensation expenses incurred in connection with the Acquisition. Management estimates that a further $0.7 million of other stand-alone costs will be incurred annually. However, our actual costs may differ from our estimates. See ‘‘Risk Factors — Risks Related to our Business — Our costs as a stand-alone company may exceed our estimates, which would have an adverse effect on our profitability.’’

(f)	Reflects charges incurred under an earnout arrangement recorded as SG&A expense in the period from April 1 to December 14, 2005 resulting from the 2004 purchase of Alcott Routon, Inc. Approximately $1.9 million out of a maximum $3.0 million was accrued but not paid in 2005. Management estimates the remainder to be accrued in 2006 and 2007. The terms of the agreement call for all earned amounts to be paid in 2007.

(g)	Reflects additional non-cash adjustments which management believes better reflect the ongoing operations of the business as follows:

	Successor	Predecessor (Honeywell)	Predecessor (Novar)		Predcessor (Novar)
	Period from December 15 to 31, 2005	Period from April 1 to December 14, 2005	Three Months Ended March 31, 2005	Pro Forma Year Ended December 31, 2005	Year Ended December 31,
					2004	2003
	(unaudited, dollars in millions)
Amortization of Tenant Finishout Allowances (i)	$—	$—	$(0.3)	$—	$(0.9)	$(0.7)
Impact of Fair Value Inventory Adjustment Related to Purchase Accounting (ii)	1.8	3.1	—	—	—	—
Total Other Non-Cash Adjustments	$1.8	$3.1	$(0.3)	$—	$(0.9)	$(0.7)

(i)	Reflects the amortization of deferred liabilities resulting from capitalized leasehold improvements paid for by landlords.

(ii)	Reflects the negative effect on net income of the fair value inventory adjustment related to purchase accounting resulting from completion of the Honeywell acquisition and the Acquisition effective April 1 and December 15, 2005, respectively.

(3)	Prepaid rebates are cash payments made to certain customers upon the execution of multi-year contracts. These payments are capitalized and amortized over the terms of the respective contracts. Amortization amounts were: $19.7 million in 2002, $20.6 million in 2003, $22.3 million in 2004, $6.2 million in the three months ended March 31, 2005, $17.4 million for the period from April 1 to December 14, 2005, $1.0 million for the period from December 15 to December 31, 2005 and $24.6 million for the pro forma year ended December 31, 2005.

 RISK FACTORS

Investing in the exchange notes involves a high degree of risk. Prospective investors in the exchange notes should carefully consider the following matters, as well as the other information contained in this prospectus, including our consolidated financial statements and the related notes, before making an investment in the notes. While these are the risks and uncertainties we believe are most important for you to consider, you should know that they are not the only risks or uncertainties facing us or that may adversely affect our business.

Risks Related to our Substantial Indebtedness

We have substantial indebtedness, which may adversely affect our ability to operate our business and prevent us from fulfilling our obligations under the notes.

On December 31, 2005, we had total indebtedness of approximately $626.2 million (including $6.1 million of capital lease obligations), and there was $27.0 million of additional availability under our revolving credit facility (giving effect to the issuance of $5.8 million of letters of credit). Our substantial level of indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the notes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

Our ability to make payments on the notes and our other indebtedness depends on our ability to generate sufficient cash in the future.

Our ability to make payments on our indebtedness, including the notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This is subject to general economic, financial, competitive, legislative, regulatory and other factors beyond our control.

We are required to make mandatory payments under our term loan facility of $15.0 million in 2006, $20.0 million in 2007, $30.0 million in 2008, $35.0 million in 2009 and $40.0 million in 2010. Our term loan facility requires that a portion of our excess cash flow be applied to prepay amounts borrowed under it. We are required to repay this facility in full in 2011. If we do not have sufficient cash to be able to make such mandatory payments and cannot refinance the repaid portions of our term loan facility, we will be in default under our term loan facility. Our revolving credit facility will mature on December 15, 2010.

We may not be able to generate sufficient cash flow from operations and future borrowings may not be available to us under our credit facilities in an amount sufficient to enable us to repay our debt, including the notes, or to fund our other liquidity needs. If our future cash flow from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional debt or equity capital or restructure or refinance all or a portion of our debt, including the notes, on or before maturity. We may not be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing and future indebtedness, including the notes and our credit facilities, may limit our ability to pursue any of these alternatives.

Despite our current indebtedness levels, we may still be able to incur substantially more debt. Additional indebtedness could exacerbate the risks associated with our substantial leverage.

We may be able to incur substantial additional indebtedness in the future. The terms of our credit facilities and the indenture governing the notes do not fully prohibit us from doing so. In addition, as of December 31, 2005, there was $27.0 million of additional availability under our $40.0 million revolving credit facility (giving effect to the issuance of $5.8 million of letters of credit), all of which is secured by substantially all of our assets and therefore rank effectively senior to our obligations under the notes and the guarantees to the extent of the value of the assets securing the credit facilities. If new indebtedness is added to our current debt levels, the related risks that we now face could intensify. See ‘‘Description of Other Indebtedness’’ and ‘‘Description of Notes—Certain Covenants.’’

Covenant restrictions under our indebtedness may limit our ability to operate our business.

The indenture governing the notes and the agreement governing our credit facilities contain, among other things, covenants that restrict our and our subsidiaries’ ability to finance future operations or capital needs or to engage in other business activities. The indenture will restrict, among other things, our and our subsidiaries’ ability to:

•	incur or guarantee additional indebtedness;

•	make certain investments;

•	make restricted payments;

•	pay certain dividends or make other distributions;

•	incur liens;

•	enter into transactions with affiliates; and

•	merge or consolidate or transfer and sell assets.

Our credit facilities also contain affirmative and negative covenants customary for senior secured credit facilities, including, among other things, restrictions on indebtedness, liens, mergers and consolidations, sales of assets, loans, acquisitions, restricted payments, transactions with affiliates, dividends and other payment restrictions affecting subsidiaries and sale leaseback transactions.

In addition, our credit facilities contain covenants requiring us to maintain financial ratios, including a maximum consolidated secured leverage ratio, a maximum total consolidated leverage ratio and a minimum consolidated fixed charge coverage ratio. See ‘‘Description of Other Indebtedness.’’ These restrictions may limit our ability to operate our businesses and may prohibit or limit our ability to enhance our operations or take advantage of potential business opportunities as they arise.

Risks Related to the Exchange Notes

Your right to receive payments on the exchange notes is effectively subordinated to the rights of our existing and future secured creditors, including the lenders under our credit facilities. Further, the guarantees of the exchange notes are effectively subordinated to all of the guarantors’ existing and future secured indebtedness, including the guarantors’ guarantees of our credit facilities.

Holders of our and the guarantors’ existing and future secured indebtedness, including indebtedness under our credit facilities, which are secured by all or substantially all of our assets, will have claims that are prior to your claims as holders of the exchange notes to the extent of the value of the assets securing that other indebtedness. Our credit facilities are secured by substantially all of our assets. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization, or other bankruptcy proceeding, holders of secured indebtedness will have prior claims to those of our assets that constitute their collateral. Holders of the notes will participate ratably with all holders of our other unsecured and senior indebtedness, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the circumstances described in the preceding sentences, we may not have sufficient assets to pay amounts due on the exchange notes. As a result, holders of exchange notes may receive less, ratably, than holders of secured indebtedness.

As of December 31, 2005, the aggregate amount of our senior secured indebtedness was approximately $453.3 million, and there was $27.0 million of additional availability under our $40.0 million revolving credit facility (giving effect to the issuance of $5.8 million of letters of credit). We will be permitted to borrow additional indebtedness, including senior debt, in the future under the terms of the indenture and our credit facilities. See ‘‘Description of Notes—Certain Covenants— Incurrence of Indebtedness and Issuance of Preferred Stock’’ and ‘‘Description of Other Indebtedness.’’

Your right to receive payment on the exchange notes will be effectively subordinated to the liabilities of our non-guarantor subsidiaries.

While all of our subsidiaries will guarantee the exchange notes when they are issued, not all of our future subsidiaries will be required to guarantee the exchange notes. For example, our foreign subsidiaries, any of our subsidiaries that do not guarantee the credit facilities and our immaterial subsidiaries will not be guarantors of the exchange notes. Creditors of our non-guarantor subsidiaries (including trade creditors) will generally be entitled to payment from the assets of those subsidiaries before those assets can be distributed to us. As a result the exchange notes will effectively be subordinated to the prior payment of all of the debts (including trade payables) of our non-guarantor subsidiaries. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. Our subsidiaries who have their debt accelerated may not be able to repay such indebtedness. Our assets and our subsidiaries’ assets may not be sufficient to fully repay the exchange notes and our other indebtedness.

Federal and state statutes may allow courts, under specific circumstances, to void the notes and the guarantees and require noteholders to return payments received from us or the guarantors.

Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, the notes could be voided, or claims in respect of the notes or the guarantees could be subordinated to our other debts if, at that time, among other things (1) we issued the notes with the intent of hindering, delaying or defrauding current or future creditors; or (2) we received less than reasonably equivalent value or fair consideration for the incurrence of such notes; and, in the case of clause (2), we:

•	were insolvent or rendered insolvent by reason of such incurrence;

•	were engaged, or were about to engage, in a business or transaction for which our remaining assets constituted unreasonably small capital to carry on our business; or

•	intended to incur, or believed that we would incur, debts beyond our ability to pay such debts as they mature.

Similar risks and considerations apply with respect to the issuance of the guarantees by the guarantors. The measures of insolvency for purposes of these fraudulent conveyance laws will vary depending upon the law of the jurisdiction that is being applied in any such proceeding to determine whether a fraudulent conveyance has occurred. Generally, however, an entity would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

There is no established trading market for the exchange notes. Further, if an active trading market does not develop for the exchange notes, or if the market is not liquid, you may not be able to resell them.

The exchange notes are a new issue of securities for which there is currently no established market, and an active trading market may not develop for the exchange notes. If no active trading market develops, you may not be able to resell your exchange notes at their fair market value or at all. Future trading prices of the exchange notes will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. The initial purchasers of the notes were Bear, Stearns & Co. Inc. and J.P. Morgan Securities Inc. We were informed by the initial purchasers that they intended to make a market in the notes after the offering of the initial notes was completed. However, the initial purchasers are not obligated to make a market in the notes and may discontinue their market-making activities at any time without notice. Therefore, an active market for the exchange notes may not develop or, if developed, may not continue. We do not intend to apply for listing of the notes on any securities exchange.

In addition, the market for non-investment grade debt securities historically has been subject to disruptions that have caused price volatility independent of the operating and financial performance of the issuers of these securities. It is possible that the market for the exchange notes will be subject to these kinds of disruptions. Accordingly, declines in the liquidity and market price of the exchange notes may occur independent of our operating and financial performance. A liquid market for the notes or the exchange notes may not develop and subsequent to their initial issuance, the exchange notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar notes, our performance and other factors.

We may not be able to raise the funds necessary to finance the change of control offer required by the indenture.

Upon the occurrence of a change of control, we will be required to offer to repurchase all outstanding notes at 101% of their principal amount plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase. It is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes or that restrictions in our credit facilities will not allow such repurchases. Further, we may be contractually restricted under the terms of our credit facilities or other indebtedness from repurchasing all the notes tendered by holders upon a change of control, and we may not be able to obtain the necessary consents under our credit facilities or such other indebtedness to make such repurchases. Our failure to make or complete the change of control offer or pay the change of control purchase price when due will give the trustee and the holders of the notes the right to declare an event of default and accelerate the repayment of the notes as described under the section in this prospectus entitled ‘‘Description of Notes—Events of Default and Remedies.’’ This event of default under the indenture would in turn constitute an event of default under our credit facilities. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, will not constitute a ‘‘change of control’’ under the indenture. See ‘‘Description of Notes—Repurchase at the Option of Holders— Change of Control.’’

We will be required to file quarterly, annual and other reports with the SEC, which will increase our costs and will require significant company resources and management attention.

Prior to the offering of initial notes, we were not subject to the reporting requirements of the Securities Exchange Act of 1934 or the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002. The indenture governing the notes requires us to provide holders quarterly, annual and other reports, and, following this exchange offer, to file such reports with the SEC. We have made and expect to continue to make a number of changes to our financial and management structures in order to position ourselves to be able to comply with the requirements applicable to SEC filers, including changes to corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. The costs associated with these changes could be material. We expect that we will incur additional costs in 2006 in connection with M & F Worldwide’s compliance with Section 404 of the Sarbanes-Oxley Act.

Compliance with the various reporting and other requirements applicable to SEC filers will also require considerable time and attention of management.

In addition, being an SEC filer could make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Risks Related to the Exchange Offer

Some persons who participate in the exchange offer must deliver a prospectus in connection with resales of the exchange notes.

Based on interpretations of the staff of the Commission contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1983), we believe that you may offer for resale, resell or otherwise transfer the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act. Nevertheless, in some instances described in this prospectus under ‘‘Plan of Distribution,’’ you will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer your exchange notes. In these cases, if you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes under the Securities Act, you may incur liability under this act. We do not and will not assume, or indemnify you against, this liability.

Risks Related to our Business

The paper check industry overall is a mature industry and check usage is declining. Our business will be harmed if check usage declines faster than expected.

Check and check-related products and services, including delivery services, account for most of our revenues. Check printing is, and is expected to continue to be, an essential part of our business and the principal source of our operating income. The check industry overall is a mature industry. The number of checks written in the U.S. has declined in recent years, and we believe that it will continue to decline due to the increasing use of alternative payment methods, including credit cards, debit cards, smart cards, automated teller machines, direct deposit, wire transfers, electronic and other bill paying services, home banking applications and Internet-based payment services. According to Global Concepts, Inc., an independent consulting firm hired by the Federal Reserve to analyze check writing patterns, the number of checks written has declined approximately 4.0% annually from 2000 to 2003, and is forecast to decline by approximately 3.7% annually from 2004 to 2009. The actual rate and extent to which alternative payment methods will achieve consumer acceptance and replace checks, whether as a result of legislative developments, personal preference or otherwise, cannot be predicted with certainty. Changes in technology or the widespread adoption of current technologies may also make alternative payment methods more popular. An increase in the use of any of these alternative payment methods could have a material adverse effect on the demand for checks and a material adverse effect on our business, results of operations and prospects.

Consolidation among financial institutions may adversely affect our relationships with our clients and our ability to sell our products and may therefore result in lower revenues and profitability.

Mergers, acquisitions and personnel changes at financial institutions may adversely affect our business, financial condition and results of operations. In 2005, financial institutions accounted for approximately 84% of our revenues. In recent years, the number of financial institutions has declined due to consolidation. Margin pressures arise from such consolidation as merged entities seek not only the most favorable prices formerly offered to the predecessor institutions, but also additional discounts due to the greater volume represented by the combined entity. Consolidation among financial institutions could also cause us to lose current and potential clients as such clients are, for example, acquired by financial institutions with pre-existing relationships with our competitors. This concentration greatly increases the importance of retaining our major financial institution clients and attracting significant additional clients in an increasingly competitive environment. The increase in general negotiating leverage possessed by such consolidated entities also presents a risk that new and/or renewed contracts with these institutions may not be secured on terms as favorable as those historically negotiated with these clients. Consolidation among financial institutions could therefore decrease our revenues and profitability.

We are dependent on a few large clients, and adverse changes in our relationships with these highly-concentrated clients may adversely affect our revenues and profitability.

Our sales have been, and very likely will continue to be, concentrated among a small group of customers. In 2005, our top 20 financial institution clients represented approximately 47% of our revenues, with sales to Bank of America representing a significant portion of revenues. Our contract with Bank of America permits it to terminate the contract ‘‘for convenience’’ upon written notice or ‘‘for cause.’’ A significant decrease or interruption in business from Bank of America or from any of our other significant clients, or the termination of our contracts with any of our most significant clients, could have a material adverse effect on our revenues and profitability.

Our financial results can also be adversely affected by the business practices and actions of our large clients in a number of ways, including timing, size and mix of product orders and supply chain management. Several of our contracts with our significant clients expire over the next several years. We may not be able to renew them on terms favorable to us, or at all. The loss of one or more of these clients or a shift in the demand by, distribution methods of, pricing to, or terms of sale to, one or more of these clients could materially adversely affect us. The write-off of any significant receivable due from delays in payment or return of products by any of our significant clients would also adversely impact our revenues and profitability.

We face intense competition and pricing pressures in certain areas of our business, which could result in lower revenues, higher costs and lower profitability.

The check printing industry is intensely competitive. In addition to competition from alternative payment methods, we also face considerable competition from other check printers such as John H. Harland Company, Deluxe Corporation and Custom Direct. The principal factors on which we compete are service, convenience, quality, product range and price. From time to time, some of our competitors have reduced the prices of their products in an attempt to gain greater volume and retain customers. Price reductions by these competitors have resulted in reduced profit margins for us in the past. We also experience pricing pressures from our individual customer and financial institution client demands. Such demands may include pricing decreases, prepaid incentives, rebates, revenue guarantees or a larger percentage of check revenue sharing. We may not be able to compete effectively against current and future competitors. Continued competition could result in additional price reductions, reduced profit margins, loss of customers and an increase in prepaid incentives, which are up-front cash payments to financial institutions to encourage them to sign long-term contracts upon contract execution or renewal. Any significant increase in prepaid incentives would be detrimental to the prospects of our business.

We may not successfully implement our business strategies or realize all of our expected cost savings, which could reduce our revenues and profitability.

Our business strategies include building market share, strengthening relationships with clients, achieving substantial cost savings, making technology investments, rolling out procurement initiatives, reducing general and administrative expenses and corporate overhead and engaging in other process improvements designed to reduce fixed costs.

Our business strategies also include investing in upgrading certain of the technologies that we use, including voice response systems, and investing in a state-of-the-art customer relationship management system that will enable us to more effectively deploy targeted direct marketing efforts through our contact centers and websites, increasing the success rate of our up-selling and cross-selling efforts.

We may not be able to fully implement these business strategies or realize, in whole or in part or within the time frames anticipated, the efficiency improvements or expected cost savings from these strategies. Our strategies are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. Additionally, our business strategies may change from time to time. As a result, we may not be able to achieve our expected results of operations.

Our costs as a stand-alone company may exceed our estimates, which would have an adverse effect on our profitability.

As a stand-alone company, we incur certain costs, including, but not limited to legal personnel, tax personnel, risk management personnel and other expenses. As described above under ‘‘Summary —Summary Historical and Pro Forma Consolidated Financial and Other Data’’ in the definition of ‘‘EBITDA,’’ we have estimated the incremental increase in certain costs we expect to experience as a stand-alone company. Nevertheless, our actual costs may be substantially higher than our estimates.

Interruptions or adverse changes in our vendor or supplier relationships or delivery services could have a material adverse effect on our business.

We have strong relationships with many of the country’s largest paper mills and ink suppliers. These relationships afford us certain purchasing advantages, including stable supply and favorable pricing arrangements. Our supplier arrangements are by purchase order and terminable at will at the option of either party. While we have been able to obtain sufficient paper supplies during recent paper shortages and otherwise, in part through purchases from foreign suppliers, we are subject to the risk that we will be unable to purchase sufficient quantities of paper to meet our production requirements during times of tight supply. We also rely on a single service provider for the maintenance of our digital printers. An interruption in our relationship with this service provider could compromise our ability to fulfill pending orders for checks and check-related products. Any interruption in supplies or service from these or other vendors or suppliers or delivery services could result in a disruption to our business if we are unable to readily find alternative service providers at comparable rates.

Increased production and delivery costs, such as fluctuations in paper costs, could materially adversely affect our profitability.

Increases in production costs such as paper and labor could adversely affect our profitability, our business, our financial condition and results of operations. For example, our principal raw material is paper. Any significant increase in paper prices as a result of a short supply or otherwise would adversely affect our costs. In addition, disruptions in parcel deliveries or increases in delivery rates, which are often tied to fuel prices, could also increase our costs. Our contracts with our financial institution clients may contain certain restrictions on our ability to pass on to clients increased production costs or price increases. In addition, competitive pressures in the check industry may have the effect of inhibiting our ability to reflect these increased costs in the prices of our products and services.

Softness in direct mail response rates could have an adverse impact on our operating results.

Our Direct-to-Consumer division has experienced declines in response and retention rates related to direct mail promotional materials. We believe that these declines are attributable to a number of factors, including the decline in check usage, the overall increase in direct mail solicitations received by our target customers, and the multi-box promotional strategies employed by us and our competitors. To offset these factors, we may have to modify and/or increase our marketing efforts, which could result in increased expense.

The profitability of our Direct-to-Consumer division depends in large part on our ability to secure adequate advertising media placements at acceptable rates, as well as the consumer response rates generated by such advertising. Suitable advertising media may not be available at a reasonable cost, or available at all. Furthermore, the advertising we utilize may not be effective. Competitive pricing pressure may inhibit our ability to reflect any of these increased costs in the prices of our products. We may not be able to sustain our current levels of profitability as a result.

We depend upon the talents and contributions of a limited number of individuals, many of whom would be difficult to replace, and the loss or interruption of their services could materially and adversely affect our business, financial condition and results of operations.

We have entered into employment agreements with certain members of our senior management team, including Charles Dawson, our President and Chief Executive Officer. However, the service of these individuals may not continue or we may not be able to find individuals to replace them at the same cost to us or at all. The loss or interruption of the services of these executives could have a material adverse effect on our business, financial condition and results of operations.

Technological improvements may reduce our competitive advantage over some of our competitors, which could reduce our revenues and profits.

Improvements in the cost and quality of printing technology could enable some of our competitors to gain access to products of complex design and functionality at competitive costs. Increased competition from these competitors could force us to reduce our prices to attract and retain customers, which could reduce our revenues and profits.

Account data breaches involving stored customer data or misuse of such data could adversely affect our reputation, revenues, profits and growth.

We, our customers, and other third parties store customer account information relating to our checks. Any breach of the systems on which sensitive customer data and account information are stored or archived and any misuse by our own employees, by employees of data archiving services or by other unauthorized users of such data could lead to fraudulent activity involving our customers and our financial institution clients’ customers’ information and/or funds, damage the reputation of our brands and result in claims against us. If we are unsuccessful in defending any lawsuit involving such data security breaches or misuse, we may be forced to pay damages, which could materially and adversely affect our profitability and could have a material adverse impact on our transaction volumes, revenue and future growth prospects. In addition, such breaches could adversely affect our financial institution clients’ perception as to our reliability, and could lead to the termination of customer relations and our material contracts.

Legislation and contracts relating to consumer privacy protection could limit or harm our future business.

We are subject to the federal financial modernization law known as the Gramm-Leach-Bliley Act and the regulations implementing its privacy and information security requirements, as well as other privacy and data security federal and state laws and regulations. We are also subject to additional privacy and information security requirements in many of our contracts with financial institution clients, which are often more restrictive than the regulations. These laws, regulations and agreements require us to develop and implement policies to protect the security and confidentiality of consumers’ nonpublic personal information and to disclose these policies to consumers before a customer relationship is established and periodically thereafter. The laws, regulations, and agreements limit our ability to use our direct-to-consumer data in our other businesses and limit our ability to share customer information.

The Gramm-Leach-Bliley Act does not prohibit state legislation or regulations that are more restrictive on our use of data. More restrictive legislation or regulations have been introduced in the past and could be introduced in the future in Congress and the states. For example, legislation has been proposed which would require consumers to opt-in to any plan that would allow their nonpublic personal information to be disclosed. We are unable to predict whether more restrictive legislation or regulations will be adopted in the future. Any future legislation or regulations could have a negative impact on our business, results of operations or prospects. Additionally, future contracts may impose even more stringent requirements on us which could increase our operating costs, as well as interfere with the cost savings we are trying to achieve.

New laws and regulations may be adopted in the future with respect to the Internet, e-commerce or marketing practices generally relating to consumer privacy. Such laws or regulations may impede the growth of the Internet and/or use of other sales or marketing vehicles. As an example, new privacy laws could decrease traffic to our websites, decrease telemarketing opportunities and decrease the demand for our products and services. Additionally, the applicability to the Internet of existing laws governing property ownership, taxation, libel and personal privacy is uncertain and may remain uncertain for a considerable length of time.

We may be unable to protect our rights in intellectual property, and third party infringement or misappropriation may materially adversely affect our profitability.

Despite our efforts to protect our intellectual property, third parties may infringe or misappropriate our intellectual property or otherwise independently develop substantially equivalent products and services. In addition, the sale of products bearing designs licensed from third parties accounts for a significant portion of our revenues. These license agreements typically provide for the retention of ownership of the trade name, know-how or other intellectual property by the licensor and the payment of a royalty to the licensor. In general, the term of each license is short, between two and three years, and some licenses may be terminated upon a change of control. Such licenses may not be available to us indefinitely or on terms that would allow us to continue to be profitable with those products. The loss of intellectual property protection or the inability to secure or enforce intellectual property protection could harm our business and ability to compete. We rely on a combination of trademark and copyright laws, trade secret protection and confidentiality and license agreements to protect our trademarks, software and know-how. We may be required to spend significant resources to protect our trade secrets and monitor and police our intellectual property rights.

Third parties may assert infringement claims against us in the future. In particular, there has been a substantial increase in the issuance of patents for Internet-related systems and business methods, which may have broad implications for participants in online commerce. Claims for infringement of these patents are increasingly becoming a subject of litigation. If we become subject to an infringement claim, we may be required to modify our products, services and technologies or obtain a license to permit our continued use of those rights. We may not be able to do either of these things in a timely manner or upon reasonable terms and conditions. Failure to do so could seriously harm our business, operating results and prospects as a result of lost business, increased expenses or being barred from offering our products or implementing our systems or business methods. In addition, future litigation relating to infringement claims could result in substantial costs to us and a diversion of management resources. Adverse determinations in any litigation or proceeding could also subject us to significant liabilities and could prevent us from using some of our products, services or technologies.

We are dependent upon third party providers for significant information technology needs, and an interruption of services from these providers could materially and adversely affect our operations.

We have entered into agreements with third party providers for the licensing of certain software and the provision of information technology services, including software development and support services, and personal computer, telecommunications, network server and help desk services. In the event that one or more of these providers is not able to provide adequate information technology services or terminates a license or service, we would be adversely affected. Although we believe that information technology services and substantially equivalent software and services are available from numerous sources, a failure to perform or a termination by one or more of our service providers could cause a disruption in our business while we obtain an alternative source of supply and we may not be able to find such an alternative source on commercially reasonable terms, or at all.

We may experience processing errors or software defects that could harm our business and reputation.

We use sophisticated software and computing systems to process check orders for our customers. We may experience difficulties in installing or integrating our technologies on platforms used by our customers. Furthermore, certain financial institution clients have integrated their systems with ours, permitting our operators to effect certain operations directly into our financial institution clients’ customers’ accounts. Errors or delays in the processing of check orders, software defects or other difficulties could result in:

•	loss of customers;

•	additional development costs;

•	diversion of technical and other resources;

•	negative publicity; or

•	exposure to liability claims.

We face uncertainty with respect to future acquisitions and unsuitable or unsuccessful acquisitions could materially adversely affect our profitability.

We have acquired complementary businesses in the past and may pursue acquisitions of complementary businesses in the future. We cannot predict whether suitable acquisition candidates can be acquired on acceptable terms or whether future acquisitions, even if completed, will be successful. Future acquisitions by us could result in the incurrence of contingent liabilities, debt or amortization expenses relating to intangible assets which could materially adversely affect our business, results of operations and financial condition. Moreover, the success of any acquisition will depend upon our ability to integrate effectively the acquired businesses. The process of integrating acquired businesses may involve numerous risks, including, among others:

•	difficulties in assimilating operations and products;

•	diversion of management’s attention from other business concerns;

•	risks of operating businesses in which we have limited or no direct prior experience;

•	potential loss of our key employees or of those of the acquired businesses;

•	potential exposure to unknown liabilities; and

•	possible loss of our clients or of those of the acquired businesses.

We cannot predict whether any acquired products, technologies or businesses will contribute to our revenues or earnings to any material extent.

We may be subject to sales and other taxes which could have adverse effects on our business.

In accordance with current federal, state and local tax laws, and the constitutional limitations thereon, we currently collect sales, use or other similar taxes in state and local jurisdictions where we have a physical presence. One or more state or local jurisdictions may seek to impose sales tax collection obligations on us and other out-of-state companies which engage in remote or online commerce. Several U.S. states have recently taken various initiatives to prompt retailers to collect local and state sales taxes on purchases made over the Internet. Furthermore, tax law and the interpretation of constitutional limitations thereon is subject to change. In addition, any new operations of these businesses in states where they do not currently have a physical presence could subject shipments of goods by these businesses into such states to sales tax under current or future laws. If one or more state or local jurisdictions successfully asserts that we must collect sales or other taxes beyond our current practices, it could have a material, adverse affect on our business.

We may be subject to environmental risks, and liabilities for environmental compliance or cleanup could have a material, adverse effect on our profitability.

Our plants are subject to many existing and proposed federal, state and local laws and regulations designed to protect human health and the environment. Enforcement of these laws may require the expenditure of material amounts for environmental compliance or cleanup. We have sold former plants to third parties. In some instances, we have agreed to indemnify the buyer of the facility for certain environmental liabilities. We may also be subject to liability under environmental laws for environmental conditions at those former facilities or other locations where our wastes have been disposed. Although we are not aware of any fact or circumstance which would require the expenditure of material amounts for environmental compliance or cleanup, if environmental liabilities are discovered at our current or former printing plants, we could be required to spend material amounts for environmental compliance or cleanup.

M & F Worldwide, our indirect parent company, and its principal stockholder have significant influence over us, and they could delay, deter or prevent a change of control or other business combination or otherwise cause us to take actions with which you may disagree.

MacAndrews & Forbes Holdings Inc. is a corporation wholly owned by Mr. Ronald O. Perelman. MacAndrews & Forbes Holdings Inc. directly and indirectly beneficially owned, as of December 31, 2005, approximately 38% of the outstanding common stock of M & F Worldwide, our indirect parent company, which beneficially owns 100% of our stock and is traded on the New York Stock Exchange. In addition, the majority of our directors and two of M & F Worldwide’s directors, as well as M & F Worldwide’s senior executives, are affiliated with MacAndrews & Forbes Holdings Inc. As a result, MacAndrews & Forbes Holdings Inc. and its sole stockholder possess significant influence over our business decisions. The interests of our sole stockholder might conflict with your interests as a holder of exchange notes and it may cause us to pursue transactions that, in its judgment, could enhance its equity investment, even though such transactions may involve significant risks to you as a holder of exchange notes. For more information regarding our ownership structure, see ‘‘Summary—Corporate and Capital Structure’’ and ‘‘Principal Stockholders.’’

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect management’s current assumptions and estimates of future performance and economic conditions. These statements are subject to a number of risks and uncertainties, many of which are beyond our control. All statements other than statements of historical facts included in this prospectus, including those regarding our strategy, future operations, financial position, estimated revenues, projected costs, projections, prospects, plans and objectives of management, are forward-looking statements. When used in this prospectus, the words ‘‘believes,’’ ‘‘anticipates,’’ ‘‘plans,’’ ‘‘expects,’’ ‘‘intends,’’ ‘‘estimates’’ or similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date of this prospectus. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, such plans, intentions or expectations may not be achieved. In addition, we encourage you to read the summary of our critical accounting policies in the section entitled ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies.’’

The factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this prospectus include:

•	our substantial indebtedness;

•	covenant restrictions under our indebtedness that may limit our ability to operate our business and react to market changes;

•	the maturity of the principal industry in which we operate and trends in the paper check industry, including a faster than anticipated decline in check usage due to increasing use of alternative payment methods and other factors;

•	consolidation among financial institutions;

•	adverse changes among the large financial institution clients on which we depend, resulting in decreased revenues;

•	intense competition in all areas of our business;

•	our costs as a stand-alone company;

•	interruptions or adverse changes in our supplier relationships;

•	increased production and delivery costs;

•	fluctuations in the costs of raw materials;

•	our ability to attract, hire and retain qualified personnel;

•	technological improvements that may reduce our competitive advantage over some of our competitors;

•	our ability to protect our customer data from account data security breaches;

•	changes in legislation relating to consumer privacy protection which could harm our business;

•	contracts with our clients relating to consumer privacy protection which could restrict our business;

•	our ability to protect our intellectual property rights;

•	our reliance on third-party providers for certain significant information technology needs;

•	software defects that could harm our business and reputation;

•	our ability to successfully manage future acquisitions;

•	sales and other taxes which could have adverse effects on our business; and

•	environmental risks.

You should read carefully the factors described in the section entitled ‘‘Risk Factors’’ of this prospectus for a description of certain risks that could, among other things, cause actual results to differ from these forward-looking statements.

 THE TRANSACTIONS

General

On October 31, 2005, M & F Worldwide and Honeywell entered into a stock purchase agreement, in which M & F Worldwide agreed to purchase 100% of the capital stock of Novar USA, a wholly owned subsidiary of Honeywell and the indirect parent of the business of Clarke American, for a cash purchase price of $800 million, subject to a post-closing working capital adjustment. In connection with this Acquisition, M & F Worldwide formed CA Investment, an indirect wholly owned subsidiary of M & F Worldwide.

The business of Clarke American was owned by Novar USA, which indirectly wholly owned the operating subsidiaries of the Clarke American business. In connection with the Acquisition, Novar USA and its subsidiaries completed a series of merger transactions to eliminate certain intermediate holding companies. Concurrent with the Acquisition, Novar USA and CA Investment completed a series of merger transactions, with CA Investment as the surviving entity. On December 15, 2005, CA Investment purchased 100% of the capital stock of Novar USA and was renamed ‘‘Clarke American Corp.’’

In addition to the issuance of the initial notes, the following transactions occurred in connection with the Acquisition:

•	M & F Worldwide made a cash equity contribution to CA Investment of $202.5 million;

•	Clarke American Corp. entered into a $40.0 million revolving credit facility, under which it borrowed approximately $4.2 million in connection with the Transactions; and

•	Clarke American Corp. entered into a term loan facility with an aggregate principal amount at maturity of $440.0 million, receiving proceeds, net of a 0.5% original discount, of $437.8 million.

Indemnification

Honeywell has indemnified M & F Worldwide for losses caused by breaches of its representations, warranties and covenants, pre-closing taxes and other specified matters described in the stock purchase agreement. Claims for breaches of representations and warranties must be brought by M & F Worldwide by December 15, 2006 and are generally subject to a deductible basket of $8.0 million and a cap of $160.0 million, except that claims related to certain environmental matters, taxes and the capitalization of Novar USA and its subsidiaries survive for longer periods of time and are not subject to any deductible basket or cap. Certain representations regarding corporate authorization of the transactions, capitalization, the sophistication of the parties and the nonreliance of the parties on the matters beyond those set forth in the stock purchase agreement survive indefinitely. Covenant breaches and other indemnification events in the stock purchase agreement are not subject to a deductible basket or a cap.

Certain of the intermediate holding companies that were indirectly owned by Novar USA had issued guarantees on behalf of operating companies formerly owned by these intermediate holding companies, which operating companies are not part of the Clarke American business. Honeywell had undertaken to use its commercially reasonable efforts to assume, replace or terminate such guarantees and indemnify M & F Worldwide and its affiliates, including Novar USA and its subsidiaries, with respect to all liabilities arising under such guarantees. To the extent such guarantees were not so assumed, replaced or terminated at the closing, Honeywell posted a letter of credit for the benefit of M & F Worldwide in an amount of $60.0 million for a period of two years to secure its indemnification obligations covering the guarantees. The face amount of the letter of credit is subject to adjustment based on the agreement of the parties. Honeywell has obtained the termination and release of several of such guarantees, and the face amount of the letter of credit has been reduced to $27.0 million in accordance with the purchase agreement as of March 31, 2006. Since we believe it is remote that we will have to pay any amounts under such guarantees, we have not recorded any liability in our financial statements.

 USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes in exchange for the outstanding initial notes. We are making this exchange solely to satisfy our obligations under the registration rights agreement entered into in connection with the offering of the initial notes. In consideration for issuing the exchange notes, we will receive initial notes in like aggregate principal amount.

We used the proceeds from the sale of the initial notes, together with borrowings under our new credit facilities and a cash contribution from M & F Worldwide, to finance the purchase price for the Acquisition and pay related fees and expenses. The approximate sources and uses of funds in connection with the Transactions were as follows (in millions):

Sources:

Revolving credit facility (1)	$4.2
Term loan facility (2)	437.8
Initial notes	175.0
Cash equity contribution	202.5
Cash on hand	0.6
Total sources	$820.1

Uses:

Purchase price for the Acquisition	$800.0
Approximate fees and expenses (3)	20.1

Total uses	$820.1

(1)	Our $40.0 million revolving credit facility will mature on December 15, 2010. An amount of $4.2 million was borrowed at closing in connection with the Transactions and $5.8 million of letters of credit were issued at closing under this facility. As of December 31, 2005, we had $7.2 million outstanding under our revolving credit facility. See ‘‘Description of Other Indebtedness—Credit Facilities.’’

(2)	This amount reflects original discount of 0.5% to the $440.0 million aggregate principal amount at maturity of our term loan facility. Our term loan facility is required to be repaid in quarterly installments, which commenced on March 31, 2006 in the following annual amounts: $15.0 million in 2006, $20.0 million in 2007, $30.0 million in 2008, $35.0 million in 2009 and $40.0 million in 2010. Our term loan facility requires that a portion of our excess cash flow be applied to prepay amounts borrowed thereunder. The balance of the term loan facility will be repaid in full in 2011. For more information on the terms of our term loan facility, see ‘‘Description of Other Indebtedness.’’

(3)	Includes fees paid in connection with our credit facilities and initial purchasers’ discounts and commissions, legal, accounting, printing and other miscellaneous fees and expenses in connection with the Transactions.

 CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2005. For additional information regarding our indebtedness, see ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources,’’ ‘‘Description of Other Indebtedness,’’ ‘‘Description of Notes’’ and ‘‘Use of Proceeds.’’ You should read this table in conjunction with ‘‘Selected Historical Consolidated Financial and Operating Data,’’ ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations,’’ ‘‘Unaudited Pro Forma Condensed Consolidated Financial Information’’ and our consolidated financial statements and related notes, in each case, included elsewhere in this prospectus.

As of December 31, 2005
(in millions)
Debt
Revolving credit facility(1)	$7.2
Term loan facility(2)	437.9
Total senior secured debt	445.1
Notes	175.0
Other debt(3)	6.1
Total debt	626.2
Total stockholder’s equity	201.2
Total capitalization	$827.4

(1)	Our $40.0 million revolving credit facility will mature on December 15, 2010. An amount of $4.2 million was borrowed at closing in connection with the Transactions and $5.8 million of letters of credit were issued at closing under this facility. See ‘‘Description of Other Indebtedness—Credit Facilities.’’

(2)	This amount reflects original discount of 0.5% to the $440.0 million aggregate principal amount at maturity of our term loan facility. Our term loan facility is required to be repaid in quarterly installments, which commenced on March 31, 2006 in the following annual amounts: $15.0 million in 2006, $20.0 million in 2007, $30.0 million in 2008, $35.0 million in 2009 and $40.0 million in 2010. Our term loan facility requires that a portion of our excess cash flow be applied to prepay amounts borrowed thereunder. The balance of the term loan facility will be repaid in full in 2011. For more information on the terms of our term loan facility, see ‘‘Description of Other Indebtedness.’’

(3)	Consists of a capital lease obligation.

 UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma financial data are based on our consolidated financial statements, adjusted to give effect to the Transactions, including:

•	the completion of the Acquisition;

•	the incurrence of a term loan facility with an aggregate principal amount at maturity of $440.0 million for proceeds of $437.8 million;

•	the borrowing of $4.2 million under our revolving credit facility;

•	the issuance of $175.0 million of initial notes; and

•	the incurrence of $20.1 million of estimated fees and expenses.

The unaudited pro forma statement of income data for the year ended December 31, 2005 give effect to the Transactions as if they had occurred on January 1, 2005.

The unaudited pro forma financial data give effect to certain pro forma adjustments which are described in the notes to these statements. The pro forma adjustments are based on available information and certain assumptions that management believes are reasonable. The pro forma financial data do not purport to represent what our results of operations would have actually been had the Transactions, in fact, occurred on such dates, or to project our results of operations for any future date or period.

We have applied the purchase method of accounting to the Acquisition, and the purchase price allocation is preliminary. The final allocation will be based on a complete evaluation of the assets acquired and liabilities assumed. Accordingly, the information presented in this prospectus may differ materially from the final purchase price allocation. Those allocations are required to be finalized within one year after the completion of the Acquisition.

As a stand-alone company, we incur certain costs, including, but not limited to costs to operate as a stand-alone public entity which we expect to be higher than the costs we have historically incurred. The unaudited pro forma financial data presented below does not reflect any adjustment for such costs. See ‘‘Risk Factors—Risks Related to the Exchange Notes—We will be required to file quarterly, annual and other reports with the SEC, which will increase our costs and will require significant company resources and management attention’’ and ‘‘—Risks Related to our Business—Our costs as a stand-alone company may exceed our estimates, which would have an adverse effect on our profitability.’’

The unaudited pro forma financial data set forth below should be read in conjunction with our historical financial statements, including the related notes, and ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations,’’ which are included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Consolidated Statement of Income
Year Ended December 31, 2005
(dollars in millions)

	Historical					Pro Forma
	Successor	Predecessor (Honeywell)	Predecessor (Novar)
	Period from December 15 to 31, 2005	Period from April 1 to December 14, 2005	Three Months Ended March 31, 2005	Pro Forma Adjustments		Year Ended December 31, 2005
Net Revenues	$24.1	$439.9	$154.4	$—		$618.4
Operating Expenses
Cost of Revenues	17.4	285.6	91.1	(0.6	)(1)	393.5
Selling, General and Administrative Expenses	6.0	100.8	39.2	0.9	(2)	146.9
Total Operating Expenses	23.4	386.4	130.3	0.3		540.4
Operating Income	0.7	53.5	24.1	(0.3)		78.0
Interest Expense, net	(2.8)	(2.4)	(5.6)	(47.0	)(3)	(57.8)
(Loss) Income Before Income Taxes	(2.1)	51.1	18.5	(47.3)		20.2
Benefit (Provision) for Income Taxes	0.8	(20.1)	(7.5)	18.4	(4)	(8.4)
Net (Loss) Income	$(1.3)	$31.0	$11.0	$(28.9)		$11.8

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated Statement of Income.

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income
(dollars in millions)

(1)	Adjustments to cost of revenues resulting from the preliminary allocation of the purchase price in the Acquisition:

Year Ended December 31, 2005
Amortization of intangible assets	$1.9
Additional depreciation of property, plant and equipment	2.1
Reversal of fair value adjustment to inventory related to Honeywell’s purchase accounting	(3.1)
Reversal of fair value adjustment to inventory related to M & F Worldwide's purchase accounting	(1.8)
Increased occupancy cost from elimination of deferred lease liabilities	0.3
Adjustments to cost of revenues	$(0.6)

The pro forma fiscal year ended December 31, 2005 does not include an estimated fair value adjustment to inventory that would have increased cost of goods sold by approximately $3.1, because such adjustment is not expected to be recurring. Following the Acquisition, we made a similar adjustment to the fair value of our inventory.

(2)	Adjustments to selling, general and administrative expenses from the preliminary allocation of the purchase price in the Acquisition, parent company services and additional compensation expense related to new employment agreements with management that were entered into in connection with the Acquisition.

Year Ended December 31, 2005
Stand-alone costs (a)	$2.0
Elimination of management fees of prior parent companies	(0.8)
Amortization of fair value adjustment to software from purchase accounting	(0.3)
Adjustments to selling, general and administrative expenses	$0.9

(a)	Reflects management’s estimate of additional costs to replace the legal, tax, risk management and other services provided by our parent companies and to adjust the compensation of certain executives who, in connection with the Acquisition, entered into employment agreements that became effective upon completion of the Acquisition. Does not reflect certain additional annual costs required to operate as a stand-alone public entity, as described and estimated at $0.7 per annum under ‘‘Summary—Summary Historical and Pro Forma Consolidated Financial and Other Data’’ in the definition of ‘‘EBITDA.’’ See ‘‘Risk Factors—Risks Related to the Exchange Notes—We will be required to file quarterly, annual and other reports with the SEC, which will increase our costs and will require significant company resources and management attention’’ and ‘‘—Risks Related to our Business—Our costs as a stand-alone company may exceed our estimates, which would have an adverse effect on our profitability.’’

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income
(dollars in millions)

(3)	Reflects adjustments to interest expense related to the financing of the Acquisition, at an assumed rate of 7.75% and 7.50% on the term loan facility and the revolving facility, respectively, and elimination of historical interest expense on notes payable to parent as follows:

Year Ended December 31, 2005
Credit facilities and initial notes	$(55.0)
Elimination of historical interest expense on notes payable to parent	8.0
Adjustments to interest expense	$(47.0)

A 1/8% change in interest rates would have the following effect on pro forma interest expense:

Year Ended December 31, 2005
Credit facilities	$(0.5)

(4)	Reflects the tax benefits of the pro forma adjustments at an effective rate of 39.0%.

 SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table sets forth our selected historical consolidated financial and operating data. The selected consolidated financial and operating data for the fiscal years ended December 31, 2004, 2003 and 2002, the three months ended March 31, 2005, the period from April 1, 2005 to December 14, 2005, the period from December 15, 2005 to December 31, 2005 and the selected consolidated financial data as of the years ended December 31, 2002 through 2005 have been derived from our audited consolidated financial statements and the notes to those statements. The selected consolidated financial and operating data as of and for the fiscal year ended December 31, 2001 has been derived from our unaudited consolidated financial statements.

The data and the information presented below should be read in conjunction with ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ and our consolidated financial statements and the notes related to those statements appearing elsewhere in this prospectus.

	Successor	Predecessor (Honeywell)	Predecessor (Novar)	Predecessor (Novar)
	Period from December 15 to 31, 2005	Period from April 1 to December 14, 2005	Three Months Ended March 31, 2005	Year Ended December 31,
				2004(2)	2003	2002	2001
			(in millions)
Consolidated Statements of Operations Data
Net revenues	$24.1	$439.9	$154.4	$607.6	$572.2	$551.8	$540.4
Cost of revenues	17.4	285.6	91.1	353.1	340.7	335.7	316.0
Gross profit	6.7	154.3	63.3	254.5	231.5	216.1	224.4
Selling, general and administrative expense	6.0	100.8	39.2	147.5	130.2	121.2	130.2
Operating income	0.7	53.5	24.1	107.0	101.3	94.9	94.2
Interest expense, net	(2.8)	(2.4)	(5.6)	(19.1)	(25.7)	(11.0)	(9.7)
(Loss) income before income taxes	(2.1)	51.1	18.5	87.9	75.6	83.9	84.5
Benefit (provision) for income taxes	0.8	(20.1)	(7.5)	(23.5)	(39.7)	(45.4)	(50.3)
Net (loss) income	$(1.3)	$31.0	$11.0	$64.4	$35.9	$38.5	$34.2
Other Data
Ratio of Earnings to Fixed Charges(1)	0.3x	10.6x	3.9x	5.0x	3.5x	6.2x	3.0x

	As of December 31,
	Successor	Predecessor (Novar)
	2005	2004(2)	2003	2002	2001
		(in millions)
Balance Sheet Data
Total assets	$1,149.9	$506.8	$514.3	$621.7	$566.9
Long-term debt including current portion and short-term borrowings	626.2	474.1	611.4	602.9	541.9
Stockholders’ equity (deficit)	201.2	(101.3)	(237.1)	(98.8)	(129.4)

(1)	The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings from continuing operations before income taxes and extraordinary items plus fixed charges. Fixed charges include interest, expensed or capitalized, including amortization of deferred financing costs and debt discount and a portion of cash rent expense. The pro forma ratio of earnings to fixed charges for 2004 and 2005 equals 1.3x and 1.3x, respectively.

(2)	Includes the financial position and results of operations of Alcott Routon, Inc. from the date of its acquisition in March 2004 (see Note 3 to our consolidated financial statements included elsewhere in this prospectus).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
 CONDITION AND RESULTS OF OPERATIONS

The following discussion regarding our financial condition and results of operations for the successor period from December 15, 2005 to December 31, 2005 and the predecessor periods from April 1, 2005 to December 14, 2005, the three months ended March 31, 2005 and the fiscal years ended December 31, 2004 and 2003 should be read in connection with the more detailed financial information contained in our consolidated financial statements and their notes included elsewhere in this prospectus.

Business Overview

We are one of the three largest providers of checks and check-related products and services in the United States based on revenue and a leading provider of direct marketing services to financial institutions. We serve financial institutions through our Clarke American and Alcott Routon brands and consumers and businesses directly through our Checks in the Mail and B2Direct brands. We have an industry leading reputation for quality and have won several third party and customer awards.

Our two business segments are the Financial Institution division (84% of our revenues for the year ended December 31, 2005) and the Direct-to-Consumer division (16% of our revenues for the year ended December 31, 2005). Customers ordering through our Financial Institution division order checks from our financial institution clients, and we manage that check order process on their behalf. Our Direct-to-Consumer division serves customers who prefer to order checks directly from a check provider.

Presentation of Financial Information

Presentation of Separate Predecessor and Successor Periods.    We were acquired by M & F Worldwide on December 15, 2005 from Honeywell. See ‘‘—Acquisition by M & F Worldwide,’’ below. Honeywell acquired us effective April 1, 2005 by purchasing all of the outstanding stock of the company that was then our indirect parent, Novar plc. See ‘‘—Acquisition by Honeywell and Reorganization of Assets under Common Control’’ below.

As a result of the changes in ownership, under GAAP, we are required to present separately our operating results for our two predecessors. The period during which we were owned by Honeywell (April 1, 2005 to December 14, 2005) is discussed below as ‘‘predecessor (Honeywell).’’ The periods prior to our acquisition by Honeywell (the three months ended March 31, 2005 and the 2004 and 2003 fiscal years) are discussed below as ‘‘predecessor (Novar).’’ Nevertheless, in the following discussion, the combined results of operations from the predecessor and successor periods in the year ended December 31, 2005 are compared to the predecessor’s (Novar) results of operations in the year ended December 31, 2004. Management believes this is a useful way to present and discuss our results of operations.

Acquisition by M & F Worldwide.    On October 31, 2005, M & F Worldwide and Honeywell entered into a stock purchase agreement, in which M & F Worldwide agreed to purchase 100% of the capital stock of Novar USA Inc., a wholly owned subsidiary of Honeywell and the indirect parent of the business of Clarke American, for a cash purchase price of $800.0 million, subject to a post closing working capital adjustment. In connection with this acquisition, which we refer to as the ‘‘Acquisition,’’ M & F Worldwide formed CA Investment Corp., an indirect wholly owned subsidiary of M & F Worldwide.

The business of Clarke American was owned by Novar USA, which indirectly wholly owned the operating subsidiaries of the Clarke American business. In connection with the Acquisition, Novar USA and its subsidiaries completed a series of merger transactions to eliminate certain intermediate holding companies. Concurrent with the Acquisition, Novar USA and CA Investment completed a series of merger transactions, with CA Investment as the surviving entity. On December 15, 2005, CA Investment purchased 100% of the capital stock of Novar USA and was renamed ‘‘Clarke American Corp.’’

The following financing transactions occurred in connection with the Acquisition:

•	M & F Worldwide made a cash equity contribution to CA Investment of $202.5 million;

•	we entered into a $40.0 million revolving credit facility, under which we borrowed $4.2 million in connection with the Acquisition;

•	we entered into a term loan facility with an aggregate principal amount at maturity of $440.0 million, receiving proceeds, net of a 0.5% original discount, of $437.8 million; and

•	we issued $175.0 million of the initial notes.

Acquisition by Honeywell and Reorganization of Assets under Common Control.    Effective April 1, 2005, we were acquired by Honeywell, when a subsidiary of Honeywell purchased all of the outstanding stock of Novar plc. Novar plc held a number of businesses, including the one we operate. Novar USA, which held our business, was a subsidiary of Novar plc. On May 5, 2005, Honeywell reorganized the business of Novar plc so that other businesses formerly held by Novar USA were transferred out of Novar USA, with our business remaining as the only one held by Novar USA. The financial statements for periods prior to the completion of the Acquisition on December 15, 2005 that are presented and discussed in this prospectus are those of Novar USA, giving effect to the acquisition by Honeywell and the subsequent reorganization.

Our predecessor (Novar) was not a separate, stand-alone company from Novar plc during the fiscal years ended December 31, 2003 and 2004 or for the three months ended March 31, 2005, and our predecessor (Honeywell) was not a separate, stand-alone company from Honeywell during the period from April 1, 2005 to December 14, 2005. The accompanying financial statements for those periods have been prepared as if each of our predecessors had existed as a stand-alone company for the periods presented. All of those financial statements included in this prospectus reflect balances that were directly attributable to the business we operate. However, certain amounts of the corporate expenses of our then parent company that were incurred while the relevant predecessor was not a stand-alone company, including legal personnel, tax personnel, accounting personnel, risk management personnel, infrastructure and other costs, although not directly attributable to our business, have been allocated to the relevant predecessor company on a basis we, our predecessor and the relevant parent company, believed to be a reasonable reflection of the benefits received. Nevertheless, the costs as allocated to the relevant predecessor are not necessarily indicative of the costs that we would have incurred if the relevant predecessor had performed these functions as a stand-alone entity. For this reason, the financial information for periods prior to the completion of the Acquisition on December 15, 2005 included in this prospectus does not necessarily reflect our financial position, results of operations, changes in stockholder’s deficit and cash flows in the future or what they would have been if the relevant predecessor had been a separate, stand-alone entity during the periods presented.

In addition, as a result of our acquisition by Honeywell, the results of operations for the predecessor (Honeywell) period from April 1, 2005 to December 14, 2005 reflect the allocation, in accordance with Statement of Financial Accounting Standards No. 141, ‘‘Business Combinations,’’ of the purchase price paid by Honeywell for our assets and the corresponding increase in the carrying value of those assets that resulted in higher depreciation and amortization expenses in the predecessor (Honeywell) period. See Note 3 to our consolidated financial statements for more information regarding these allocations.

Related Party Financing Activities.    Substantially all of the interest income and interest expense in all predecessor periods presented relates to long-term notes payable to and other notes receivable from the relevant parent company and other related parties. Most of the cash used in and provided by financing activities in all predecessor periods presented were also associated with related party financing activities, such as the repayment and incurrence of notes to affiliates and dividend payments to affiliates. All of the related party notes payable and related party receivables were retired as of the completion of the Acquisition on December 15, 2005. In addition, a significant portion of our incremental cash from operating and financing activities in the periods prior to the completion of the Acquisition on December 15, 2005 was generated by transactions with affiliates, which were discontinued after the completion of the Acquisition. Accordingly, interest income, interest expense, cash from operating activities and cash used in financing activities for predecessor periods may not be indicative of our future performance.

Impact of the Transactions.    In connection with the Acquisition by M & F Worldwide, we incurred significant indebtedness, including $175.0 million of initial notes, $440.0 million of indebtedness under our term loan facility and $4.2 million of borrowings under our revolving credit facility. As of December 31, 2005, a total of $7.2 million was drawn under our $40.0 million revolving credit facility. Therefore, we expect that our interest expense will be significantly higher in periods after the completion of the Transactions than in prior periods.

Prior to the Transactions, we were not subject to reporting requirements under the Securities Exchange Act of 1934, but following the Transactions, as a result of this exchange offer and because of covenants in the indenture governing the notes, we will be required to prepare and furnish Exchange Act periodic and current reports. As a result, we anticipate that our selling, general and administrative expense following the Transactions will be higher than in prior periods. See ‘‘Unaudited Pro Forma Condensed Consolidated Financial Information’’ for more information regarding the pro forma effects of the Transactions.

In addition, the Acquisition has been accounted for as a purchase, in accordance with the provisions of SFAS No. 141, which has resulted in new valuations for our consolidated assets and liabilities based on fair values as of the date of the Acquisition. This purchase price allocation will be finalized during 2006. We anticipate that the allocation of the purchase price in the Acquisition will result in higher depreciation and amortization expense in the periods following the Acquisition compared to the predecessor periods. See ‘‘Unaudited Pro Forma Condensed Consolidated Financial Information.’’

Restructuring Charges

We have taken restructuring actions in the past in an effort to achieve manufacturing and contact center efficiencies and cost savings. Past actions have included manufacturing plant closures, contact center consolidations and staffing reductions. Restructuring expenses incurred for the years 2003 and 2004 were $6.3 million and $0.7 million, respectively. We anticipate continued restructuring actions, where appropriate, to realize process efficiencies and remain competitive in the marketplace. For the year ended December 31, 2005, we incurred restructuring expenses of $2.2 million.

Line Items Presented

Net revenues. Net revenues include amounts billed by our Financial Institution division to financial institution clients and amounts billed by our Direct-to-Consumer division to customers for products, services, shipping and handling. Revenues are presented net of rebates, discounts and amortization of prepaid rebates.

Cost of revenues.    Our cost of revenues consists of direct material, delivery and other manufacturing costs, including labor and overhead, depreciation and amortization expense with respect to manufacturing assets, fixed asset depreciation, amortization of intangible assets, and reserves for obsolete and slow-moving inventory. Cost of revenues also includes costs incurred in our contact centers, including labor, depreciation and overhead.

Selling, general and administrative expenses. Our selling, general and administrative expenses consist of selling expense (which includes sales staff salaries and bonuses), advertising and promotion (which includes direct marketing expenses) and administrative expense (which includes corporate expenses and bonuses). In addition, selling, general and administrative expenses also includes depreciation and amortization with respect to certain corporate administrative assets and information technology infrastructure costs.

Economic and Other Factors Affecting our Business

The largest factor impacting the check industry is the continuing decrease in the number of checks written per household. Our management estimates that the U.S. check market is the largest in the world. The check industry has two main segments: the market for check products and related services sold through financial institutions and the market for check products and related services sold directly to consumers and business. We compete in these market segments primarily with Deluxe Corporation, John H. Harland Company and Custom Direct.

We believe the number of checks printed is driven by the number of checks written, the number of new checking accounts opened and reorders reflecting changes in consumers’ personal situations, such as name or address. Checks written remain the largest form of non-cash payment in the U.S., representing more transactions than credit and debit transactions combined. According to the 2004 Federal Reserve Payments Study, the total number of all non-cash payments (including checks and electronic payments) in the U.S. has increased from approximately 72.5 billion in 2000 to approximately 81.2 billion in 2003. According to Global Concepts, Inc., an independent consulting firm hired by the Federal Reserve to analyze check writing patterns, the number of checks written has declined approximately 4.0% annually from 2000 to 2003, and is forecast to decline by approximately 3.7% annually from 2004 to 2009.

Our Financial Institution division’s operating results are also modestly impacted by consumer confidence and employment. Consumer confidence directly correlates with consumer spending, while employment also impacts revenues through the number of new checking accounts being opened. To a lesser degree, business confidence impacts a portion of the Financial Institution division.

Our Direct-to-Consumer division’s operating results are also driven by consumer confidence and employment. Consumer confidence directly correlates with consumer spending, while employment also impacts revenues through the number of new checking accounts opened.

We have also experienced significant pricing pressure as competitors seek to increase volumes through market share gains. In our Financial Institution division, consolidation among financial institutions also contributes to pricing pressures as newly combined financial institutions often seek additional price concessions. In addition, financial institution consolidation may result in the addition or loss of a client when the consolidation involves financial institutions served by our competitors. In our Direct-to-Consumer division, softening customer response rates to direct mail advertisements have negatively impacted our volumes. We are responding to these challenges by seeking to gain market share, growing our long-term relationships with financial institutions and expanding our direct marketing services.

Results of Operations—Consolidated

Combined Fiscal Year 2005 Compared to Predecessor (Novar) Fiscal Year 2004

Revenues, net

	Successor	Predecessor (Honeywell)	Predecessor (Novar)	Combined	Predecessor (Novar)
$ in millions	Period from December 15, 2005 to December 31, 2005	Period from April 1, 2005 to December 14, 2005	Three Months Ended March 31, 2005	Year Ended December 31, 2005	Year Ended December 31, 2004
Revenues, net	$24.1	$439.9	$154.4	$618.4	$607.6

The 1.8% increase in revenues was mainly driven by a 2.5% increase in revenue per unit offset by a 0.7% decline in units. The decline in unit volume was largely attributable to volume declines in the Direct-to-Consumer division, partially offset by growth in the Financial Institution division. Revenues per unit increased in both the Financial Institution division (which included the full year impact of Alcott Routon, which we acquired in March 2004) and the Direct-to-Consumer division.

Cost of Revenues

	Successor	Predecessor (Honeywell)	Predecessor (Novar)	Combined	Predecessor (Novar)
$ in millions	Period from December 15, 2005 to December 31, 2005	Period from April 1, 2005 to December 14, 2005	Three Months Ended March 31, 2005	Year Ended December 31, 2005	Year Ended December 31, 2004
Cost of revenues	$17.4	$285.6	$91.1	$394.1	$353.1
Gross margin %	27.8%	35.1%	41.0%	36.3%	41.9%

Gross margin declined 5.6 percentage points in 2005 to 36.3%. Included in 2005 is $30.7 million of incremental cost of revenues related to the fair value adjustments to assets recorded in the Honeywell acquisition effective April 1, 2005 and in the Acquisition effective December 15, 2005, which accounted for 5.0 percentage points of the gross margin decline. A portion of the decline was attributable to an incremental $1.3 million of legal settlements received in 2004 against which no costs were incurred.

Selling, General and Administrative Expenses

	Successor	Predecessor (Honeywell)	Predecessor (Novar)	Combined	Predecessor (Novar)
$ in millions	Period from December 15, 2005 to December 31, 2005	Period from April 1, 2005 to December 14, 2005	Three Months Ended March 31, 2005	Year Ended December 31, 2005	Year Ended December 31, 2004
Selling, general and administrative expenses	$6.0	$100.8	$39.2	$146.0	$147.5
% of revenues	24.9%	22.9%	25.4%	23.6%	24.3%

Selling, general and administrative expenses, as a percentage of revenues, decreased 0.7 percentage points to 23.6% reflecting success of our cost management efforts. Also, included in 2005 are $3.9 million of charges related to incremental acquisition related fair value adjustments to assets, restructuring and a contingent performance bonus related to the acquisition of Alcott Routon in March 2004. Partially offsetting these charges was a $2.4 million reduction in 2005 charges related to a stock option plan that was terminated in 2005 and a $0.9 million reduction in group management fees charged by our former parents.

Interest Expense, net

	Successor	Predecessor (Honeywell)	Predecessor (Novar)	Combined	Predecessor (Novar)
$ in millions	Period from December 15, 2005 to December 31, 2005	Period from April 1, 2005 to December 14, 2005	Three Months Ended March 31, 2005	Year Ended December 31, 2005	Year Ended December 31, 2004
Interest expense, net	$(2.8)	$(2.4)	$(5.6)	$(10.8)	$(19.1)

Substantially all interest income and interest expense for years ended December 31, 2005 and 2004, was realized or incurred in connection with related party transactions with the exception of $2.8 million of interest expense incurred in the successor period related to the new debt created as a result of the Acquisition. See ‘‘—Presentation of Financial Information—Related Party Financing Activities.’’ Interest expense, net declined by $8.3 million, primarily as the result of retiring related party debt.

Provision for Federal and State Income Taxes

	Successor	Predecessor (Honeywell)	Predecessor (Novar)	Combined	Predecessor (Novar)
$ in millions	Period from December 15, 2005 to December 31, 2005	Period from April 1, 2005 to December 14, 2005	Three Months Ended March 31, 2005	Year Ended December 31, 2005	Year Ended December 31, 2004
Statutory tax expense	$(0.7)	$17.9	$6.5	$23.7	$30.8
Provision (benefit) for state income taxes, net of federal benefit and other	(0.1)	1.4	0.7	2.0	5.3
Subtotal	(0.8)	19.3	7.2	25.7	36.1
Establishment (release) of liabilities for uncertain tax positions	0.0	0.8	0.3	1.1	(12.6)
Total income tax (benefit) expense	$(0.8)	$20.1	$7.5	$26.8	$23.5
Effective tax rates:
Statutory tax expense	35.0%	35.0%	35.0%	35.0%	35.0%
Provision for state income taxes, net of federal benefit and other	2.2%	2.7%	3.9%	3.1%	6.0%
Subtotal	37.2%	37.7%	38.9%	38.1%	41.0%
Establishment (release) of liabilities for uncertain tax positions	0.0%	1.5%	1.6%	1.6%	(14.3%)
Effective income tax rate	37.2%	39.2%	40.5%	39.7%	26.7%

The effective tax rate increased 13.0 percentage points in 2005 to 39.7%. The majority of this increase is attributable to a change in accrued liabilities for uncertain tax positions, including a release of $12.6 million of reserves no longer needed as certain tax contingencies were resolved in 2004 and incremental accruals of $1.1 million in 2005, which accounted for an increase of 15.9 percentage points in the effective tax rate. These releases or additional accruals for uncertain tax positions are made based upon annual reviews of potential tax liabilities. As part of the Acquisition, Honeywell agreed to provide indemnification for liabilities on uncertain tax positions that relate to pre-Acquisition periods.

Predecessor (Novar) Fiscal Year 2004 Compared to Predecessor (Novar) Fiscal Year 2003

Net Revenues

	$ in millions
	2004	2003
Net revenues	$607.6	$572.2

In 2004, the 6.2% increase in revenues was driven by a 6.1% increase in unit volume and a 0.1% increase in revenue per unit. The increase in unit volume was largely attributable to growth in the Financial Institution division partially offset by volume declines in the Direct-to-Consumer division. Revenues per unit increased primarily due to improvements in the Direct-to-Consumer division and the contribution from the Alcott Routon acquisition in March 2004 largely offset by the impact of growth from large financial institution clients which typically enjoy more favorable pricing terms and competitive pricing pressures in the Financial Institution division.

Cost of Revenues

	$ in millions
	2004	2003
Cost of revenues	$353.1	$340.7
Gross margin %	41.9%	40.5%

In 2004, gross margin improved 1.4 percentage points to 41.9%. This improvement in gross margin was due primarily to cost reduction initiatives, including procurement savings, production efficiencies and the full year impact of facilities closed in 2003. In addition, a $4.3 million decline in restructuring expenses contributed to gross margin improvement.

Selling, General and Administrative Expenses

	$ in millions
	2004	2003
Selling, general and administrative expenses	$147.5	$130.2
Percent of revenues	24.3%	22.8%

In 2004, selling, general and administrative expenses, as a percentage of revenues, increased 1.5 percentage points to 24.3%. This growth in selling, general and administrative expenses, as a percent of revenues, was largely attributable to incremental stock-based compensation of $4.7 million, increases in information technology expenses of $2.7 million and increases in advertising and promotion expenses of $1.4 million.

Interest Expense, net

	$ in millions
	2004	2003
Interest expense, net	$(19.1)	$(25.7)

Substantially all interest income and interest expense for 2003 and 2004 were realized or incurred in connection with related-party transactions. See ‘‘—Presentation of Financial Information—Related Party Financing Activities.’’ In 2004, interest expense, net declined by $6.6 million, primarily as the result of retiring related party debt.

Provision for Federal and State Income Taxes

$ in millions	2004	Effective tax rate	2003	Effective tax rate
Statutory tax expense	$30.8	35.0%	$26.4	35.0%
Provision for state income taxes, net of federal benefit and other	5.3	6.0%	3.6	4.7%
Subtotal	36.1	41.0%	30.0	39.7%
Establishment (release) of liabilities for uncertain tax positions	(12.6)	(14.3%)	9.7	12.9%
Total tax expense	$23.5	26.7%	$39.7	52.6%

In 2004, the effective tax rate declined 25.9 percentage points to 26.7%. The majority of the decrease is attributable to a change in accrued liabilities for uncertain tax positions, including additional accruals recorded of $9.7 million in 2003 and the release of $12.6 million of reserves in 2004 that together accounted for a decline of 27.2 percentage points in the effective tax rate. These releases or additional accruals for uncertain tax positions are made based upon annual reviews of potential tax liabilities. As part of the Acquisition, Honeywell agreed to provide indemnification for liabilities on uncertain tax positions that relate to pre-Acquisition periods.

Results of Operations—Review of Business Segments

Combined Fiscal Year 2005 Compared to Predecessor (Novar) Fiscal Year 2004

	Successor	Predecessor (Honeywell)	Predecessor (Novar)	Combined	Predecessor (Novar)
$ in millions	Period from December 15, 2005 to December 31, 2005	Period from April 1, 2005 to December 14, 2005	Three Months Ended March 31, 2005	Year Ended December 31, 2005	Year Ended December 31, 2004
Consolidated Revenue
Financial Institution	$20.3	$371.8	$129.6	$521.7	$509.8
Direct-to-Consumer	3.8	68.1	24.8	96.7	97.8
Total	$24.1	$439.9	$154.4	$618.4	$607.6
Operating Income
Financial Institution	$0.5	$49.4	$20.7	$70.6	$95.4
Direct-to-Consumer	0.2	4.1	3.4	7.7	12.4
Other(1)	—	—	—	—	(0.8)
Total	$0.7	$53.5	$24.1	$78.3	$107.0

(1)	Other represents general and administrative expenses that were not allocated to the divisions.

Financial Institution Division

Our Financial Institution division is a leading provider to the financial institution segment of the industry through our Clarke American and Alcott Routon brands. The Financial Institution division serves financial institutions that vary greatly in size, geographic range of operations, complexity of required services, technological capability and marketing sophistication. The Financial Institution division typically contracts with financial institutions to exclusively promote the sale of our check and check-related products to their customers, with contract terms generally ranging from three to five years.

	Successor	Predecessor (Honeywell)	Predecessor (Novar)	Combined	Predecessor (Novar)
$ in millions	Period from December 15, 2005 to December 31, 2005	Period from April 1, 2005 to December 14, 2005	Three Months Ended March 31, 2005	Year Ended December 31, 2005	Year Ended December 31, 2004
Revenues	$20.3	$371.8	$129.6	$521.7	$509.8
Operating income	$0.5	$49.4	$20.7	$70.6	$95.4
% of revenues	2.5%	13.3%	16.0%	13.5%	18.7%

Revenues

The 2.3% increase in revenues in 2005 was driven by a slight increase in unit volume and increased revenues per unit attributable to the full year impact and strong organic growth from Alcott Routon, which we acquired in March 2004. The slight increase in unit volume was largely attributable to the addition of two large financial institution clients and was partially offset by check usage decline. Revenue per unit declines attributable to competitive pricing pressures were largely offset by increased units through our preferred channels, which generally generate higher revenues per unit than orders placed through our other order channels.

Operating Income

Operating income as a percentage of revenues declined 5.2 percentage points in 2005 to 13.5%. Included in 2005 is $25.2 million of incremental cost of sales and intangible and other amortization related to the Honeywell acquisition effective April 1, 2005 and the Acquisition effective December 15, 2005, which accounted for 4.9 percentage points of the decline.

Direct-to-Consumer Division

Our Direct-to-Consumer division is the third largest provider in the direct-to-consumer segment through our Checks in the Mail and B2Direct brands. In addition to checks and check-related products, we also offer check programs, customized business kits and treasury management supplies to retail corporations and direct selling organizations under our B2Direct brand.

	Successor	Predecessor (Honeywell)	Predecessor (Novar)	Combined	Predecessor (Novar)
$ in millions	Period from December 15, 2005 to December 31, 2005	Period from April 1, 2005 to December 14, 2005	Three Months Ended March 31, 2005	Year Ended December 31, 2005	Year Ended December 31, 2004
Revenues	$3.8	$68.1	$24.8	$96.7	$97.8
Operating income	$0.2	$4.1	$3.4	$7.7	$12.4
% of revenues	5.3%	6.0%	13.7%	8.0%	12.7%

Revenues

The 1.1% decrease in revenues in 2005 was driven by declines in unit volume, partially offset by increased revenues per unit. The decrease in unit volume was largely attributable to industry check usage declines and lower customer response rates to direct mail advertisements. Revenues per unit increased largely due to improvements in upselling premium products and services.

Operating Income

Operating income as a percentage of revenues declined 4.7 percentage points to 8.0%. Included in 2005 is $6.7 million of incremental intangible and other amortization related to the Honeywell acquisition effective April 1, 2005 and the Acquisition effective December 15, 2005, which accounted for a 6.9 percentage point decline in operating income as a percentage of revenues. Partially offsetting this decline were cost reductions, including improvements in manufacturing technology and selective outsourcing.

Predecessor (Novar) Fiscal 2004 Compared to Predecessor (Novar) Fiscal 2003

	$ in millions
	2004	2003
Revenues
Financial Institution Division	$509.8	$478.4
Direct-to-Consumer Division	97.8	93.8
Total	$607.6	$572.2
Operating Income
Financial Institution Division	$95.4	$90.2
Direct-to-Consumer Division	12.4	11.2
Other(1)	(0.8)	(0.1)
Total	$107.0	$101.3

(1)	Other represents general and administrative expenses that were not allocated to the divisions.

Financial Institution Division

	$ in millions
	2004	2003
Revenues	$509.8	$478.4
Operating income	$95.4	$90.2
Percent of revenues	18.7%	18.9%

Revenues

In 2004, the 6.6% increase in revenues was driven by increased unit volume and growth attributable to the acquisition of Alcott Routon in March 2004, which contributed $8.9 million in revenues. The increase in unit volume was largely attributable to the full year impact of additional business awarded by a large financial institution client in August 2003 and organic growth among our large financial institution clients. Revenue per unit declines attributable to competitive pricing pressures were largely offset by increased units through our preferred channels, which generally generate higher revenues per unit than orders placed through other order channels.

Operating Income

In 2004, operating income as a percentage of revenues declined 0.2 percentage points to 18.7%. The decrease in profit relative to revenues growth was largely attributable to a decline in revenues per unit and an increase in selling, general and administrative expenses largely offset by incremental cost reduction initiatives and reduced restructuring costs.

Direct-to-Consumer Division

	$ in millions
	2004	2003
Revenues	$97.8	$93.8
Operating income	$12.4	$11.2
Percent of revenues	12.7%	11.9%

Revenues

In 2004, the 4.3% increase in revenues was driven by increased revenues per unit partially offset by a decline in unit volume. Revenue per unit increased primarily due to improved sales of premium priced products and accessories. We believe the decrease in unit volume was largely attributable to industry check usage declines and lower customer response rates to direct mail advertisements.

Operating Income

In 2004, operating income as a percentage of revenues improved 0.8 percentage points to 12.7%. The improvement in operating income relative to revenue was largely attributable to an increase in revenues per unit and cost reduction initiatives including improvements in manufacturing technology and selective outsourcing.

Liquidity and Capital Resources

The funding of the Acquisition required a significant amount of liquidity. Approximately $820.1 million of cash was required to acquire Novar USA’s capital stock and pay fees and expenses associated with the Transactions. The following arrangements provided the necessary funding for the Acquisition:

•	Equity Contribution—M & F Worldwide contributed $202.5 million in cash to us through CA Acquisition Holdings, Inc.

•	Revolving Credit Facility—We entered into a $40.0 million revolving credit facility, under which we borrowed $4.2 million in connection with the Acquisition, the terms of which are described below.

•	Term Loan Facility—We entered into a term loan facility with an aggregate principal amount at maturity of $440.0 million, the terms of which are described below.

•	Senior Notes—We issued $175.0 million of the initial notes.

See ‘‘Risk Factors—Risks Related to our Substantial Indebtedness—We have substantial indebtedness which may adversely affect our ability to operate our business and prevent us from fulfilling our obligations under the notes.’’

Long-Term Debt

Senior Secured Credit Facilities. Concurrent with the completion of the Acquisition, we, as borrower, entered into senior secured credit facilities which provided for a revolving credit facility in an amount of $40.0 million maturing on December 15, 2010 and a $440.0 million term loan maturing on December 15, 2011. Portions of our revolving credit facility are available for the issuance of letters of credit and swing line loans.

All obligations under our credit facilities are guaranteed by our direct parent and by each of our direct and indirect present domestic subsidiaries and future wholly-owned domestic subsidiaries. Our credit facilities are secured by a perfected first priority security interest in substantially all of our and the guarantors’ assets, other than voting stock in excess of 65.0% of the outstanding voting stock of each direct foreign subsidiary and certain other excluded property.

Our term loan facility has an aggregate principal amount at maturity of $440.0 million. We received $437.8 million of proceeds from its issuance, net of original discount of 0.5%. The original discount will be amortized as non-cash interest expense over the term of the term loan indebtedness. Our term loan facility is required to be repaid in quarterly installments, which commenced on March 31, 2006 in annual amounts of: $15 million in 2006, $20 million in 2007, $30 million in 2008, $35 million in 2009 and $40 million in 2010. Our term loan facility requires that a portion of our excess cash flow be applied to prepay amounts borrowed thereunder. The balance of the term loan facility will be repaid in full in 2011.

Loans under our credit facilities bear, at our option, interest at:

•	a rate per annum equal to the higher of (a) the prime rate announced from time to time by The Bank of New York and (b) the Federal Funds rate plus 0.50%, in each case plus an applicable margin of 2.00% per annum for revolving loans, or 2.25% per annum for term loans; or

•	a rate per annum equal to a reserve-adjusted eurodollar rate, plus an applicable margin of 3.00% per annum for revolving loans, or 3.25% per annum for term loans.

The revolving credit facility has a commitment fee for the undrawn portion of the availability of 0.5% per annum and a commitment fee for letters of credit of 3.0% per annum.

Our credit facilities contain representations and warranties customary for a senior secured credit facility. They also contain affirmative and negative covenants customary for a senior secured credit facility, including, among other things, restrictions on indebtedness, liens, mergers and consolidations, sales of assets, loans, acquisitions, restricted payments, transactions with affiliates, dividends and other payment restrictions affecting subsidiaries and sale leaseback transactions. Our credit facilities also require us to maintain certain financial covenants, including maximum consolidated secured leverage, maximum total consolidated leverage and minimum consolidated fixed charge coverage ratios. As of December 31, 2005, we were in compliance with all of these covenants. See ‘‘Description of Other Indebtedness—Credit Facilities.’’

As of December 31, 2005, $440.0 million principal amount at maturity was outstanding under our term loan facility. As of December 31, 2005, $7.2 million was drawn under our $40.0 million revolving credit facility, and we had $27.0 million available for borrowing (giving effect to the issuance of $5.8 million of letters of credit).

Senior Notes. The notes will mature on December 15, 2013 and bear interest at a rate per annum of 11.75%, payable on June 15 and December 15 of each year, commencing June 15, 2006. The notes are unsecured and are therefore effectively subordinated to all of our senior secured indebtedness, including that outstanding under our credit facilities. The indenture governing the notes contains customary restrictive covenants, including, among other things, restrictions on our ability to incur additional debt, pay dividends and make distributions, make certain investments, repurchase stock, incur liens, enter into transactions with affiliates, enter into sale and lease back transactions, merge or consolidate and transfer or sell assets. We will be required to offer to repurchase all of the notes upon the occurrence of a ‘‘change of control,’’ as defined in the indenture, at a purchase price equal to 101% of their aggregate principal amount, plus accrued and unpaid interest. We will also be required to offer to repurchase the notes with the proceeds from certain sales of assets, if we do not apply those proceeds within a specified time period after the sale, at a purchase price equal to 100% of their aggregate principal amount, plus accrued and unpaid interest.

The registration rights agreement relating to the notes requires us to file a registration statement for this exchange offer within 150 days after December 15, 2005, the issuance date of the initial notes, and to use all commercially reasonable efforts to have the registration statement declared effective within 240 days after December 15, 2005. We are also required to use all commercially reasonable efforts to complete the exchange offer within 45 business days (or longer if required by the federal securities laws) after the effective date of the registration statement. Failure to comply with the terms of the registration rights agreement could result in our paying liquidated damages to holders of the notes. By filing the registration statement of which this prospectus forms a part, we have complied with the initial filing requirement.

Liquidity Assessment

In addition to our normal operating cash and working capital requirements and service of our indebtedness, we also require cash to fund capital expenditures, enable cost reductions through restructuring projects and make contract acquisition payments to financial institution clients as follows:

•	Capital Expenditures. Our total capital expenditures (including a capitalized lease of $6.8 million) in 2005 were $25.2 million. These expenditures primarily related to maintenance of existing assets, cost reduction initiatives and other projects which support future revenue growth. We have budgeted approximately $27 million of capital expenditures for 2006. The growth in planned capital expenditures is primarily attributable to identified projects designed to drive further cost reductions and/or enable future revenue streams. Nevertheless, we continually evaluate the merits of planned projects.

•	Prepaid Rebates. During 2005, we made approximately $24.6 million of contract acquisition payments to financial institution clients, and we have budgeted approximately $28 million of such payments for 2006.

•	Restructuring/Cost Reductions. We anticipate that we will restructure or consolidate some of our operations, which require us to make severance payments and pay other restructuring expenses. We estimate we will make approximately $2 million to $4 million of such payments during 2006.

We believe that, based on current levels of operations and anticipated growth, cash flow from operations, together with other available sources of funds, including borrowings under our revolving credit facility, will be adequate to make required payments on our indebtedness, to fund anticipated capital expenditures and to satisfy our working capital requirements for at least the next 12 months.

Our ability to meet our debt service obligations and reduce our total debt will depend upon our ability to generate cash in the future which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control. We may not be able to generate sufficient cash flow from operations and future borrowings may not be available to us under our credit facilities in an amount sufficient to enable us to repay our debt, including the notes, or to fund our other liquidity needs. If our future cash flow from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional debt or equity capital or restructure or refinance all or a portion of our debt, including the notes, on or before maturity. We may not be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing and future indebtedness, including the notes and our credit facilities, may limit our ability to pursue any of these alternatives. See ‘‘Risk Factors—Risks Related to our Substantial Indebtedness—Our ability to make payments on the notes and our other indebtedness depends on our ability to generate sufficient cash in the future.’’ Some risks that could adversely affect our ability to meet our debt service obligations include, but are not limited to, decreases in check usage, increases in competitive activity and pricing pressures, adverse changes among our highly-concentrated clients or additional adverse legislative changes. See ‘‘Risk Factors—Risks Related to our Business.’’ Our borrowings under the credit facilities bear interest at floating rates. Therefore, our financial condition will be affected by changes in prevailing interest rates.

Cash Flow Summary

Combined Fiscal Year 2005 Compared to Predecessor (Novar) Fiscal Year 2004

	Successor	Predecessor (Honeywell)	Predecessor (Novar)	Combined(1)	Predecessor (Novar)
$ in millions	Period from December 15, 2005 to December 31, 2005	Period from April 1, 2005 to December 14, 2005	Three Months Ended March 31, 2005	Year Ended December 31, 2005	Year Ended December 31, 2004
Cash provided by (used in):
Operating activities	$4.3	$99.7	$13.0	$117.0	$63.3
Investing activities	(1.1)	(14.7)	(2.6)	(18.4)	(28.0)
Financing activities	0.4	(94.1)	(5.2)	(98.9)	(35.1)
Net increase in cash and cash equivalents	$3.6	$(9.1)	$5.2	$(0.3)	$0.2

(1)	The Combined 2005 Cash Flow Summary does not reflect $617.0 million of indebtedness incurred in connection with the Acquisition in December 2005.

Cash provided by operating activities increased during 2005 by $53.7 million compared to 2004. Net income for 2005 was $23.7 million lower than in 2004 but included approximately $32.6 million of depreciation, amortization and other non-cash charges resulting from the Honeywell acquisition and the Acquisition. Other incremental cash generated from operating activities included $29.4 million in tax accrual changes, $1.0 million attributable to changes in other operating assets and liabilities and approximately $14.4 million attributable to transactions with affiliates. The affiliate transactions were discontinued after the completion of the Acquisition. See ‘‘—Presentation of Financial Information— Related Party Financing Activities.’’

Cash used in investing activities decreased by $9.6 million during 2005 compared with 2004 due primarily to the acquisition of Alcott Routon Inc. in March 2004, net of cash for $11.4 million partially offset by a $1.1 million increase in capital expenditures in 2005 due to new growth initiatives.

Cash used in financing activities during 2005 increased by $63.8 million, compared to 2004. The change in cash used in financing activities was largely due to related party financing activities, which were discontinued after the Acquisition. See ‘‘—Presentation of Financial Information—Related Party Financing Activities.’’

Predecessor (Novar) Fiscal Year 2004 Compared to Predecessor (Novar) Fiscal Year 2003

	$ in millions
	2004	2003
Cash provided by (used in):
Operating activities	$63.3	$71.5
Investing activities	(28.0)	(14.7)
Financing activities	(35.1)	(52.5)
Net increase (decrease) in cash and cash equivalents	$0.2	$4.3

Cash provided by operating activities during 2004 decreased by $8.2 million compared to 2003. Although net income during 2004 increased by $28.6 million compared to 2003, that increase in net income was offset, in large part by a reduction in income tax liabilities of $36.2 million attributable to both timing of cash tax payments and adjustments to income tax accruals.

Cash used in investing activities during 2004 increased by $13.3 million compared to 2003 due primarily to the acquisition of Alcott Routon on March 31, 2004 for the purchase price of $11.4 million, net of cash. Additional cash was used for incremental capital expenditures of $1.6 million.

Cash used in financing activities during 2004 decreased by $17.4 million, compared to 2003. The change in cash used in financing activities was largely due to related party financing activities, which were discontinued after the Acquisition. See ‘‘—Presentation of Financial Information—Related Party Financing Activities.’’

Contractual Obligations and Commitments

As of December 31, 2005, our contractual obligations were as follows:

	Payments Due by Period
	Total	Less than 1 year	1 to 3 Years	4 to 5 Years	After 5 Years
			(in millions)
Contractual obligations
Long term debt obligations(1)	$622.2	$15.0	$50.0	$75.0	$482.2
Interest on long term debt(2)	335.0	55.5	106.4	96.6	76.5
Capital lease obligations(3)	6.9	1.9	3.2	1.8	_
Operating lease obligations(4)	50.0	8.6	15.4	13.2	12.8
Raw material purchase obligations	9.4	9.4	_	_	_
Other long-term liabilities	6.8	0.7	3.9	0.7	1.5
Insurance premiums	0.5	0.5	_	_	_
Other purchase obligations(5)	134.8	46.1	63.5	19.4	5.8
Total	$1,165.6	$137.7	$242.4	$206.7	$578.8

(1)	Long-term debt obligations include amounts outstanding under our $40.0 million revolving credit facility and our $440.0 million term loan facility described above under ‘‘—Long-Term Debt— Senior Secured Credit Facilities’’ and $175.0 million of notes described under ‘‘—Long-Term Debt — Senior Notes.’’

(2)	Interest on long-term debt assumes that all floating rates of interest remain the same as those in effect at December 31, 2005 and levels of borrowing under our revolving credit facility remain as they were on December 31, 2005 and all required amortization payments are made.

(3)	Capital lease obligations are further discussed in Note 14 to the accompanying financial statements.

(4)	Operating lease obligations are further discussed in Note 10 to the accompanying financial statements.

(5)	Other purchase obligations include vendor commitments for information technology services, amounts due to customers under contracts, advertising and payments due under royalty agreements. We routinely issue purchase orders to numerous vendors for the purchase of inventory and other supplies. These purchase orders are not included in the purchase obligation presented here, as our business partners typically allow us to cancel these purchase orders as necessary to accommodate business needs.

At December 31, 2005, we had a net noncurrent deferred tax liability of $238.7 million. Deferred income tax liabilities are temporary differences between tax and financial statement basis of assets and do not directly relate to income taxes to be paid in the future. Thus, these liabilities have not been included in the contractual obligations table. There are also long-term liabilities related to retirement benefits at December 31, 2005 of $1.8 million for which the timing of payment is uncertain and is not included in the contractual obligations table.

Off-Balance Sheet Arrangements

It has not been our practice to enter into off-balance sheet arrangements. In the normal course of business we periodically enter into agreements that incorporate general indemnification language. These indemnifications encompass such items as intellectual property rights, governmental regulations and/or employment-related matters. Performance under these indemnities would generally be triggered by a breach of terms of the contract or by a third-party claim. There have historically been no material losses related to such indemnifications, and we do not expect any material adverse claims in the future.

We are not engaged in any transactions, arrangements or other relationships with unconsolidated entities or other third parties that are reasonably likely to have a material effect on our consolidated results of operations, financial position or liquidity. In addition, we have not established any special purpose entities.

Environmental Matters

We do not believe that there are any significant or material environmental issues facing us with respect to facilities, equipment, and property. While we believe we are in substantial compliance with existing laws and regulations, we may incur substantial costs related to such compliance in the future.

Inflation

Highly competitive market conditions have minimized the impact of inflation on the selling prices of our products and the costs of our purchased materials. Cost increases for material and labor have generally been low, and productivity and supply chain initiatives have largely offset any impact.

Quantitative and Qualitative Disclosures about Market Risk

Historically, we were exposed to limited interest rate risk due to low amounts of floating rate financing balances. However, as a result of the financing for the Transactions, we are exposed to additional interest rate risk and our financial condition is affected by changes in prevailing interest rates, since a substantial portion of our outstanding borrowings bear interest at floating rates. We manage our exposure to these market risks through our regular operating and financing activities.

At December 31, 2005, we had $440.0 million of term loans outstanding under our credit agreement and $13.0 million outstanding under our revolving credit facility, including letters of credit. All of these outstanding loans are either ABR Loans or may be converted into Eurodollar Loans but in either case, bear interest at variable rates. Accordingly, we are subject to risk due to changes in interest rates. We believe that a hypothetical 10% increase or decrease in interest rates applicable to our floating rate debt outstanding as of December 31, 2005 would result in an increase or decrease in our annual interest expense of approximately $3.6 million per year.

Neither we nor our subsidiaries had any interest rate swap agreements in effect at December 31, 2005. During February 2006, we entered into an interest rate hedge transaction. We entered into a three-year interest rate swap with a notional amount of $150.0 million. The purpose of this hedge transaction is to limit our risk on a portion of the variable rate senior secured credit facilities.

Critical Accounting Policies

The preparation of our consolidated financial statements in accordance with GAAP is based on the selection and application of accounting policies that require us to make significant estimates and assumptions about the effects of matters that are inherently uncertain. We consider the accounting policies discussed below to be critical to the understanding of our financial statements. Actual results could differ from our estimates and assumptions, and any such differences could be material to our consolidated financial statements.

The selection, application and disclosure of these critical accounting policies are reviewed by management on an ongoing basis. There were no new accounting standards effective in 2004 or 2005 that had a material impact on our consolidated financial statements.

Prepaid Rebates. We have contracts with certain financial institution clients that require prepayment of rebates. The prepaid rebates (see Note 8 of our audited consolidated financial statements included in this prospectus) are amortized on a straight-line basis over the terms of the respective contracts as a reduction of sales revenue. This accounting method conforms with the guidance provided by the Emerging Issues Task Force Item No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Product). The contracts allow us to recoup portions of these prepayments in the event that a contract is terminated early. Any amounts repaid would represent the original prepayment adjusted to consider the number of unexpired contract periods. The unamortized prepaid rebate balances are included in other assets.

Advertising. Direct-response advertising is capitalized and amortized over its expected period of future benefits. Direct-response advertising consists primarily of inserts that include order coupons for Checks in the Mail’s products and custom advertising pieces for Clarke American. These capitalized costs are amortized up to 18 and over 30 months, respectively, following their distribution. Amortization is charged to match the advertising expense with the related revenue streams. Other advertising activities include product catalogs and price sheets, which are expensed when issued to our financial institution clients for use.

Goodwill and Intangibles. Goodwill represents the excess of cost (purchase price) over the fair value of net assets acquired. Goodwill and other intangibles determined to have an indefinite life are not amortized but are tested for impairment at least annually or when events or circumstances change. Any impairment charge resulting from this analysis is recorded as an operating expense.

The annual evaluation of goodwill impairment involves significant estimates made by management in determining the fair value of reporting units. These estimates are susceptible to change from period to period because management must make assumptions about future cash flows, profitability and terminal values and other items. It is reasonably possible that changes in estimates could have a material impact in the carrying amount of goodwill in future periods.

Definite-lived intangibles are recorded at fair value as of the date acquired and are amortized on an accelerated or straight line basis over their estimated lives. See Note 7 to our audited consolidated financial statements included in this prospectus for further information.

Impairment of Long-Lived Assets and Intangible Assets. We evaluate the recoverability of property and equipment and identifiable intangibles whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. We would record an impairment loss if the undiscounted cash flow estimated to be generated by those assets were less than the carrying amount of those assets. The impairment loss would be calculated as the amount by which the carrying value of the assets exceeds the fair value of the asset.

Income Taxes. We are included in the consolidated federal income tax return of M & F Worldwide as of December 15, 2005, and the respective state corporate income tax returns of each subsidiary are filed on a separate or combined entity basis. In accordance with tax sharing agreements between M & F Worldwide and each subsidiary, current federal income taxes payable or recoverable have been generally determined as if each subsidiary were filing a separate return. Deferred income taxes are recognized for future income tax consequences attributable to differences between the tax and book bases of assets and liabilities.

Recent Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. The statement amends Accounting Research Bulletin No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to inventory be based on the normal capacity of the production facilities. The statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We are currently assessing the impact of SFAS No. 151 on the consolidated financial statements and do not expect that application of SFAS No. 151 will have a material effect on the financial statements.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), Share Based Payment. Among other items, SFAS No. 123(R) eliminates the use of APB Opinion No. 25 and the intrinsic value method of accounting and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements. SFAS No. 123(R) is effective as of the beginning of the first annual reporting period that begins after June 15, 2005. Based on current structure of compensation, SFAS No. 123(R) is not expected to have a material impact on our consolidated financial statements.

 BUSINESS

General

We are one of the three largest providers of checks and check-related products and services in the United States based on revenues, and a leading provider of direct marketing services to financial institutions. We serve over 3,200 financial institutions through our Clarke American and Alcott Routon brands and over 3.4 million consumers and 700 businesses directly through our Checks in the Mail and B2Direct brands. In the year ended December 31, 2005, we fulfilled approximately 50 million check orders and provided check-related products and other services through 19 million direct contacts with consumers and business checking account holders through our contact centers and websites. We have an industry leading reputation for quality and have won several third party and customer awards.

Our two business segments are the Financial Institution division (84% of our revenues for the year ended December 31, 2005) and the Direct-to-Consumer division (16% of our revenues for the year ended December 31, 2005). Customers ordering through our Financial Institution division order checks from our financial institution clients, and we manage that check order process on their behalf. Our Direct-to-Consumer division serves customers who prefer to order checks directly from a check provider.

Our products primarily consist of checks and check-related products, such as deposit tickets and checkbook covers, and we provide related delivery services. We also offer specialized direct marketing services to our financial institution partners and other enterprises. We manage customer orders on behalf of our financial institution clients through our contact centers or our websites, which are our preferred channels for orders. Orders received through preferred channels generally produce higher revenue than orders received from our other channels, and we have been successful in working with financial institutions to migrate their customers to these preferred channels. We believe our focus on these areas has helped us to grow revenues at a compounded annual growth rate of 3.9%, from the year ended December 31, 2002 through the year ended December 31, 2005.

Financial institutions recognize consumer checking accounts as one of the primary relationships with their customers, which they use to sell services such as credit cards, financing and investment services, and to improve customer retention. We have developed an expertise in partnering with financial institutions to add value to the customer checking account relationship on behalf of financial institutions by:

•	improving customer satisfaction through consistent product quality and expertise in matching customer preferences with the right product and delivery options;

•	expanding customer relationships through cross-selling and up-selling checks and related financial products on behalf of our financial institution clients; and

•	leveraging our integration with our financial institution clients’ checking account processes to improve their customer service and operational efficiencies.

Our Competitive Strengths

We believe that we are well positioned in our industry to capitalize on the following key competitive strengths:

Consistent Strengthening of our Industry Position. We estimate that our market share in the U.S. financial institution segment increased from approximately 17% in 1997 to approximately 30% in 2005. We achieved this growth by:

•	strategically adding financial institution clients that are likely to grow their business with us;

•	increasing sales of products and services to our existing financial institution clients; and

•	increasing direct contacts with checking account holders of our financial institution clients, increasing average revenue per order. In 2005, our average revenue per order through preferred channels was approximately 42% higher than average revenue per order placed through our other channels.

Long Term Relationships with Financial Institution Clients. We are the sole provider of checks to the majority of our financial institution clients. We have long-term contracts, typically three to five years, with most of our financial institution clients, which enable us to have revenue and cash flow stability. We have a successful track record of renewing our client contracts. For example, our relationship with Bank of America spans 30 years, and we have been serving our existing top 20 largest financial institution clients for approximately 15 years on average.

Successful Track Record of Continuous Cost Savings. We have been successful in reducing costs by consolidating plants and contact centers, streamlining the logistics required for ordering, printing and delivering checks and negotiating procurement savings. We expect to continue to drive cost savings through a strategic plan which includes procurement initiatives, technology investments, reduction in general and administrative expenses and corporate overhead and process improvements designed to reduce fixed costs.

Reputation for High Quality Standards. We have a commitment to quality that has earned us a reputation as an industry leader in quality and service. Our commitment to achieving superior performance was validated by the U.S. Department of Commerce when we received the 2001 Malcolm Baldrige National Quality award.

Strong Management Team. Clarke American is led by Charles Dawson, who has been with us since 1993, and most recently served as Executive Vice President of Partnership Development before becoming Chief Executive Officer in April 2005. Our management team has demonstrated the ability to gain market share and reduce costs on an annual basis.

Our Business Strategy

The primary components of our strategy are to:

Continue Increasing Revenue Through Direct Customer Contacts. Increased direct contact with customers has enabled us and our clients to achieve revenue growth and improve satisfaction among our clients and their customers. We intend to continue to increase direct customer contact by focusing on the following key areas:

•	driving a greater proportion of customer orders through preferred channels in order to generate increased sales of higher value products and services; and

•	introducing new specialized products, accessories and services such as premium licensed check and accessory products, covers, labels as well as expedited, secure and trackable delivery service.

Direct customer contact through our contact centers and websites yielded average revenue per order that was approximately 42% higher than average revenue per order placed through other channels in 2005. We have successfully increased preferred channel orders in the Financial Institution division from 5% of total orders in the year ended December 31, 2000 to approximately 29% of total orders for the year ended December 31, 2005. The financial institutions that have more fully adopted our preferred channel solutions have experienced higher rates of preferred channel orders. We believe continued expansion of sales through preferred channels represents a substantial growth opportunity.

Continue Driving Market Share Gains. We seek to partner with financial institutions that value outstanding customer service for their checking account customers and are located in geographic regions where we believe we are relatively underrepresented. We are realigning our sales department and investing in additional technology to focus on obtaining new financial institution clients. We recently invested in a plant located near a large regional bank, and we believe this investment was instrumental in winning this bank as a new client. Furthermore, our Direct-to-Consumer division has successfully developed relationships with large retail and direct-selling organizations. These organizations often offer their customers checks as part of a larger package of business services.

Continue Expanding Direct Marketing Services on behalf of Financial Institutions. Direct marketing services provide a key growth platform for us to expand our existing check printing relationships with over 3,200 financial institutions. Alcott Routon, which we acquired in 2004, provides analytics-based direct marketing campaigns tailored to our financial institution clients. We are growing Alcott Routon’s business by offering Alcott Routon’s services to our existing financial institution clients. In addition, we believe Alcott Routon’s analytics capabilities will enable us to better convert customer information into increased revenues and higher client satisfaction levels by enhancing the direct marketing services we provide through our existing contact channels on behalf of our clients. These products and services, for which we typically receive a fee per customer promotion, are designed to increase our clients’ shares of their checking account customers’ overall financial product needs, such as credit cards and home equity lines of credit. For example, we provide promotional offers to new checking account customers inside check packages.

Continue Focusing on Cash Flow Generation. We intend to continue to focus on cash flow generation through:

•	increasing our revenues and market share;

•	maintaining low working capital and maintenance capital expenditure requirements; and

•	reducing costs.

Since 1991, we have consistently reduced costs by leveraging technological and process improvements to consolidate from 42 plants to 12 plants as of the date of this prospectus. At the same time, we have been able to improve quality, service and client and customer satisfaction. Our management intends to continue to drive future cost savings through a strategic plan which includes procurement initiatives, technology investments, reductions in general and administrative expenses and corporate overhead and process improvements. Management will continue to focus on implementing cost saving initiatives that generate free cash flow.

The Financial Institution Division

The Financial Institution division provides checks and check-related services to financial institutions and to the account holders of such financial institutions. We serve this customer segment through our Clarke American and Alcott Routon brands. In 2005, we derived approximately 84% of our revenues and 91% of our operating income from this segment.

We serve an extensive installed base of more than 3,200 financial institution clients, including:

•	large national and regional commercial banks with extensive retail branch networks;

•	securities firms that serve high wealth clients nationally; and

•	community banks and credit unions.

We offer our financial institution clients a complete line of standard and specialized check products and accessories. We earn product and delivery fees from each client, who in turn earn a mark-up on the final sale to an account holder or customer. As a result, our clients benefit from the sale of products and accessories along with us. In addition, we also provide complete fulfillment, including delivery to the end-user and offer check users the option to place orders directly through our contact centers and websites as opposed to placing orders through client branches or by way of mail order forms. Furthermore, we also provide marketing services for our financial institution clients. By relying on us for these day-to-day services, our financial institution clients are able to focus on their core activities, while also providing account holders with our high-quality products and services.

Products and Services

Checks and Check-Related Products and Services

In addition to offering basic personal checks, we also offer customized check products and services. Specialized check products include increasingly popular checks customized with licensed designs and characters, such as cartoon characters, collegiate designs and photographs. We also offer accessories, such as leather checkbook covers, calculators, customized labels, recording registers and bill paying accessories.

Small businesses typically rely on their checking accounts as the primary financial management tool for cash flow and accounting purposes. We provide our financial institution clients’ small business customers with the products and services they need to manage deposits, pay suppliers, pay employees and keep track of their cash balances. We also provide small business products for both manual accounting bookkeeping systems and financial accounting software programs. Our products also include accessories for bill payment and management, such as self-sticking labels, stamps, file boxes, calculators and recording registers.

We offer various delivery options, including expedited and trackable delivery. Check users can choose guaranteed overnight, two-day or four-day delivery. They often prefer expedited delivery to both receive their order sooner and for the security and tracking features that these expedited methods provide. These delivery services represent an important component of our range of value-added service offerings.

Direct Marketing Services

Direct marketing services consist of marketing messages delivered directly to financial institution account holders on behalf of our financial institution clients. Direct marketing services generate incremental revenue and profit opportunities and enable us to participate directly in the growth of our clients.

With the acquisition of Alcott Routon in 2004, we expanded our direct marketing capabilities to include customized direct marketing campaigns. Alcott Routon’s direct marketing campaigns are based on sophisticated analytics and predictive models that identify high-quality direct marketing opportunities. For example, financial institutions employ Alcott Routon to analyze their account holder databases and identify attractive leads for marketing specific financial products, such as home equity lines of credit.

We also provide our clients with direct marketing services consisting of marketing messages delivered though existing contact channels such as mail, Internet, and phone directly to our clients’ account holders. Direct marketing services include promoting products such as money market accounts and credit cards, and can be delivered through multiple channels. We are well-positioned to deliver this type of product in a timely manner by virtue of our integration with the new account platforms of our clients. We are enhancing the marketing messages delivered through existing contact channels utilizing Alcott Routon’s analytics capabilities to increase the effectiveness of our clients’ promotions.

Sales and Marketing

We manage relationships with large and complex financial institutions through dedicated account management teams composed of relationship management, marketing, operations and service-oriented skill sets. We have deployed a sales force on a regional basis, targeting distinct financial institution segments ranging from major nationwide and large regional banks and securities firms to community banks and credit unions.

Our national and large regional bank and securities firm clients vary greatly in asset size, geographic range of operations, complexity, technological capability and marketing sophistication. These clients typically operate branch and ATM networks that span multiple states and have their own contact centers and internal marketing departments. These clients are generally focused on growth through account holder acquisition, retention, and expansion of their share of their customers’ business.

Credit unions and community banks usually have more limited marketing, call center and web capabilities. As a result, we believe we can assist these clients by offering high quality products and services through our telephone and web based check ordering channels.

Clients and Customers

The customers of our Financial Institution division range from major nationwide and large regional banks and securities firms to community banks and credit unions. Our contracts generally require our clients to exclusively promote the sale of our checks and check-related products to their customers. The initial terms of our agreements generally range from three to five years, and are generally terminable for cause only, although a few of our financial institution clients, including Bank of America, can terminate their contracts for convenience. See ‘‘Risk Factors—Risks Related to our Business—We are dependent on a few large clients, and adverse changes in our relationship with these highly-concentrated clients may adversely affect our revenues and profitability.’’

The Direct-to-Consumer Division

Our Direct-to-Consumer division provides checks and check-related products and services directly to consumers. We are one of the top three providers in the consumer direct segment through our Checks in the Mail and B2Direct brands, which serve over 3.4 million consumers and 700 businesses, respectively. In 2005, we derived approximately 16% of our revenues and 9% of our operating income from this segment.

Products and Services

Checks and Check-Related Products

Checks in the Mail has innovative designs and products, with over 90 different check designs available. Our check designs have matching address labels and coordinating covers, which offer customers product personalization and provide us with complementary products to cross-sell and drive increased value per order. Checks in the Mail has also expanded its product suite to include photo products, color imaging and stationery.

We offer various delivery options, including expedited and trackable delivery. Check users can choose guaranteed overnight, two-day or four-day delivery. They often prefer expedited delivery to both receive their order sooner and for the security and tracking features that these expedited methods provide. These delivery services represent an important component of our range of value-added service offerings.

Check Programs and Customized Business Kits

We offer check programs and customized business kits to retail businesses and direct-selling organizations through our B2Direct brand. Our check programs for retail businesses allow those businesses to market our products, such as checks, checkbook covers, address labels, stamps and delivery services, to their customers through the Internet, direct mail, store promotions and contact centers. Our customized business kits provide direct selling organizations, such as large national retailers, with business cards, name tags, stamps, product and address labels and business stationery in addition to checks and check-related products.

Treasury Management

B2Direct also provides treasury management services, such as integrated cash deposit products, customized deposit tickets and security bags, to multi-location retail businesses that make frequent cash deposits.

Sales and Marketing

Checks in the Mail primarily markets products through personalized check inserts in newspapers and advertisements sent directly to residences, although the Internet has been growing in importance as an advertising channel. Online shopping, contact center access, mail order and an automated voice response system enable customers to order our products directly at their convenience. Additional advertising channels include magazine advertisement, statement inserts, in-package inserts and coupon circular inserts. B2Direct’s sales force is divided between multi-location retail businesses and direct-selling organizations.

Clients and Customers

We currently serve over 3.4 million consumers and 700 businesses through our Checks in the Mail and B2Direct brands. The customers of our Direct-to-Consumer division range from individual consumers to private label resellers of check products, direct-selling organizations and multi-location retail businesses.

Suppliers

The main supplies used in check printing are paper, print ink, binders, boxes, packaging and delivery services. For all critical supplies, we have at least two qualified suppliers or multiple qualified production sites in order to ensure that supplies are available as needed. We have not historically experienced any material shortages and believe we have redundancy in our supplier network for each of our key inputs.

Facilities

We maintain operations nationwide operating twelve plants equipped with state-of-the-art printing technology and six contact centers across twelve states. We are headquartered in San Antonio, Texas. We also operate a facility in New Braunfels, Texas, which houses manufacturing and contact center operations. This location serves as the corporate headquarters as well as the operational headquarters for the Checks in the Mail and B2Direct brands.

Our twelve plants include a base stock print plant located in San Antonio, Texas and eleven imprint plants situated across the United States. Our base stock print plant operates 24 hours a day, six days a week and supplies all imprint plants with base check printing stock. Our imprint plants operate 24 hours a day, five to six days a week and are responsible for printing the finished check product (e.g. applying personal and account information and other customization), and printing direct marketing and other materials as well as packaging and distribution.

Our six contact centers answer account holder calls and financial institution client branch employee calls. Contact centers operate 24 hours a day, seven days a week for direct customer contacts and eighteen hours a day, Monday through Friday and twelve hours a day on Saturday for client contacts. Our contact center employees are responsible for facilitating orders, up-selling and cross-selling, direct marketing, gathering customer information and providing customer service support.

Our principal properties are as follows:

Location	Use	Approximate Floor Space (Square Feet)	Leased/ owned status
Charlotte, NC	Printing	38,120	Leased
Charlotte, NC	Administration	4,906	Leased
Charlotte, NC	Contact Center	44,687	Leased
Columbus, OH	Printing	19,223	Leased
Dallas, TX	Printing	37,252	Leased
Des Moines, IA	Printing	45,000	Leased
Jeffersonville, IN	Printing	57,350	Leased
Knoxville, TN	Printing	10,356	Owned
Louisville, KY	Printing	50,000	Leased
Nashville, TN	Administration	21,309	Leased
New Braunfels, TX	Administration, Printing and Contact Center	96,500	Owned
Phoenix, AZ	Printing	64,000	Leased
Salt Lake City, UT	Contact Center	18,120	Leased
Salt Lake City, UT	Contact Center	12,856	Leased
San Antonio, TX	Printing	159,700	Leased
San Antonio, TX	Printing	39,600	Owned
San Antonio, TX	Contact Center	68,000	Leased
San Antonio, TX	Contact Center	42,262	Leased
San Antonio, TX	Administration	84,150	Leased
San Antonio, TX	Administration	7,531	Leased
San Antonio, TX	Administration	2,137	Leased
San Antonio, TX	Administration	1,936	Leased
Syracuse, NY	Printing	28,900	Owned
Trumball, CT	Administration	670	Leased

Competition

We have three major competitors: Deluxe Corporation, John H. Harland Company and Custom Direct. We compete on the basis of service, convenience, quality, product range and price. We believe that we differentiate ourselves by:

•	improving customer satisfaction through consistent product quality and expertise in matching customer preferences with the right product and delivery options;

•	expanding customer relationships through cross-selling and up-selling both check and related financial products on behalf of our financial institution clients; and

•	leveraging our integration with our financial institution clients’ checking account processes to improve their customer service and operational efficiencies.

Employees

As of December 31, 2005, we had approximately 3,600 employees. None of our employees are represented by labor unions and we consider our employee relations to be good.

Information Technology

Our information technology system was designed in-house and utilizes standard hardware and software solutions that we have customized and integrated with certain proprietary software. The system is fully integrated from order entry to product shipment and billing. We have developed and operate a proprietary digital technology for our printing operations. Telecommunication solutions from industry leading suppliers provide the technology that supports our contact centers. Our Internet solutions are built on hardware, software and database platforms to provide highly available Web solutions. The electronic communications network that connects our corporate facilities, manufacturing plants, contact centers, key suppliers and clients is designed to be secure. We utilize a state-of-the-art Enterprise Resource Planning system to support our financial and administrative functions.

Intellectual Property

We rely on a combination of trademark, copyright and patent laws, trade secret protection and confidentiality and license agreements to protect our trademarks, copyrights, software, inventions and know-how. The sale of products bearing designs licensed from third parties accounts for a significant portion of our revenue. Typically, such license agreements are effective for a two to three year period, provide for the retention of ownership of the trade name, know-how or other intellectual property by the licensor and require the payment of a royalty to the licensor. There can be no guarantee that such licenses will be renewed or will continue to be available on terms that would allow us to continue to be profitable with these products.

Environmental Matters

Our current check printing operations use hazardous materials in the printing process and generate solid wastes and wastewater and air emissions. Consequently, our facilities are subject to many existing and proposed federal, state and local laws and regulations designed to protect human health and the environment. While enforcement of these laws may require the expenditure of material amounts for environmental compliance or cleanup, we believe that our facilities are currently in material compliance with such laws and regulations.

Historic check printing operations at our current and former facilities used hazardous materials and generated regulated wastes in greater quantities than our current operations do. In some instances we have sold these facilities and agreed to indemnify the buyer of the facility for potential environmental liabilities. We may also be subject to liability under environmental laws for environmental conditions at these current or former facilities or in connection with the disposal of waste generated at these facilities. We are not aware of any fact or circumstance that would require the expenditure of material amounts for environmental cleanup or indemnification in connection with our historic operations. However, if environmental contamination is discovered at any of these former facilities or at locations where our wastes were disposed, we could be required to spend material amounts for environmental cleanup.

It is generally not possible to predict the ultimate total costs relating to any remediation that may be demanded at any environmental site due to, among other factors, uncertainty regarding the extent of prior pollution, the complexity of applicable environmental laws and regulations and their interpretations, uncertainty regarding future changes to such laws and regulations or their enforcement, the varying costs and effectiveness of alternative cleanup technologies and methods, and the questionable and varying degrees of responsibility and/or involvement by us.

Governmental Regulation

We are subject to the federal financial modernization law known as the Gramm-Leach-Bliley Act and the regulations implementing its privacy and information security requirements, as well as other privacy and data security federal and state laws and regulations. We are also subject to additional privacy and information security requirements in many of our contracts with financial institution clients which are often more restrictive than the regulations. These laws, regulations and agreements require us to develop and implement policies to protect the security and confidentiality of consumers’ nonpublic personal information and to disclose these policies to consumers before a customer relationship is established and periodically thereafter.

The laws and regulations require some of our businesses to provide a notice to consumers to allow them the opportunity to have their nonpublic personal information removed from our files before we share their information with certain third parties. The laws and regulations, including the above provision, may limit our ability to use our direct-to-consumer data in our businesses. However, current laws and regulations do allow us to transfer consumer information to process a transaction that a consumer requests, but also require us to protect the confidentiality of a consumer’s records or to protect against or prevent actual or potential fraud, unauthorized transactions, claims or other liabilities. We are also allowed to transfer consumer information for required institutional risk control and for resolving customer disputes or inquiries. We may also contribute consumer information to a consumer-reporting agency under the Fair Credit Reporting Act. Our financial institution clients request various contractual provisions in our agreements that are intended to comply with their obligations under the Gramm-Leach-Bliley Act and other laws and regulations.

Congress and many states have passed and are considering additional laws or regulations that, among other things, restrict the use, purchase, sale or sharing of nonpublic personal information about consumers and business customers. For example, legislation has been introduced in Congress to further restrict the sharing of consumer information by financial institutions, as well as to require that a consumer opt-in prior to a financial institution’s use of his or her data in its marketing programs.

New laws and regulations may be adopted in the future with respect to the Internet, e-commerce or marketing practices generally relating to consumer privacy. Such laws or regulations may impede the growth of the Internet and/or use of other sales or marketing vehicles. For example, new privacy laws could decrease traffic to our websites, decrease telemarketing opportunities and decrease the demand for our products and services. Additionally, the applicability to the Internet of existing laws governing property ownership, taxation and personal privacy is uncertain and may remain uncertain for a considerable length of time.

Legal Proceedings

Various legal proceedings, claims and investigations are pending against us, including those relating to commercial transactions, product liability, safety and health matters, employment matters and other matters. Most of these matters are covered by insurance, subject to deductibles and maximum limits, and by third-party indemnities.

We believe that the outcome of all pending legal proceedings in the aggregate will not have a material adverse effect on our consolidated financial position or results of operations.

 MANAGEMENT

The following table sets forth information regarding our directors and executive officers:

Name	Age	Position
Charles Dawson	57	President and Chief Executive Officer; Director
Peter A. Fera, Jr.	37	Senior Vice President and Chief Financial Officer
Mike C. Davis	49	Executive Vice President – Operations
J. Daniel Singleton	46	Senior Vice President – Partnership Development
Antonio Tarantino	46	Senior Vice President – Marketing
Steven L. Reynolds	46	Senior Vice President and Chief Information Officer
Kaari G. Swope	49	Senior Vice President – Contact Center Services
Brad Wheeless	51	Senior Vice President – Security & Partner Support
Molly S. Daniels	48	Vice President – Human Resources
LaRhesa Pollock	41	Vice President – Corporate Communications
Alan Westfall	59	President and Chief Executive Officer – Checks in the Mail
James B. Alcott	40	President and Chief Executive Officer – Alcott Routon
Howard Gittis	72	Director
Paul G. Savas	43	Director
Barry F. Schwartz	57	Director

Charles Dawson was appointed President and Chief Executive Officer in April 2005 and was elected as one of our directors at the completion of the Acquisition. Mr. Dawson has over 30 years of experience in the security printing industry. Mr. Dawson was the Chief Executive Officer for Rocky Mountain Bank Note before joining us in 1992. His previous roles at Clarke American were Executive Vice President/General Manager of Partnership Development from February 2003 to April 2005 and Senior Vice President/General Manager of the National Account/Securities/Business Development divisions from July 2000 to February 2003. Mr. Dawson holds a BA in Marketing and a MBA from Lamar University.

Peter A. Fera, Jr. was appointed Senior Vice President and Chief Financial Officer in April 2005. Previously, Mr. Fera had been with Honeywell for seven years and held a variety of leadership positions in finance and marketing. Most recently he served as Chief Financial Officer for the Aircraft Landing Systems business of Honeywell from October 2003 to April 2005 in South Bend, Indiana. At Honeywell, he also served as Director of Finance—Business Analysis and Planning from February 2002 to October 2003 and Global Marketing Manager from October 2000 to February 2002. Earlier in his career he held operational and engineering roles at General Electric. A graduate of the University of Pennsylvania with a bachelor’s degree in mechanical engineering, Mr. Fera also earned a master’s degree in mechanical engineering from the Massachusetts Institute of Technology and an MBA in management from MIT’s Sloan School of Management.

Mike C. Davis has served as Executive Vice President of Operations since February 2003. Prior to assuming this office, Mr. Davis served in various positions with us, including Chief Operating Officer from July 2000 to February 2003. Mr. Davis previously also held the positions of Plant Manager, Regional Operations Manager, Regional Vice President of Sales, Vice President and General Manager Banking and Senior Vice President Banking and Credit Union Divisions. Mr. Davis holds a BA in Business Administration from Pfeiffer College and has completed executive management courses at the Wharton School of Business at the University of Pennsylvania and the executive program at Darden Graduate School of Business Administration at the University of Virginia.

J. Daniel Singleton was appointed Senior Vice President of Partnership Development in January 2006. Mr. Singleton has over 16 years of experience in the security printing industry. Mr. Singleton previously joined us in 1988, serving in various positions, including Vice President of Sales and Marketing for the National Account division from July 1997 to November 2000. Mr. Singleton was transferred to Indalex Aluminum Solutions, a sister company at the time, in November 2000 where he was Vice President and General Manager, Specialty Products and Business Unit President South until February 2002. Mr. Singleton served as Senior Vice President of Sales,

Marketing and International collapsing five business units and overseeing Indalex's consolidated sales, marketing and international efforts from February 2002 until rejoining us in January 2006. Mr. Singleton holds a BS in Business Administration from the University of Florida.

Antonio Tarantino has served as Senior Vice President of Marketing since January 2003. Mr. Tarantino previously served as Vice President and General Manager of the Direct Response Division from September 2001 to January 2003. Prior to joining us, Mr. Tarantino was President and Chief Operating Officer of Bernard C. Harris Publishing Company from 1998 through September 2001 and President and Chief Operating Officer of Cowles Creative Publishing from 1992 through 1997. Mr. Tarantino holds a BBA in Finance from the University of Wisconsin, Whitewater and an MBA from Marquette University.

Steven L. Reynolds has served as Senior Vice President and Chief Information Officer since January 2004. Prior to joining us, Mr. Reynolds was Executive Vice President and Chief Information Officer for Pegasus Solutions, where he spent eleven years. Pegasus Solutions is a leading provider of technology for the hospitality industry. Prior to Pegasus Solutions, Mr. Reynolds spent ten years at Texas Instruments in their Information Systems and Services Division, where he held several positions in IT development, operations and management. Mr. Reynolds earned his BS in Computer Science from Texas A&M at Commerce in 1982.

Kaari G. Swope has served as Senior Vice President of Contact Center Services since May 2004 and had served as Vice President and General Manager of Contact Center Services since 1999. Ms. Swope also held various positions at Clarke American including National Operations Services Manager, Director of Customer Service, Vice President of Customer Service and Training and Vice President and General Manager of Customer Service. Ms. Swope holds a BS in Psychology with an emphasis in Business from the University of Oregon and has completed the executive program at the Darden Graduate School of Business Administration at the University of Virginia. Ms. Swope was named the San Antonio Business Journal’s Woman of the Year in the Corporate Executive Leadership Category in 2004.

Brad Wheeless has served as Senior Vice President of Security & Partner Support since January 2006. Prior to assuming his current role, Mr. Wheeless held a wide range of positions over his 20 years with us, including Senior Vice President of Corporate Development since May 2004, Senior Vice President of Human Resources and First in Service Performance Excellence from August 2000 to May 2004, Vice President and General Manager of the Credit Union Division, Vice President of Corporate Quality, Acting Vice President of Finance and Chief Financial Officer and Controller and Vice President of Operations Accounting. Mr. Wheeless holds a BBA in Accounting from Sam Houston State University and is a Certified Public Accountant.

Molly S. Daniels was appointed Vice President of Human Resources in May 2004. Ms. Daniels joined us in 1998 and has served in various roles including Director of Learning and Development since March 2002, Director of Benefits since 1999, and Benefits Manager. Prior to joining Clarke American, Ms. Daniels served as an Account Manager for the Todd Organization, an executive benefits administration firm. Ms. Daniels holds a BA in Personnel Management from St. Mary’s University.

LaRhesa Pollock was appointed Vice President of Corporate Communications in January 2006. Ms. Pollock joined Clarke American in 1996 and has served in various positions including Vice President of Marketing since February 2005, Assistant Vice President of Marketing since January 2002, Assistant Vice President of New Product Development and Communications since January 2000, and Director of Communications. Prior to joining us, Ms. Pollock held leadership positions in communications, operations, international sales and marketing, and consulting. Ms. Pollock received her Bachelor of Arts degree from Texas A & M University and has completed advanced studies in Management of Information Systems at the University of Southern California.

Alan Westfall has served as President and Chief Executive Officer of Checks in the Mail since July 2000. Prior to joining Checks in the Mail, Mr. Westfall held various positions at Clarke American, including Operations Manager, Senior Operations Manager, Regional Operations Manager, Vice

President and General Manager of the Business Products Division and Executive Vice President of Operations. Mr. Westfall holds a BA in Organizational Management from Warner Southern College and has completed the Executive Program at Darden Graduate School of Business Administration at the University of Virginia. Mr. Westfall currently serves on the board of the Check Payment Systems Association.

James B. Alcott has served as President and Chief Executive Officer of Alcott Routon since July 2005. Prior to assuming this role, Mr. Alcott served as President and Director of Alcott Routon, Inc. from 1994, and also served as Chief Executive Officer from November 2000. He previously held marketing management positions at both Union Planters National Bank and First American National Bank as well as served at Response Marketing Group (now part of Brann Worldwide). Mr. Alcott holds a BA in political science from the University of Richmond. Mr. Alcott was recognized by Young Entrepreneurs Organization and Inc. Magazine as an exceptional young entrepreneur and completed the Birthing of Giants program at MIT.

Howard Gittis has been one of our directors since the completion of the Acquisition. Mr. Gittis has been a director of M & F Worldwide since 1995. He has served as M & F Worldwide’s Chairman of the Board, President and Chief Executive Officer since 2000. Mr. Gittis has been Vice Chairman and Chief Administrative Officer of MacAndrews & Forbes Holdings Inc. and various affiliates since 1985. Mr. Gittis is also a director of the following corporations which are required to file reports under the Securities Exchange Act of 1934: Jones Apparel Group, Inc., Panavision Inc., Revlon, Inc. and Scientific Games Corporation.

Paul G. Savas has been one of our directors since May 1, 2006. Mr. Savas has served as Executive Vice President – Finance of MacAndrews & Forbes Holdings Inc. and its affiliates since April 2006, and served as MacAndrews & Forbes' Senior Vice President – Finance from 2002 until April 2006, Vice President from 1998 until 2002 and Director of Corporate Finance from 1994 until 1998. Mr. Savas became Executive Vice President and Chief Financial Officer of M & F Worldwide effective May 1, 2006 and Executive Vice President, Chief Financial Officer and Chief Accounting Officer of REV Holdings LLC also effective May 1, 2006. Mr. Savas is also a director of the following organizations which are required to file reports under the Securities Exchange Act of 1934: REV Holdings LLC and Siga Technologies Inc.

Barry F. Schwartz has been one of our directors since the completion of the Acquisition. Mr. Schwartz has been Executive Vice President and General Counsel of M & F Worldwide since 1996. He has been Executive Vice President and General Counsel of MacAndrews & Forbes Holdings Inc. and various affiliates since 1993 and was Senior Vice President of MacAndrews & Forbes Holdings Inc. and various affiliates from 1989 to 1993. Mr. Schwartz is also a director of the following organizations which are required to file reports under the Securities Exchange Act of 1934: Scientific Games Corporation, REV Holdings LLC and Revlon Consumer Products Corporation.

Board of Directors

Our board of directors is composed of four individuals. These members are Charles Dawson, Howard Gittis, Paul G. Savas and Barry F. Schwartz. The exact number of members of our board are to be determined from time to time by resolution of a majority of our full board of directors.

Audit Committee

We expect that our board of directors will have an Audit Committee that assists the board in monitoring the integrity of our financial statements, our independent auditors’ qualifications and independence, the performance of our audit function and independent auditors, and our compliance with legal and regulatory requirements. Until that time, our entire board of directors will act as our Audit Committee.

Executive Compensation

Summary Compensation Table

The following table sets forth certain information concerning the compensation paid or accrued for the last completed fiscal year of our Chief Executive Officer and our other four most highly compensated executive officers, our Chief Financial Officer and our former Chief Executive Officer during 2005. The compensation set forth below fully reflects compensation for services performed on our behalf and on behalf of our subsidiaries. Officers listed below were being paid as officers of Clarke American, except for certain compensation paid to Mr. Fera as an employee of Honeywell, our indirect parent between April 1, 2005 and December 15, 2005, is noted where applicable.

			Annual Compensation				Long-Term Compensation
Name	Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)		Securities Underlying Options Awarded (#)		LTIP Payouts ($)		All Other Compensation ($)(1)
Charles Dawson	President and Chief Executive Officer	2005	$340,813	$249,220	$25,599		—		—		$684,771
Peter A. Fera, Jr..	SVP and Chief Financial Officer	2005	$185,323	$51,875	$44,136	(2)	8,000	(3)	$19,522	(4)	$334,699
Steven L. Reynolds	SVP and Chief Information Officer	2005	$265,231	$155,160	$57,101	(5)	—		—		$322,303
Alan Westfall	President and Chief Executive Officer – Checks in the Mail	2005	$261,493	$158,622	$21,682		—		—		$320,863
Mike C. Davis	Executive VP – Operations	2005	$253,797	$143,855	$17,618		—		—		$312,348
Antonio Tarantino	SVP and General Manager	2005	$236,734	$134,184	$17,603		—		—		$288,595
Charles Korbell	Former President and Chief Executive Officer	2005	$207,885	—	$14,080		—		—		$1,913,991

(1)	The compensation listed in this column consists of (i) employer contributions to the 401(k) plan and a supplemental non-qualified excess benefit plan in the following amounts: Dawson $43,115, Fera $14,154, Reynolds $26,754, Westfall $27,939, Davis $25,599, Tarantino $23,846 and Korbell $46,285; (ii) a sale bonus paid by Honeywell upon the successful sale of the Clarke American business or in the case of Korbell a change in control bonus upon the acquisition of Clarke American by Honeywell in the following amounts: Dawson $640,000, Fera $320,000, Reynolds $294,800, Westfall $291,500, Davis $286,000, Tarantino $264,000 and Korbell $575,000 and premium payments of term life insurance in the following amounts: Dawson $1,656, Fera $545, Reynolds $749, Westfall $1,424, Davis $749, Tarantino $749 and Korbell $1,099. In connection with Korbell’s separation of employment during 2005, he also received a payout under his SERP of $102,047, severance pay of $788,950 and a payout of his balance under the excess benefit plan of $400,611.

(2)	This amount included a taxable relocation payment of $20,000 and a tax reimbursement gross-up of $12,680.

(3)	All of such options are exercisable for shares of equity of Honeywell. Upon the termination of Mr. Fera’s employment with Honeywell on December 15, 2005, options relating to 4,800 shares were forfeited.

(4)	This amount was paid out in 2005 pursuant to the Honeywell Long Term Incentive Plan for the period 2002-2004.

(5)	This amount included a taxable relocation payment of $28,331 and a tax reimbursement gross-up of $10,517.

Stock Option Grants In 2005

	Individual Grants
Name	Number of Securities Underlying Options Granted (#) (2)		Percent of Total Options Granted to Employees in 2005	Exercise or Base Price ($/sh) (3)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term 5%($) 10%($)
Peter A. Fera, Jr. (1)	8,000	(4)	n/a	$36.51	December 2006	$14,604	$29,208

(1)	Mr. Fera held a variety of leadership positions in finance and marketing with our predecessor’s parent, Honeywell, including Chief Financial Officer for the Aircraft Landing Systems business. The grants of stock options shown in the table for fiscal year 2005 were made under the 2003 Stock Incentive Plan for Employees of Honeywell International Inc. and its Affiliates.

(2)	All of such options are exercisable for shares of equity of Honeywell. At the time of grant, Mr. Fera was an employee of Honeywell, our indirect parent during 2005. The grant is related to Mr. Fera’s service at Honeywell, and he was the only one of our employees to be granted such options.

(3)	Represents the fair market value of the underlying shares of equity of Honeywell on the date of grant.

(4)	Although 8,000 options were actually granted in 2005, 4,800 of those options were forfeited at the time of Mr. Fera’s termination from Honeywell.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-end Option Values

Name	Number of Shares Underlying Options Exercised(1)	Dollar Value Realized on Exercise(2)	Number of Shares Underlying Unexercised Options at December 31, 2005		Dollar Value of Unexercised In-the-Money Options at December 31, 2005
			Exercisable	Non-Exercisable	Exercisable		Non-Exercisable
Charles Dawson	498,251	$580,612	—	—	—		—
Peter A. Fera, Jr.	—	—	4,200	5,000	$14,414	(3)	$9,322	(3)
Steven L. Reynolds	108,823	$122,652	—	—	—		—
Alan Westfall	586,243	$658,714	—	—	—		—
Mike C. Davis	563,447	$633,252	—	—	—		—
Antonio Tarantino	295,925	$390,379	—	—	—		—
Charles Korbell	1,934,387	$2,175,161	—	—	—		—

(1)	The options disclosed were options to purchase ordinary shares of Novar plc, except for those disclosed with respect to Mr. Fera. In connection with Honeywell’s acquisition of Novar plc on March 31, 2005, all options to purchase equity were exercised or cancelled in return for cash payment. All options owned by Mr. Fera are options to purchase equity of Honeywell.

(2)	This value represents the gain on the exercised shares plus the dividends paid on those shares.

(3)	The closing price of the common stock of Honeywell on December 30, 2005 (the last trading day in Fiscal 2005), as reported on the New York Stock Exchange, was $37.25 per share.

Employment Agreements

Employment Agreement of Charles Dawson

In connection with the Acquisition, we entered into an employment agreement with Mr. Charles Dawson, which became effective upon completion of the Acquisition. This employment agreement is for a three year term, which commenced on December 15, 2005, subject to earlier termination as described below. Under his employment agreement, Mr. Dawson receives an annual base salary of $595,000, which commenced on January 1, 2006. He is entitled to receive annual bonuses based on the attainment of certain percentage of consolidated EBITDA targets. He also participates in a Long Term Incentive Plan (described below) for which he will be eligible to receive 50% of the bonus pool and receives other standard officer benefits.

If the employment of Mr. Dawson is terminated for cause (as defined in the employment agreement), he will not be entitled to any further compensation. In the case of termination of the employment of Mr. Dawson by us without cause (as defined in the employment agreement), Mr. Dawson will be entitled to receive:

•	continued payment of his base salary for a period of two years after the termination;

•	continued participation in applicable welfare benefit plans for 12 months after the termination;

•	continued contribution by us to the employer portion of employee premiums of welfare benefit plans for a period of 12 months after the termination; and

•	a pro rata annual bonus for the year in which termination occurred, if it would have otherwise been payable to him but for the termination of his employment.

Following the termination of his employment for any reason, Mr. Dawson is also bound by a two-year non-compete covenant and a two-year non-solicitation covenant.

Additional Employment Agreements

In connection with the Acquisition, we entered into employment agreements with the four other senior executives who with Mr. Dawson are expected to be our five most highly compensated executive officers, namely, Messrs. Fera, Westfall, Davis and Tarantino. These employment agreements are each for two year terms, which became effective upon the completion of the Acquisition, subject to earlier termination as described below.

Under their respective employment agreements, Messrs. Fera, Westfall, Davis and Tarantino receive annual base salaries of $300,000, $275,000, $270,000 and $250,000 respectively, which commenced January 1, 2006. These executives will also receive annual bonuses based on the attainment of certain percentage of consolidated EBITDA targets. The executives are also entitled to participate in the Long Term Incentive Plan described below and they receive other standard officer benefits.

In the case of termination of the employment of the executives by us without cause (as defined in each employment agreement), the executive will be entitled to receive:

•	continued payment of base salary for a period of between 12 and 18 months after the termination, depending on the executive;

•	continued participation in applicable welfare benefit plans for 12 months after the termination; and

•	continued contribution by us to the employer portion of employee premiums of welfare benefit plans for 12 months after the termination.

Mr. Westfall has an additional entitlement upon his retirement:

•	if it occurs on or after November 20, 2007; and

•	if he continues to hold the position of President of Checks in the Mail immediately prior to such retirement, he will be entitled to an amount equal to one year of base salary payable ratably in accordance with our normal payroll practices and continuation for a 12-month period of group health plan benefits to the extent authorized by and consistent with COBRA, with the cost of the regular premium for such benefits shared in the same relative proportion as in effect on the date of termination.

These employment agreements contain non-competition and non-solicitation provisions ranging from one to two years following termination of employment.

In addition, Mr. Fera participated in the AlliedSignal, Inc. Retirement Program until the termination of his employment with Honeywell on December 15, 2005. Under that plan, Mr. Fera had 7 credited years of service and is expected to receive an annual benefit of $10,056 per year, commencing at age 62.

Under the employment agreement of Steven Reynolds, his current annual base salary is $268,000 and he is eligible to receive annual bonuses based on the percentage of consolidated EBITDA targets. In the event his employment is terminated without cause, he will be entitled to receive 12 months of base salary within 30 days of termination, and 6 months of benefit continuation.

In connection with the Acquisition, we also entered into an employment agreement with Ms. Kaari Swope. Under her employment agreement, Ms. Swope receives an annual base salary of $225,000, which commenced January 1, 2006. She will also receive annual bonuses based on the attainment of certain percentage of consolidated EBITDA targets. She is also entitled to participate in the Long Term Incentive Plan described below and to receive other standard officer benefits. In the case of termination of the employment of Ms. Swope by us without cause (as defined in her employment agreement), she will be entitled to receive continued payment of base salary for a period of 12 months after the termination; and the same welfare benefits as the four senior executives described above.

Following the Acquisition, we entered into an employment agreement with J. Daniel Singleton. Under his employment agreement, Mr. Singleton receives an annual base salary of $300,000. He will also receive annual bonuses based on the attainment of certain percentage of consolidated EBITDA targets. He is also entitled to participate in the Long Term Incentive Plan described below and to receive other standard officer benefits. In the case of termination of the employment of Mr. Singleton by us without cause (as defined in his employment agreement), he will be entitled to receive continued payment of base salary for a period of 18 months after the termination; and the same welfare benefits as the four senior executives described above.

Prior to the Acquisition, we had existing employment agreements with other senior executives. Under Brad Wheeless’ employment agreement, he is entitled to receive the same severance benefits as Ms. Swope upon a termination without cause (as defined in his employment agreement) or if his position is re-classified following a change in control (as defined his employment agreement) prior to May 16, 2007. Under James Alcott’s employment agreement, if his employment is terminated prior to April 1, 2007 by us other than for cause (as defined in his employment agreement) or by him for good reason (as defined in his employment agreement), he will be entitled to receive his maximum EBITDA Payment and Incremental Revenue Payment in the aggregate amount of $1,388,889 under the Stock Purchase Agreement between us and Alcott Routon, Inc. If his employment agreement is terminated after April 1, 2007 by us for cause or by him for good reason, he will be entitled to the continued payment of base salary for a period of 6 months after the termination. Under Molly Daniels’ employment agreement, she has entitlements to salary and bonus but has no entitlement to any severance or change in control payments upon termination of employment.

Separation Agreement

On April 28, 2005, Honeywell, Security Printing, Inc. and Clarke American Checks, Inc. entered into a separation agreement with Charles Korbell, our former President, under which Mr. Korbell is entitled to receive as severance benefits:

•	one year of his base salary ($575,000), payable over a 24-month period, with the first six months of his base salary paid in a lump sum on November 1, 2005;

•	two times his average incentive bonus for 2003 and 2004 ($556,115), which was paid in a lump sum 7 days following execution of the separation agreement; and

•	continued participation for a 24-month period in the health plans of Clarke American Checks, Inc. on the same basis as his participation immediately prior to his termination.

Supplemental Executive Retirement Plan

We have a Supplemental Executive Retirement Plan (SERP) on behalf of Charles Korbell which became effective January 1, 1998. Under the terms of the SERP, and Mr. Korbell’s elections thereunder, he is entitled to receive $11,955.80 per month payable for his life with a continuation of 50% of this amount to his spouse should he predecease her. He commenced receiving this monthly payment on May 1, 2005. The projected benefit obligation associated with this pension was $2.1 million as of May 31, 2005, determined using a 5.5% discount rate. There are $1.8 million of assets set aside in a rabbi trust intended toward the funding of this SERP.

Long Term Incentive Plan

In connection with the Acquisition, the Board of M & F Worldwide adopted a Long Term Incentive Plan subject to shareholder approval at its next annual meeting. The LTIP is designed to ensure the deductibility of the LTIP bonus pool under Section 162(m) of the Code. The LTIP is cash-based with a 3-year performance cycle covering the period from January 1, 2006 until December 31, 2008. An LTIP bonus pool was created for Charles Dawson, Mike Davis, Peter Fera, Kaari Swope, Antonio Tarantino, Alan Westfall and J. Daniel Singleton comprising 20% of the cumulative consolidated EBITDA achieved in excess of the target cumulative consolidated EBITDA (as defined in individual award agreements). The participating executives are eligible to receive a fixed percentage of the LTIP bonus pool and their ultimate payout, if any, at the end of the third year is based on performance over the 3-year performance cycle.

LTIP bonuses are forfeited upon the termination of the executive’s employment, other than due to death or disability, prior to December 31, 2008. If the executive dies or is terminated due to disability prior to December 31, 2008, he or she shall receive a pro rata bonus at the time LTIP bonuses are otherwise paid. In the event of a change of control (as defined in the award agreement) prior to December 31, 2008, the Compensation Committee of M & F Worldwide has the discretion to award a LTIP bonus based on the period of time that has elapsed during the award term. Annual bonuses may also be awarded pursuant to the LTIP on terms and conditions established by the Compensation Committee of M & F Worldwide.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Allied Security

Allied Security Holdings LLC, an affiliate of MacAndrews & Forbes Holdings Inc., provided contract security officer services to Clarke American. We made aggregate payments to Allied Security for such services of approximately $0.4 million in 2004 and $0.3 million in 2005, which we believe are competitive with industry rates for similarly situated security firms and as favorable as terms that could have been obtained from an unrelated party in an arms-length transaction.

Altair

James B. Alcott, President and Chief Executive Officer of our Alcott Routon Division, owns 20% of the outstanding shares of, and serves as a director for, Altair Data Resources LLC, a Tennessee Limited Liability Company controlled by several of our employees, including James B. Alcott. Altair provides list and data services. Alcott Routon, Inc. (which we acquired in 2004) made purchases for such services from Altair totaling $0.3 million for 2003, $0.4 million for 2004 and $0.4 million for 2005. Altair also paid Alcott Routon, Inc. for office space and support services totaling less than $0.1 million in each of 2003, 2004 and 2005. Alcott Routon continues to purchase list and data services from Altair but Altair no longer receives office space or support services from Alcott Routon.

Insurance

We participate in MacAndrews & Forbes Holdings Inc.’s directors’ and officers’ insurance program, which covers M & F Worldwide as well as MacAndrews & Forbes Holdings Inc. and certain of its other affiliates. The limits of coverage are available on aggregate losses to any or all of the participating companies and their respective directors and officers. We bear an appropriate allocation for premiums for such coverage, which we believe are more favorable than the premiums we could secure under stand alone coverage. We have not yet made any payments to M & F Worldwide in respect of such insurance coverage.

Tax Sharing Agreement

We, M & F Worldwide and another subsidiary of M & F Worldwide entered into a tax sharing agreement whereby M & F Worldwide will file, as of December 15, 2005, consolidated federal income tax returns on our and our affiliated subsidiaries’ behalf, as well as on behalf of certain other subsidiaries of M & F Worldwide. Under the tax sharing agreement, we will make periodic payments to M & F Worldwide. These payments generally are based on the applicable federal income tax liability that we and our affiliated subsidiaries would have had for each taxable period if we had not been included in the M & F Worldwide consolidated group. Similar provisions apply with respect to any foreign, state or local income or franchise tax returns filed by any M & F Worldwide consolidated, combined or unitary group for each year that we or any of our subsidiaries are included in any such group for foreign, state or local tax purposes.

PRINCIPAL STOCKHOLDERS

M & F Worldwide beneficially owns all the outstanding shares of our common stock. None of our executive officers or directors beneficially owns any of our common stock. The following table sets forth the total number of shares of M & F Worldwide’s common stock that each person known to us to be the beneficial owner of more than 5% of M & F Worldwide’s outstanding common stock beneficially owned as of March 15, 2006, and the percent of such common stock so owned. M & F Worldwide’s common stock is M & F Worldwide’s only outstanding voting stock. ‘‘Ownership’’ for this purpose is ‘‘beneficial ownership’’ as determined under the rules of the SEC, and such information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, a person beneficially owns a share if the person has sole or shared voting power or investment power with respect to the share or the person has the right to acquire the share within 60 days through the exercise of any option, warrant or right, through conversion of any security or under the automatic termination of any power of attorney or revocation of trust, discretionary account or similar arrangement.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Percent of Outstanding Shares
Mafco Consolidated Group Inc.	7,298,000	(1)	37.7%
Dimensional Fund Advisors Inc.	1,666,314	(2)	8.7%

(1)	All of such shares of common stock are beneficially owned by Ronald O. Perelman. Mafco Consolidated Group Inc. is a wholly owned subsidiary of MacAndrews & Forbes Holdings Inc., of which Mr. Perelman owns 100%. In addition, MacAndrews & Forbes Holdings Inc. may be deemed to share beneficial ownership of the 7,298,000 shares of Common Stock beneficially owned by Mafco Consolidated Group Inc. and the 500,000 shares of Common Stock deemed beneficially owned by Mr. Perelman as a result of Mr. Perelman holding an option to acquire such shares exercisable within 60 days of the date hereof (an aggregate of 7,798,000 shares of common stock, representing approximately 40.3% of the common stock outstanding or deemed outstanding under the rules of the SEC), by virtue of MacAndrews & Forbes Holdings Inc.’s ownership of 100% of the common stock of Mafco Consolidated Group Inc. and Mr. Perelman’s 100% ownership of MacAndrews & Forbes Holdings Inc.’s common stock. The shares so owned and shares of intermediate holding companies are, or may from time to time be, pledged to secure obligations of MacAndrews & Forbes Holdings Inc. or its affiliates. Beneficial ownership is based on a statement on Schedule 13D filed by M & F Worldwide on June 8, 2005 and information provided by M & F Worldwide.

(2)	Beneficial ownership is based on a statement on Schedule 13G/A filed by Dimensional Fund Advisors Inc. on February 6, 2006.

DESCRIPTION OF OTHER INDEBTEDNESS

Credit Facilities

Concurrently with the completion of the Acquisition, we, as borrower, entered into senior secured credit facilities with Bear, Stearns Corporate Lending Inc. as administrative agent, which provide for a revolving credit facility in an amount of $40.0 million maturing on December 15, 2010, and a $440.0 million term loan maturing on December 15, 2011. Portions of our revolving credit facility are available for the issuance of letters of credit and swing line loans.

The terms of our credit facilities are described below.

Interest Rate and Fees. Loans under our credit facilities bear, at our option, interest at:

•	a rate per annum equal to the higher of (a) the prime rate of announced from time to time by The Bank of New York and (b) the Federal Funds rate plus 0.50%, in each case plus an applicable margin of 2.0% per annum for revolving loans, or 2.25% per annum for term loans; or

•	a rate per annum equal to a reserve-adjusted eurodollar rate, plus an applicable margin of 3.0% per annum for revolving loans, or 3.25% per annum for term loans.

In addition, we agreed to pay certain fees in connection with our credit facilities, including commitment fees for our revolving credit facility, letter of credit fees and an underwriting fee.

Original Discount. Our term loan facility has an aggregate principal amount at maturity of $440.0 million. We received $437.8 million of proceeds from its issuance, net of original discount of 0.5%. The original discount will be amortized as non-cash interest expense over the term of the term loan indebtedness.

Guarantors. All obligations under our credit facilities are guaranteed by our direct parent and by each of our direct and indirect present domestic subsidiaries and future wholly-owned domestic subsidiaries.

Amortization. Our term loan facility is required to be repaid in quarterly installments, which commenced on March 31, 2006 in annual amounts: $15 million in 2006, $20 million in 2007, $30 million in 2008, $35 million in 2009 and $40 million in 2010, with any balance of the term loan facility to be repaid in full in 2011.

Security. Our credit facilities are secured by a perfected first priority security interest in substantially all of our and each of the guarantor’s assets (other than voting stock in excess of 65.0% of the outstanding voting stock of each direct foreign subsidiary and certain other excluded property). We do not currently have any foreign subsidiaries.

Optional Prepayments and Commitment Reductions. We may prepay loans under our credit facilities without premium or penalty, unless we prepay the term loans in the first 18 months with the proceeds of new indebtedness that bears a lower interest rate than the term loans, in which case we will be required to pay a 1.0% premium on the principal amount prepaid. We also may reduce the revolving loan commitments in a minimum amount of $1,000,000 or a whole multiple thereof to be agreed upon. Each optional prepayment of our term loan facility is credited to the remaining installments on a pro rata basis and they may not be reborrowed.

Mandatory Prepayments and Commitment Reductions. We are required to prepay our term loan facility with:

•	50% of net proceeds from the issuance of our equity or the equity of our direct parent;

•	100% of the net proceeds of any incurrence of certain indebtedness by us or any of our subsidiaries, subject to certain exceptions set forth in the loan documentation;

•	100% of the net proceeds of certain sales or other dispositions (including as a result of casualty or condemnation or issuance or sale of equity interests in a subsidiary) of assets by us or any of our subsidiaries (with certain exceptions, including reinvestment exceptions, set forth in the loan documentation);

•	a percentage of excess cash flow for each of our fiscal years (commencing with 2006) with such percentage to be 75% with respect to any fiscal year for which our total consolidated leverage ratio is greater than 3.0 to 1.0, or 50% with respect to any fiscal year for which our total consolidated leverage ratio year is less than or equal to 3.0 to 1.0.

Each such prepayment of our term loan facility is applied to the remaining installments on a pro rata basis, and they may not be reborrowed.

Covenants, Representations and Warranties. Our credit facilities contain representations and warranties customary for a senior secured credit facility. They also contain affirmative and negative covenants customary for a senior secured credit facility, including, among other things, restrictions on indebtedness, liens, mergers and consolidations, sales of assets, loans, acquisitions, restricted payments, transactions with affiliates, dividends and other payment restrictions affecting subsidiaries and sale leaseback transactions. Our credit facilities also require us to maintain certain financial covenants, including maximum consolidated secured leverage, maximum total consolidated leverage and minimum consolidated fixed charge coverage ratios.

Events of Default. Our credit facilities contain events of default customary for a senior secured credit facility, including but not limited to non-payment of amounts when due; violation of covenants; material inaccuracy of representations and warranties; change of control; cross default and cross acceleration with respect to other material debt; bankruptcy and other insolvency events; certain ERISA events; and material judgments. Some of these events of default allow for grace periods.

 THE EXCHANGE OFFER

Terms of the Exchange Offer

We are offering to exchange our exchange notes for a like aggregate principal amount of our initial notes.

The exchange notes that we propose to issue in this exchange offer will be substantially identical to our initial notes except that, unlike our initial notes, the exchange notes will have no transfer restrictions or registration rights. You should read the description of the exchange notes in the section in this prospectus entitled ‘‘Description of Notes.’’

We reserve the right in our sole discretion to purchase or make offers for any initial notes that remain outstanding following the expiration or termination of this exchange offer and, to the extent permitted by applicable law, to purchase initial notes in the open market or privately negotiated transactions, one or more additional tender or exchange offers or otherwise. The terms and prices of these purchases or offers could differ significantly from the terms of this exchange offer.

Expiration Date; Extensions; Amendments; Termination

This exchange offer will expire at 5:00 p.m., New York City time, on May 31, 2006, unless we extend it in our reasonable discretion. The expiration date of this exchange offer will be at least 20 business days after the commencement of the exchange offer in accordance with Rule 14e-1(a) under the Exchange Act.

We expressly reserve the right to delay acceptance of any initial notes, extend or terminate this exchange offer and not accept any initial notes that we have not previously accepted if any of the conditions described below under ‘‘—Conditions to the Exchange Offer’’ have not been satisfied or waived by us. We will notify the exchange agent of any extension by oral notice promptly confirmed in writing or by written notice. We will also notify the holders of the initial notes by a press release or other public announcement communicated before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date unless applicable laws require us to do otherwise.

We also expressly reserve the right to amend the terms of this exchange offer in any manner. If we make any material change, we will promptly disclose this change in a manner reasonably calculated to inform the holders of our initial notes of the change including providing public announcement or giving oral or written notice to these holders. A material change in the terms of this exchange offer could include a change in the timing of the exchange offer, a change in the exchange agent and other similar changes in the terms of this exchange offer. If we make any material change to this exchange offer, we will disclose this change by means of a post-effective amendment to the registration statement which includes this prospectus and will distribute an amended or supplemented prospectus to each registered holder of initial notes. In addition, we will extend this exchange offer for an additional five to ten business days as required by the Exchange Act, depending on the significance of the amendment, if the exchange offer would otherwise expire during that period. We will promptly notify the exchange agent by oral notice, promptly confirmed in writing, or written notice of any delay in acceptance, extension, termination or amendment of this exchange offer.

Procedures for Tendering Initial Notes

Proper Execution and Delivery of Letters of Transmittal

To tender your initial notes in this exchange offer, you must use one of the three alternative procedures described below:

(1)	Regular delivery procedure: Complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal. Have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal. Mail or otherwise deliver the letter of transmittal or the facsimile together with the certificates representing the initial notes being tendered and any other required documents to the exchange agent on or before 5:00 p.m., New York City time, on the expiration date.

(2)	Book-entry delivery procedure: Send a timely confirmation of a book-entry transfer of your initial notes, if this procedure is available, into the exchange agent’s account at The Depository Trust Company (‘‘DTC’’) in accordance with the procedures for book-entry transfer described under ‘‘—Book-Entry Delivery Procedure’’ below, on or before 5:00 p.m., New York City time, on the expiration date.

(3)	Guaranteed delivery procedure: If time will not permit you to complete your tender by using the procedures described in (1) or (2) above before the expiration date and this procedure is available, comply with the guaranteed delivery procedures described under ‘‘—Guaranteed Delivery Procedure’’ below.

The method of delivery of the initial notes, the letter of transmittal and all other required documents is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand-delivery service. If you choose the mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send any letters of transmittal or initial notes to us. You must deliver all documents to the exchange agent at its address provided below. You may also request your broker, dealer, commercial bank, trust company or nominee to tender your initial notes on your behalf.

Only a holder of initial notes may tender initial notes in this exchange offer. A holder is any person in whose name initial notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder.

If you are the beneficial owner of initial notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your notes, you must contact that registered holder promptly and instruct that registered holder to tender your notes on your behalf. If you wish to tender your initial notes on your own behalf, you must, before completing and executing the letter of transmittal and delivering your initial notes, either make appropriate arrangements to register the ownership of these notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

You must have any signatures on a letter of transmittal or a notice of withdrawal guaranteed by:

(1)	a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.,

(2)	a commercial bank or trust company having an office or correspondent in the United States, or

(3)	an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act, unless the initial notes are tendered:

(1)	by a registered holder or by a participant in DTC whose name appears on a security position listing as the owner, who has not completed the box entitled ‘‘Special Issuance Instructions’’ or ‘‘Special Delivery Instructions’’ on the letter of transmittal and only if the exchange notes are being issued directly to this registered holder or deposited into this participant’s account at DTC, or

(2)	for the account of a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act.

If the letter of transmittal or any bond powers are signed by:

(1)	the recordholder(s) of the initial notes tendered: the signature must correspond with the name(s) written on the face of the initial notes without alteration, enlargement or any change whatsoever.

(2)	a participant in DTC: the signature must correspond with the name as it appears on the security position listing as the holder of the initial notes.

(3)	a person other than the registered holder of any initial notes: these initial notes must be endorsed or accompanied by bond powers and a proxy that authorize this person to tender the initial notes on behalf of the registered holder, in satisfactory form to us as determined in our sole discretion, in each case, as the name of the registered holder or holders appears on the initial notes.

(4)	trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity: these persons should so indicate when signing. Unless waived by us, evidence satisfactory to us of their authority to so act must also be submitted with the letter of transmittal.

To tender your initial notes in this exchange offer, you must make the following representations:

(1)	you are authorized to tender, sell, assign and transfer the initial notes tendered and to acquire exchange notes issuable upon the exchange of such tendered initial notes, and that we will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim when the same are accepted by us,

(2)	any exchange notes acquired by you pursuant to the exchange offer are being acquired in the ordinary course of business, whether or not you are the holder,

(3)	you or any other person who receives exchange notes, whether or not such person is the holder of the exchange notes, has an arrangement or understanding with any person to participate in a distribution of such exchange notes within the meaning of the Securities Act and is not participating in, and does not intend to participate in, the distribution of such exchange notes within the meaning of the Securities Act,

(4)	you or such other person who receives exchange notes, whether or not such person is the holder of the exchange notes, is not an ‘‘affiliate,’’ as defined in Rule 405 of the Securities Act, of ours, or if you or such other person is an affiliate, you or such other person will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable,

(5)	if you are not a broker-dealer, you represent that you are not engaging in, and do not intend to engage in, a distribution of exchange notes, and

(6)	if you are a broker-dealer that will receive exchange notes for your own account in exchange for initial notes, you represent that the initial notes to be exchanged for the exchange notes were acquired by you as a result of market-making or other trading activities and acknowledge that you will deliver a prospectus in connection with any resale, offer to resell or other transfer of such exchange notes.

You must also warrant that the acceptance of any tendered initial notes by the issuers and the issuance of exchange notes in exchange therefor shall constitute performance in full by the issuers of its obligations under the registration rights agreement relating to the initial notes.

To effectively tender notes through DTC, the financial institution that is a participant in DTC will electronically transmit its acceptance through the Automatic Tender Offer Program. DTC will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. An agent’s message is a message transmitted by DTC to the exchange agent stating that DTC has received an express acknowledgment from the participant in DTC tendering the notes that this participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce this agreement against this participant.

Book-Entry Delivery Procedure

Any financial institution that is a participant in DTC’s systems may make book-entry deliveries of initial notes by causing DTC to transfer these initial notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. To effectively tender notes through DTC, the financial institution that is a participant in DTC will electronically transmit its acceptance through the Automatic Tender Offer Program. DTC will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. An agent’s message is a message transmitted by DTC to the exchange agent stating that DTC has received an express acknowledgment from the participant in DTC tendering the notes that this participation has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce this agreement against this participant. The exchange agent will make a request to establish an account for the initial notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus.

A delivery of initial notes through a book-entry transfer into the exchange agent’s account at DTC will only be effective if an agent’s message or the letter of transmittal or a facsimile of the letter of transmittal with any required signature guarantees and any other required documents is transmitted to and received by the exchange agent at the address indicated below under ‘‘—Exchange Agent’’ on or before the expiration date unless the guaranteed delivery procedures described below are complied with. Delivery of documents to DTC does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedure

If you are a registered holder of initial notes and desire to tender your notes, and (1) these notes are not immediately available, (2) time will not permit your notes or other required documents to reach the exchange agent before the expiration date or (3) the procedures for book-entry transfer cannot be completed on a timely basis and an agent’s message delivered, you may still tender in this exchange offer if:

(1)	you tender through a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act,

(2)	on or before the expiration date, the exchange agent receives a properly completed and duly executed letter of transmittal or facsimile of the letter of transmittal, and a notice of guaranteed delivery, substantially in the form provided by us, with your name and address as holder of the initial notes and the amount of notes tendered, stating that the tender is being made by that letter and notice and guaranteeing that within three New York Stock Exchange trading days after the expiration date the certificates for all the initial notes tendered, in proper form for transfer, or a book-entry confirmation with an agent’s message, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent, and

(3)	the certificates for all your tendered initial notes in proper form for transfer or a book-entry confirmation as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes

Your tender of initial notes will constitute an agreement between you and us governed by the terms and conditions provided in this prospectus and in the related letter of transmittal.

We will be deemed to have received your tender as of the date when your duly signed letter of transmittal accompanied by your initial notes tendered, or a timely confirmation of a book-entry transfer of these notes into the exchange agent’s account at DTC with an agent’s message, or a notice of guaranteed delivery from an eligible institution is received by the exchange agent.

All questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tenders will be determined by us in our sole discretion. Our determination will be final and binding.

We reserve the absolute right to reject any and all initial notes not properly tendered or any initial notes which, if accepted, would, in our opinion or our counsel’s opinion, be unlawful. We also reserve the absolute right to waive any conditions of this exchange offer or irregularities or defects in tender as to particular notes with the exception of conditions to this exchange offer relating to the obligations of broker dealers, which we will not waive. If we waive a condition to this exchange offer, the waiver will be applied equally to all note holders. Our interpretation of the terms and conditions of this exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of initial notes must be cured within such time as we shall determine. We, the exchange agent or any other person will be under no duty to give notification of defects or irregularities with respect to tenders of initial notes. We and the exchange agent or any other person will incur no liability for any failure to give notification of these defects or irregularities. Tenders of initial notes will not be deemed to have been made until such irregularities have been cured or waived. The exchange agent will return without cost to their holders any initial notes that are not properly tendered and as to which the defects or irregularities have not been cured or waived promptly following the expiration date.

If all the conditions to the exchange offer are satisfied or waived on the expiration date, we will accept all initial notes properly tendered and will issue the exchange notes promptly thereafter. Please refer to the section of this prospectus entitled ‘‘—Conditions to the Exchange Offer’’ below. For purposes of this exchange offer, initial notes will be deemed to have been accepted as validly tendered for exchange when, as and if we give oral or written notice of acceptance to the exchange agent.

We will issue the exchange notes in exchange for the initial notes tendered pursuant to a notice of guaranteed delivery by an eligible institution only against delivery to the exchange agent of the letter of transmittal, the tendered initial notes and any other required documents, or the receipt by the exchange agent of a timely confirmation of a book-entry transfer of initial notes into the exchange agent’s account at DTC with an agent’s message, in each case, in form satisfactory to us and the exchange agent.

If any tendered initial notes are not accepted for any reason provided by the terms and conditions of this exchange offer or if initial notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged initial notes will be returned without expense to the tendering holder, or, in the case of initial notes tendered by book-entry transfer procedures described above, will be credited to an account maintained with the book-entry transfer facility, promptly after withdrawal, rejection of tender or the expiration or termination of the exchange offer.

By tendering into this exchange offer, you will irrevocably appoint our designees as your attorney-in-fact and proxy with full power of substitution and resubstitution to the full extent of your rights on the notes tendered. This proxy will be considered coupled with an interest in the tendered notes. This appointment will be effective only when, and to the extent that we accept your notes in this exchange offer. All prior proxies on these notes will then be revoked and you will not be entitled to give any subsequent proxy. Any proxy that you may give subsequently will not be deemed effective. Our designees will be empowered to exercise all voting and other rights of the holders as they may deem proper at any meeting of note holders or otherwise. The initial notes will be validly tendered only if we are able to exercise full voting rights on the notes, including voting at any meeting of the note holders, and full rights to consent to any action taken by the note holders.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw tenders of initial notes at any time before 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, you must send a written or facsimile transmission notice of withdrawal to the exchange agent before 5:00 p.m., New York City time, on the expiration date at the address provided below under ‘‘—Exchange Agent’’ and before acceptance of your tendered notes for exchange by us.

Any notice of withdrawal must:

(1)	specify the name of the person having tendered the initial notes to be withdrawn,

(2)	identify the notes to be withdrawn, including, if applicable, the registration number or numbers and total principal amount of these notes,

(3)	be signed by the person having tendered the initial notes to be withdrawn in the same manner as the original signature on the letter of transmittal by which these notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to permit the trustee for the initial notes to register the transfer of these notes into the name of the person having made the original tender and withdrawing the tender,

(4)	specify the name in which any of these initial notes are to be registered, if this name is different from that of the person having tendered the initial notes to be withdrawn, and

(5)	if applicable because the initial notes have been tendered through the book-entry procedure, specify the name and number of the participant’s account at DTC to be credited, if different than that of the person having tendered the initial notes to be withdrawn.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of all notices of withdrawal and our determination will be final and binding on all parties. Initial notes that are withdrawn will be deemed not to have been validly tendered for exchange in this exchange offer.

The exchange agent will return without cost to their holders all initial notes that have been tendered for exchange and are not exchanged for any reason, promptly after withdrawal, rejection of tender or expiration or termination of this exchange offer.

You may retender properly withdrawn initial notes in this exchange offer by following one of the procedures described under ‘‘—Procedures for Tendering Initial Notes’’ above at any time on or before the expiration date.

Conditions to the Exchange Offer

We will complete this exchange offer only if:

(1)	there is no change in the laws and regulations which would reasonably be expected to impair our ability to proceed with this exchange offer,

(2)	there is no change in the current interpretation of the staff of the Commission which permits resales of the exchange notes,

(3)	there is no stop order issued by the Commission or any state securities authority suspending the effectiveness of the registration statement which includes this prospectus or the qualification of the indenture for our exchange notes under the Trust Indenture Act of 1939 and there are no proceedings initiated or, to our knowledge, threatened for that purpose,

(4)	there is no action or proceeding instituted or threatened in any court or before any governmental agency or body that would reasonably be expected to prohibit, prevent or otherwise impair our ability to proceed with this exchange offer, and

(5)	we obtain all governmental approvals that we deem in our sole discretion necessary to complete this exchange offer.

These conditions are for our sole benefit. We may assert any one of these conditions regardless of the circumstances giving rise to it and may also waive any one of them, in whole or in part, at any time and from time to time, if we determine in our reasonable discretion that it has not been satisfied, subject to applicable law. Notwithstanding the foregoing, all conditions to the exchange offer must be satisfied or waived before the expiration of this exchange offer. If we waive a condition to this exchange offer, the waiver will be applied equally to all note holders. We will not be deemed to have waived our rights to assert or waive these conditions if we fail at any time to exercise any of them. Each of these rights will be deemed an ongoing right which we may assert at any time and from time to time.

If we determine that we may terminate this exchange offer because any of these conditions is not satisfied, we may:

(1)	refuse to accept and return to their holders any initial notes that have been tendered,

(2)	extend the exchange offer and retain all notes tendered before the expiration date, subject to the rights of the holders of these notes to withdraw their tenders, or

(3)	waive any condition that has not been satisfied and accept all properly tendered notes that have not been withdrawn or otherwise amend the terms of this exchange offer in any respect as provided under the section in this prospectus entitled ‘‘—Expiration Date; Extensions; Amendments; Termination.’’

Accounting Treatment

We will record the exchange notes at the same carrying value as the initial notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. We will amortize the costs of the exchange offer and the unamortized expenses related to the issuance of the exchange notes over the term of the exchange notes.

Exchange Agent

We have appointed The Bank of New York as exchange agent for this exchange offer. You should direct all questions and requests for assistance on the procedures for tendering and all requests for additional copies of this prospectus or the letter of transmittal to the exchange agent as follows:

By mail:

The Bank of New York
Corporate Trust Operations
Reorganization Unit
Attn: Diane Amoroso
101 Barclay Street, 7E
New York, NY 10286

By hand/overnight delivery:

The Bank of New York
Corporate Trust Operations
Reorganization Unit
Attn: Diane Amoroso
101 Barclay Street, 7E
New York, NY 10286
Facsimile Transmission: (212) 298-1915
Confirm by Telephone: (212) 815-6331
Attention: Diane Amoroso

Fees and Expenses

We will bear the expenses of soliciting tenders in this exchange offer, including fees and expenses of the exchange agent and trustee and accounting, legal, printing and related fees and expenses.

We will not make any payments to brokers, dealers or other persons soliciting acceptances of this exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection with this exchange offer. We will also pay brokerage houses and other custodians, nominees and fiduciaries their reasonable out-of-pocket expenses for forwarding copies of the prospectus, letters of transmittal and related documents to the beneficial owners of the initial notes and for handling or forwarding tenders for exchange to their customers.

We will pay all transfer taxes, if any, applicable to the exchange of initial notes in accordance with this exchange offer. However, tendering holders will pay the amount of any transfer taxes, whether imposed on the registered holder or any other persons, if:

(1)	certificates representing exchange notes or initial notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the notes tendered,

(2)	tendered initial notes are registered in the name of any person other than the person signing the letter of transmittal, or

(3)	a transfer tax is payable for any reason other than the exchange of the initial notes in this exchange offer.

If you do not submit satisfactory evidence of the payment of any of these taxes or of any exemption from this payment with the letter of transmittal, we will bill you directly the amount of these transfer taxes.

Your Failure to Participate in the Exchange Offer Will Have Adverse Consequences

The initial notes were not registered under the Securities Act or under the securities laws of any state and you may not resell them, offer them for resale or otherwise transfer them unless they are subsequently registered or resold under an exemption from the registration requirements of the Securities Act and applicable state securities laws. If you do not exchange your initial notes for exchange notes in accordance with this exchange offer, or if you do not properly tender your initial notes in this exchange offer, you will not be able to resell, offer to resell or otherwise transfer the initial notes unless they are registered under the Securities Act or unless you resell them, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.

In addition, except as set forth in this paragraph, you will not be able to obligate us to register the initial notes under the Securities Act. You will not be able to require us to register your initial notes under the Securities Act unless:

(1)	you notify us prior to 20 business days following the consummation of the exchange offer that:

(a)	you were prohibited by law or Commission policy from participating in the exchange offer;

(b)	you may not resell the exchange notes you acquired in the exchange offer to the public without delivering a prospectus and the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales by you; or

(c)	you are a broker-dealer and hold initial notes acquired directly from us or any of our affiliates,

in which case the registration rights agreement requires us to file a registration statement for a continuous offer in accordance with Rule 415 under the Securities Act for the benefit of the holders of the initial notes described in this sentence. We do not currently anticipate that we will register under the Securities Act any notes that remain outstanding after completion of the exchange offer.

Delivery of Prospectus

Each broker-dealer that receives exchange notes for its own account in exchange for initial notes, where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See ‘‘Plan of Distribution.’’

 DESCRIPTION OF NOTES

You can find the definitions of certain terms used in this description under the subheading ‘‘Certain Definitions.’’ In this description, the term ‘‘Clarke’’ refers only to Clarke American Corp. and not to any of its subsidiaries.

We issued the initial notes and will issue the exchange notes under an Indenture, dated as of December 15, 2005, among ourselves, the Guarantors and The Bank of New York, as trustee (the ‘‘Indenture’’). When we refer to the ‘‘notes’’ in this Description of Notes, we mean the initial notes and the exchange notes. The initial notes are subject to a Registration Rights Agreement, dated as of December 15, 2005, among ourselves, the Guarantors and the several initial purchasers party to it (the ‘‘Registration Rights Agreement’’). The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939.

The following description is a summary of the material provisions of the Indenture. It does not restate the Indenture in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as holders of the notes. Copies of the Indenture are available as set forth below under ‘‘—Additional Information.’’ Certain defined terms used in this description but not defined below under ‘‘—Certain Definitions’’ have the meanings assigned to them in the Indenture.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the Indenture.

Brief Description of the Notes and the Note Guarantees

The Notes

The notes:

•	will be general, unsecured obligations of Clarke;

•	will rank senior in right of payment to any future subordinated Indebtedness of Clarke;

•	will be pari passu in right of payment with all existing and future senior Indebtedness of Clarke; and

•	will be unconditionally guaranteed by the Guarantors on a senior unsecured basis.

The Note Guarantees

The notes will be guaranteed by each of Clarke’s current and future Domestic Subsidiaries that guarantee the Credit Agreement other than Immaterial Subsidiaries.

Each guarantee of the notes:

•	will be a general, unsecured obligation of that Guarantor;

•	will be pari passu in right of payment with all existing and future senior unsecured Indebtedness of that Guarantor; and

•	will rank senior in right of payment to any future subordinated Indebtedness of that Guarantor.

As of the date the exchange notes are issued, all of our Subsidiaries will be ‘‘Restricted Subsidiaries.’’ However, under the circumstances described below under the caption ‘‘—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,’’ we will be permitted to designate certain of our Subsidiaries as ‘‘Unrestricted Subsidiaries.’’ Our Unrestricted Subsidiaries will not be subject to the restrictive covenants in the Indenture. Our Unrestricted Subsidiaries will not guarantee the notes.

Principal, Maturity and Interest

Clarke issued $175.0 million in aggregate principal amount of initial notes on the Issue Date and will issue up to $175.0 in aggregate principal amount of exchange notes in this exchange offer. Clarke may issue additional notes under the Indenture (the ‘‘Additional Notes’’) from time to time after this offering. Any issuance of Additional Notes will be subject to all of the covenants in the Indenture, including the covenant described below under the caption ‘‘—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.’’ The notes and any Additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. For purposes of this ‘‘Description of Notes,’’ reference to the notes includes Additional Notes unless otherwise indicated; however, no offering of any such Additional Notes is being or shall in any manner be deemed to be made by this prospectus. In addition, we cannot be certain whether Clarke will issue any such Additional Notes or as to the aggregate principal amount of such Additional Notes. Clarke will issue notes in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The notes will mature on December 15, 2013.

Interest on the notes will accrue at the rate of 11¾% per annum and will be payable semi-annually in arrears on each of June 15 and December 15, commencing on June 15, 2006. Clarke will make each interest payment to the holders of record on the immediately preceding June 1 and December 1.

Interest on the notes will accrue from the Issue Date or the date of issuance of Additional Notes, as applicable, or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder of notes has given wire transfer instructions to Clarke, Clarke will pay all principal, interest and premium and Liquidated Damages, if any, on that holder’s notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York (which initially will be the office of the Trustee) unless Clarke elects to make interest payments by check mailed to the noteholders at their addresses set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. Clarke may change the paying agent or registrar without prior notice to the holders of the notes, and Clarke or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the Indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. Clarke will not be required to transfer or exchange any note selected for redemption. Also, Clarke will not be required to transfer or exchange any note for a period of 15 days before the mailing of a notice of redemption.

Note Guarantees

The notes will be guaranteed by each of Clarke’s current and future Domestic Subsidiaries that guarantee the Credit Agreement (other than Immaterial Subsidiaries). These Note Guarantees will be joint and several obligations of the Guarantors. The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See ‘‘Risk Factors—Risks Related to the Exchange Notes—Federal and state statutes may allow courts, under specific circumstances, to void the notes and the guarantees and require noteholders to return payments received from us or the guarantors.’’

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than Clarke or another Guarantor, unless:

(1)	immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2)	either:

(a)	the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the Indenture, its Note Guarantee and the Registration Rights Agreement (unless all material obligations under that agreement have been performed) pursuant to a supplemental indenture satisfactory to the trustee; or

(b)	the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture.

The Note Guarantee of a Guarantor will be automatically released:

(1)	in connection with any sale, transfer or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (after giving effect to such transaction) Clarke or a Restricted Subsidiary of Clarke, if the sale or other disposition does not violate the ‘‘Asset Sale’’ provisions of the Indenture;

(2)	in connection with any sale, transfer or other disposition of all of the Capital Stock of that Guarantor to a Person that is not (after giving effect to such transaction) Clarke or a Restricted Subsidiary of Clarke, if the sale, transfer or other disposition does not violate the ‘‘Asset Sale’’ provisions of the Indenture;

(3)	if Clarke designates such Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the Indenture;

(4)	upon legal defeasance or satisfaction and discharge of the Indenture as provided below under the captions ‘‘—Legal Defeasance and Covenant Defeasance’’ and ‘‘—Satisfaction and Discharge;’’

(5)	upon a sale of Capital Stock which causes such Guarantor to cease to be a Restricted Subsidiary if such sale does not violate any of the provisions of the Indenture; or

(6)	if Clarke has satisfied the conditions to covenant defeasance as provided below under the captions ‘‘—Legal Defeasance and Covenant Defeasance.’’

See ‘‘—Repurchase at the Option of Holders—Asset Sales.’’

Optional Redemption

At any time prior to December 15, 2008, Clarke may, on any one or more occasions, redeem up to 35% of the aggregate principal amount of notes issued under the Indenture (including the principal amount of any Additional Notes issued under the Indenture) at a redemption price equal to 111.750% of the principal amount of the notes redeemed, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that:

(1)	at least 65% of the aggregate principal amount of notes issued under the Indenture (excluding notes held by Clarke and its Subsidiaries, but including any Additional Notes) remains outstanding immediately after the occurrence of such redemption; and

(2)	the redemption occurs within 90 days after the date of the closing of any such Equity Offering.

Except pursuant to the preceding paragraph and the penultimate paragraph under this heading, the notes will not be redeemable at Clarke’s option on or prior to December 15, 2009.

On or after December 15, 2009, Clarke may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice (except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the Indenture), at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on December 15 of the years indicated below, subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2009	105.875%
2010	102.938%
2011 and thereafter	100.000%

At any time prior to December 15, 2009, Clarke may also redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at a redemption price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of the date of redemption, and accrued and unpaid interest and Liquidated Damages, if any, to the date of redemption (the ‘‘Make-Whole Redemption Date’’), subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date.

Unless Clarke defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

Mandatory Redemption

Clarke is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of notes will have the right to require Clarke to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder’s notes pursuant to a Change of Control Offer on the terms set forth in the Indenture. In the Change of Control Offer, Clarke will offer a payment (such payment, a ‘‘Change of Control Payment’’) in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Liquidated Damages, if any, on the notes repurchased to the date of purchase, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date. No later than 45 days following any Change of Control, Clarke will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control payment date specified in the notice (the ‘‘Change of Control Payment Date’’), which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice.

Clarke will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, Clarke will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such compliance.

On or before the Change of Control Payment Date, Clarke will, to the extent lawful:

(1)	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount in cash equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3)	deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by Clarke.

The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any.

The provisions described above that require Clarke to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the notes to require that Clarke repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Clarke will not be required to make a Change of Control Offer upon a Change of Control if (1) a third-party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by Clarke and purchases all notes properly tendered and not withdrawn under the Change of Control Offer (it being understood that such third-party may make a Change of Control Offer that is conditioned on and prior to the occurrence of a Change of Control pursuant to this clause (1)) or (2) notice of redemption has been given pursuant to the Indenture as described above under the caption ‘‘—Optional Redemption,’’ unless and until there is a default in payment of the applicable redemption price.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of ‘‘all or substantially all’’ of the properties or assets of Clarke and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase ‘‘substantially all,’’ there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require Clarke to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Clarke and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

Clarke will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)	Clarke (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2)	at least 75% of the consideration received in the Asset Sale by Clarke or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(a)	any liabilities, as shown on Clarke’s most recent consolidated balance sheet, of Clarke or any Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated in right of payment to the notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a novation agreement that releases Clarke or such Restricted Subsidiary from further liability;

(b)	any securities, notes or other obligations received by Clarke or any such Restricted Subsidiary from such transferee that are converted by Clarke or such Restricted Subsidiary into cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received in that conversion, within 180 days following the closing of the Asset Sale; and

(c)	any stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, Clarke (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds to:

(1)	prepay or repay the notes and Indebtedness and other Obligations under a Credit Facility and, if the Indebtedness being repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2)	acquire all or substantially all of the assets of, or any Capital Stock of, a Person engaged in a Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Person engaged in a Permitted Business is or becomes a Restricted Subsidiary of Clarke;

(3)	make a capital expenditure;

(4)	acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business; or

(5)	to repay other Indebtedness of Clarke or the applicable Restricted Subsidiary, other than Indebtedness of Clarke or any Guarantor that is Subordinated Indebtedness,

provided that the requirements of clauses (2) through (5) above shall be satisfied if an agreement committing to make the acquisitions or expenditures referred to therein is entered into by Clarke or a Restricted Subsidiary within 365 days after the receipt of such Net Proceeds and such Net Proceeds are applied thereafter in accordance with such agreement within 545 days after the receipt of such Net Proceeds.

Pending the final application of any Net Proceeds, Clarke may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the Indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute ‘‘Excess Proceeds.’’ When the aggregate amount of Excess Proceeds exceeds $10.0 million, within 30 days thereof, Clarke will make an Asset Sale Offer to all holders of notes and all holders of other Indebtedness that is pari passu in right of payment with the notes containing provisions similar to those set forth in the Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Clarke may use those Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the notes and such other pari passu Indebtedness will be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

Clarke will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Indenture, Clarke will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such compliance.

The Credit Agreement that was entered into on the Issue Date prohibits Clarke from purchasing any notes, and also provides that certain change of control or asset sale events with respect to Clarke constitute defaults under that Credit Agreement. Future agreements may also contain prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale and including repurchases of or other prepayments in respect of the notes. The exercise by the holders of notes of their right to require Clarke to repurchase the notes upon a Change of Control or an Asset Sale could cause a default under these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on Clarke. In the event a Change of

Control or Asset Sale occurs at a time when Clarke is prohibited from purchasing notes, Clarke could seek the consent of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If Clarke does not obtain a consent or repay those borrowings, Clarke will remain prohibited from purchasing notes. In that case, Clarke’s failure to purchase tendered notes would constitute an Event of Default under the Indenture which could, in turn, constitute a default under the other indebtedness. Finally, Clarke’s ability to pay cash to the holders of notes upon a repurchase may be limited by Clarke’s then existing financial resources. See ‘‘Risk Factors—Risks Related to the Exchange Notes—We may not be able to raise the funds necessary to finance the change of control offer required by the indenture.’’

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption on a pro rata basis unless otherwise required by law or applicable stock exchange requirements.

No notes of $2,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the Indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption.

Certain Covenants

The Indenture contains certain covenants including, among others, the following:

Restricted Payments

Clarke will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any other payment or distribution on account of Clarke’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Clarke or any of its Restricted Subsidiaries) or to the direct or indirect holders of Clarke’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than (i) dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Clarke, and (ii) dividends or distributions payable to Clarke or a Restricted Subsidiary of Clarke);

(2)	purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Clarke) any Equity Interests of Clarke or any direct or indirect parent of Clarke;

(3)	make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of Clarke or any Guarantor that is Subordinated Indebtedness (excluding any intercompany Indebtedness between or among Clarke and any of its Restricted Subsidiaries), except a payment of interest or principal within 90 days of the Stated Maturity thereof; or

(4)	make any Restricted Investment

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as ‘‘Restricted Payments’’),

unless, at the time of and after giving effect to such Restricted Payment:

(1)	no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(2)	Clarke would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption ‘‘—Incurrence of Indebtedness and Issuance of Preferred Stock;’’ and

(3)	such Restricted Payment, together with the aggregate amount, without duplication, of all other Restricted Payments made by Clarke and its Restricted Subsidiaries since the Issue Date (excluding Restricted Payments permitted by clauses (2) through (13) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a)	50% of the Consolidated Net Income of Clarke for the period (taken as one accounting period) from the beginning of the first fiscal quarter during which the Issue Date occurs to the end of Clarke’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b)	100% of the aggregate net cash proceeds or Fair Market Value of any assets received by Clarke since the Issue Date as a contribution to its common equity capital (other than Disqualified Stock) which shall not be deemed to include any net cash proceeds received in connection with any contribution designated at the time it is made as a restricted contribution (a ‘‘Restricted Contribution’’), or from the issue or sale of Equity Interests of Clarke (other than Disqualified Stock) or from the issue or sale of Disqualified Stock or debt securities of Clarke that have been converted into or exchanged for such Equity Interests (other than Equity Interests sold to a Subsidiary of Clarke); plus

(c)	to the extent that any Restricted Investment that was made after the Issue Date is sold for cash or otherwise liquidated or repaid for cash, the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any); plus

(d)	to the extent that any Unrestricted Subsidiary of Clarke designated as such after the Issue Date is redesignated as a Restricted Subsidiary after the Issue Date, the Fair Market Value of such Subsidiary as of the date on which such Subsidiary was redesignated as a Restricted Subsidiary after the Issue Date; plus

(e)	50% of any dividends received by Clarke or a Guarantor after the Issue Date from an Unrestricted Subsidiary of Clarke, to the extent that such dividends were not otherwise included in the Consolidated Net Income of Clarke for such period.

The preceding provisions will not prohibit:

(1)	the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have been permitted by the Indenture;

(2)	the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the sale within 30 days of such Restricted Payment (other than to a Subsidiary of Clarke) of, Equity Interests of Clarke (other than Disqualified Stock) or from a substantially concurrent contribution of common equity capital (other than Disqualified Stock) to Clarke; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph;

(3)	the purchase, repurchase, redemption, defeasance, satisfaction and discharge or other acquisition or retirement for value of Indebtedness of Clarke or any Guarantor that is Subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness, within 30 days of such purchase, repurchase, redemption, defeasance, satisfaction and discharge or other acquisition or retirement for value;

(4)	the payment of any dividend (or in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of Clarke to the holders of its Equity Interests on a pro rata basis;

(5)	so long as no Default has occurred and is continuing or would be caused thereby, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Clarke, any Restricted Subsidiary of Clarke or any direct or indirect parent of Clarke held by any current or former officer, director, consultant or employee of Clarke or any of its Restricted Subsidiaries or their estates or beneficiaries of their estates pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $3.0 million in any twelve-month period; provided, however, that amounts available pursuant to this clause (5) to be utilized for Restricted Payments during any twelve-month period may be carried forward and utilized in any subsequent twelve-month period, up to a maximum of $2.0 million in any twelve-month period;

(6)	the purchase or repurchase of Equity Interests deemed to occur upon the exercise of stock options or warrants to the extent such Equity Interests represent a portion of the exercise price of those stock options or warrants;

(7)	so long as no Default has occurred and is continuing or would be caused thereby, the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of Clarke or any Restricted Subsidiary of Clarke issued on or after the Issue Date in accordance with the covenant described below under the caption ‘‘—Incurrence of Indebtedness and Issuance of Preferred Stock;’’

(8)	the purchase by Clarke of fractional shares upon conversion of any securities of Clarke into Equity Interests of Clarke;

(9)	upon the occurrence of a Change of Control or an Asset Sale and after the completion of the offer to repurchase of the notes as described above under ‘‘—Repurchase at the Option of Holders—Change of Control’’ or ‘‘—Repurchase at the Option of Holders— Asset Sales’’ (including the purchase of all notes tendered), any purchase, defeasance, retirement, redemption or other acquisition of Subordinated Indebtedness required under the terms of such Indebtedness as a result of such Change of Control or Asset Sale;

(10)	so long as no Default has occurred and is continuing or would result from such transaction, dividends or distributions, redemptions of Capital Stock and other Restricted Payments in an aggregate amount not to exceed the sum of all Restricted Contributions, provided that, on the date of such dividend, distribution, redemption of Capital Stock or other Restricted Payment Clarke must be able to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption ‘‘—Incurrence of Indebtedness and Issuance of Preferred Stock;’’

(11)	contributions of cash, real property or other property to an Unrestricted Subsidiary consisting of cash, real property or other property received by Clarke in an amount equal to a contribution to Clarke’s common equity capital or a purchase of Clarke’s Equity Interests (other than Disqualified Stock of Clarke) and any related Investment in such Unrestricted Subsidiary by Clarke or a Guarantor; provided that such cash, real property or other property is specifically identified in an officer’s certificate delivered to the trustee; provided, further that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph;

(12)	Permitted Payments to Parent; and

(13)	so long as no Default has occurred and is continuing or would be caused thereby, other Restricted Payments in an aggregate amount not to exceed $12.0 million since the Issue Date.

For purposes of determining compliance with this covenant, in the event that a proposed Restricted Payment (or portion thereof) meets the criteria of more than one of the categories of Restricted Payments described in clauses (1) through (13) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Clarke will be entitled to classify such Restricted Payment (or portion thereof) on the date of its payment in any manner that complies with this covenant and such Restricted Payment will be treated as having been made pursuant to only such clause or clauses or the first paragraph of this covenant.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Clarke or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by an officer of Clarke if the Fair Market Value is less than $5.0 million and, if the Fair Market Value is $5.0 million or more, by the Board of Directors of Clarke, whose resolution with respect thereto will be delivered to the trustee. The Board of Directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the Fair Market Value exceeds $15.0 million.

Incurrence of Indebtedness and Issuance of Preferred Stock

Clarke will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, ‘‘incur’’) any Indebtedness (including Acquired Debt), and Clarke will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that Clarke may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Guarantors may incur Indebtedness (including Acquired Debt) or issue preferred stock, if the Fixed Charge Coverage Ratio for Clarke’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been at least (a) 2.25 to 1 if the date of such incurrence or issuance is on or prior to December 15, 2007, or (b) 2.50 to 1, if the date of such incurrence or issuance is after December 15, 2007, in each case determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, ‘‘Permitted Debt’’):

(1)	the incurrence by Clarke and any Guarantor of Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Clarke and its Restricted Subsidiaries thereunder) not to exceed $480.0 million less the aggregate amount of all mandatory repayments of the principal of any term Indebtedness under Credit Facilities (other than repayments that are concurrently refunded or refinanced) that have been made by Clarke or any of its Restricted Subsidiaries since the Issue Date and less the aggregate amount of all Net Proceeds of Asset Sales applied by Clarke or any of its Restricted Subsidiaries since the Issue Date to permanently repay any term Indebtedness under a Credit Facility pursuant to the covenant described above under the caption ‘‘—Repurchase at the Option of Holders—Asset Sales;’’

(2)	the incurrence by Clarke and its Restricted Subsidiaries of the Existing Indebtedness;

(3)	the incurrence by Clarke and the Guarantors of Indebtedness represented by the notes and the related Note Guarantees to be issued on the Issue Date and the Exchange Notes and the related Note Guarantees to be issued pursuant to the Indenture and the Registration Rights Agreement;

(4)	the incurrence by Clarke or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings, purchase money obligations or similar obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, use, installation or improvement of property, plant or equipment used in the business of Clarke or any of its Restricted Subsidiaries, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed $20.0 million at any time outstanding;

(5)	the incurrence by Clarke or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5), (11) or (12) of this paragraph;

(6)	the incurrence by Clarke or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Clarke and any of its Restricted Subsidiaries; provided, however, that:

(a)	if Clarke or any Guarantor is the obligor on such Indebtedness and the payee is not Clarke or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes, in the case of Clarke, or the Note Guarantee, in the case of a Guarantor; and

(b)	(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Clarke or a Restricted Subsidiary of Clarke and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either Clarke or a Restricted Subsidiary of Clarke, will be deemed, in each case, to constitute an incurrence of such Indebtedness by Clarke or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7)	the issuance by any of Clarke’s Restricted Subsidiaries to Clarke or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a)	any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than Clarke or a Restricted Subsidiary of Clarke; and

(b)	any sale or other transfer of any such preferred stock to a Person that is not either Clarke or a Restricted Subsidiary of Clarke,

will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8)	the incurrence by Clarke or any of its Restricted Subsidiaries of Hedging Obligations other than for speculative purposes;

(9)	the guarantee by Clarke or any of the Guarantors of Indebtedness of Clarke or a Restricted Subsidiary of Clarke that was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu in right of payment with the notes, then the guarantee shall be subordinated or pari passu in right of payment, as applicable, to the same extent as the Indebtedness guaranteed;

(10)	the incurrence by Clarke or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, performance and surety bonds, completion guarantees, standby letters of credit, statutory claims of lessors, licensees, contractors, franchisees or customers, in each case, in the ordinary course of business;

(11)	the incurrence by Clarke or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days after incurrence;

(12)	the incurrence by Clarke or any of its Restricted Subsidiaries of Indebtedness arising from agreements for indemnification or purchase price adjustment obligations of Clarke or a Restricted Subsidiary, in each case, incurred or assumed in connection with the acquisition or disposition of any business, assets or Capital Stock of a Restricted Subsidiary; provided that the maximum liability in respect of all such obligations shall not exceed the gross proceeds actually paid or received by Clarke and any Restricted Subsidiary, including the Fair Market Value of non-cash proceeds;

(13)	the incurrence by Clarke or any of its Restricted Subsidiaries of Indebtedness to the extent the net proceeds thereof are promptly deposited to defease the notes or satisfy and discharge the Indenture as described below under the caption ‘‘Legal Defeasance and Covenant Defeasance’’ and/or ‘‘Satisfaction and Discharge;’’

(14)	the incurrence by Clarke or any of its Restricted Subsidiaries of Indebtedness arising in connection with endorsement of instruments for deposit in the ordinary course of business;

(15)	the incurrence by Clarke of Qualified Affiliate Debt; and

(16)	the incurrence or issuance by Clarke of additional Indebtedness or Disqualified Stock or by any Restricted Subsidiary of additional Indebtedness or preferred stock in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (16), not to exceed $10.0 million.

Clarke will not incur, and will not permit any Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of Clarke or such Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the notes and the applicable Note Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of Clarke solely by virtue of being unsecured or by virtue of being secured on a first or junior Lien basis.

For purposes of determining compliance with this ‘‘Incurrence of Indebtedness and Issuance of Preferred Stock’’ covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (16) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Clarke will be permitted to classify such item of Indebtedness on the date of its incurrence in any manner that complies with this covenant, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant and such item of Indebtedness (or portion thereof, as applicable) will be treated as having been incurred pursuant to only such clause or clauses or the first paragraph of this covenant. Indebtedness under Credit Facilities outstanding on the date on which notes are first issued and authenticated under the Indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt. The accrual of interest, the accretion or amortization of original issue discount, the payment or accretion of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on preferred stock in the form of additional shares of the same class of preferred stock will not be deemed to be an incurrence of Indebtedness or an issuance of preferred stock for purposes of this covenant; provided, in each such case, that the amount of any such accrual, accretion or payment is included in Fixed Charges of Clarke as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that Clarke or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

The amount of any Indebtedness outstanding as of any date will be:

(1)	the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2)	the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3)	in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a)	the Fair Market Value of such assets at the date of determination; and

(b)	the amount of the Indebtedness of the other Person.

Limitation on Sale and Leaseback Transactions

Clarke will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that Clarke or any Guarantor may enter into a sale and leaseback transaction if:

(1)	Clarke or that Guarantor, as applicable, could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction under the Fixed Charge Coverage Ratio test in the first paragraph of the covenant described above under the caption ‘‘—Incurrence of Indebtedness and Issuance of Preferred Stock’’ and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption ‘‘—Liens;’’

(2)	the gross cash proceeds of that sale and leaseback transaction are at least equal to the Fair Market Value of the property that is the subject of that sale and leaseback transaction; and

(3)	the transfer of assets in that sale and leaseback transaction is permitted by the covenant described above under the caption ‘‘—Repurchase at the Option of Holders—Asset Sales.’’

Liens

Clarke will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind on any asset now owned or hereafter acquired, except Permitted Liens.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

Clarke will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions on its Capital Stock to Clarke or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to Clarke or any of its Restricted Subsidiaries;

(2)	make loans or advances to Clarke or any of its Restricted Subsidiaries; or

(3)	sell, lease or transfer any of its properties or assets to Clarke or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)	the Credit Agreement and any other agreement or document relating to a Credit Facility; provided that the terms and conditions of such encumbrances and restrictions are not more restrictive, taken as a whole, than those encumbrances or restrictions imposed in connection with the Credit Agreement as in effect on the Issue Date, as reasonably determined by Clarke or such Restricted Subsidiary;

(2)	agreements as in effect on the Issue Date and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the Issue Date, as reasonably determined by Clarke or such Restricted Subsidiary;

(3)	the Indenture, the notes, the Exchange Notes, any Additional Notes and the Note Guarantees;

(4)	applicable law, rule, regulation or order;

(5)	any instrument governing Indebtedness or Capital Stock of a Person acquired by Clarke or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred or Capital Stock was issued in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

(6)	customary non-assignment provisions in contracts, leases and licenses entered into in the ordinary course of business;

(7)	security documents related to mortgage financing, purchase money or similar obligations and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(8)	any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions or other activities by that Restricted Subsidiary pending the sale or other disposition;

(9)	Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced, as reasonably determined by Clarke or such Restricted Subsidiary;

(10)	security or other documents evidencing Liens permitted to be incurred under the provisions of the covenant described above under the caption ‘‘—Liens,’’ including Permitted Liens;

(11)	provisions limiting or prohibiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements, merger agreements and other similar agreements in effect on the Issue Date or entered into (i) in the ordinary course of business, or (ii) with the approval of Clarke’s Board of Directors or Chief Financial Officer, which limitation or prohibition is applicable only to the assets that are the subject of such agreements;

(12)	restrictions on cash or other deposits or net worth imposed by customers under contracts;

(13)	any instrument governing any Indebtedness or Capital Stock of any Person that is an Unrestricted Subsidiary as in effect on the date that such Person becomes a Restricted Subsidiary, which encumbrance or restriction is not applicable to any Person or the property or assets of any Person, other than the Person and its Restricted Subsidiaries or the property or asset of the person and its Restricted Subsidiaries; and

(14)	encumbrances or restrictions imposed by any agreement, amendment, modification, restatement, renewal, supplement, refunding, replacement or refinancing that amends, modifies, restates, supplements, refunds, extends, renews, refinances or replaces the agreements containing the encumbrances or restrictions in the foregoing clauses (1) through (13); provided that the terms and conditions of any such agreement, amendment, modification, restatement, renewal, supplement, refunding, replacement or refinancing are no more restrictive in any material respect, taken as a whole, than the encumbrances or restrictions imposed pursuant to the agreement being extended, renewed, refinanced or replaced, as reasonably determined by Clarke or such Restricted Subsidiary.

Merger, Consolidation or Sale of Assets

Clarke will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not Clarke is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Clarke and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1)	either: (a) Clarke is the surviving entity (provided that if such entity is not a corporation, a corporate co-obligor will become a co-issuer of the notes and assume all the obligations of Clarke under the notes, the Indenture and the Registration Rights Agreement pursuant to agreements reasonably satisfactory to the trustee); or (b) the Person formed by or surviving any such consolidation or merger (if other than Clarke) or to which such sale, assignment, transfer, conveyance or other disposition has been made will be an entity organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2)	the Person formed by or surviving any such consolidation or merger (if other than Clarke) or the corporation to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of Clarke under the notes, the Indenture and the Registration Rights Agreement pursuant to agreements reasonably satisfactory to the trustee;

(3)	immediately after such transaction, no Default or Event of Default exists; and

(4)	either (i) Clarke or the Person formed by or surviving any such consolidation or merger (if other than Clarke), or to which such sale, assignment, transfer, conveyance or other disposition has been made would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption ‘‘—Incurrence of Indebtedness and Issuance of Preferred Stock ‘‘ or (ii) Clarke’s Fixed Charge Coverage Ratio for the most recent four full fiscal quarters for which financial statements are available after giving pro forma effect to such transaction and any related financing transactions as of the beginning of such four-quarter period would be not less than Clarke’s Fixed Charge Coverage Ratio for such four-quarter period immediately prior to such transaction.

In addition, Clarke will not, directly or indirectly, lease all or substantially all of the properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

This ‘‘Merger, Consolidation or Sale of Assets’’ covenant will not apply to:

(1)	a merger of Clarke with an Affiliate solely for the purpose of reincorporating Clarke in another jurisdiction or for the purpose of collapsing a holding company structure; or

(2)	any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among Clarke and its Restricted Subsidiaries.

(3)	the merger transactions among Clarke and its Restricted Subsidiaries described in the Offering Memorandum under the caption ‘‘The Transactions.’’

Transactions with Affiliates

Clarke will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of Clarke (each, an ‘‘Affiliate Transaction’’), unless:

(1)	the Affiliate Transaction is on terms that are no less favorable to Clarke or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Clarke or such Restricted Subsidiary with a Person who is not an Affiliate of Clarke or such Restricted Subsidiary; and

(2)	Clarke delivers to the trustee:

(a)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $7.5 million, a resolution of the Board of Directors of Clarke set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the Board of Directors of Clarke; and

(b)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $15.0 million, an opinion as to the fairness to Clarke or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing; provided, however, that no such opinion will be required in the case of dollar-for-dollar reimbursements for expenses of Clarke or any of its Restricted Subsidiaries paid by any Affiliate of Clarke or agreements relating thereto.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)	any employment agreement, employee benefit plan, consultant agreement, officer or director indemnification agreement, confidentiality, non-competition, non-solicitation or any similar arrangement or agreement entered into by Clarke or any of its Restricted Subsidiaries in the ordinary course of business or approved by the Board of Directors and payments pursuant thereto;

(2)	transactions between or among Clarke and/or its Restricted Subsidiaries;

(3)	transactions with a Person (other than an Unrestricted Subsidiary of Clarke) that is an Affiliate of Clarke solely because Clarke owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4)	payment of reasonable directors’ compensation;

(5)	any issuance of Equity Interests (other than Disqualified Stock) of Clarke to Affiliates of Clarke;

(6)	Permitted Investments or Restricted Payments that do not violate the provisions of the Indenture described above under the caption ‘‘—Restricted Payments;’’

(7)	transactions pursuant to any contract or agreement with Clarke or any of its Restricted Subsidiaries as in effect on the Issue Date and any amendment, modification, or replacement to such contract or agreement; provided that any such amendment, modification or replacement is on terms that are no less favorable to the holders of the notes in any material respect than the original contract or agreement as in effect on the Issue Date;

(8)	any pro rata distribution (including a rights offering) to all holders of a class of Equity Interests or Indebtedness of Clarke or any of its Restricted Subsidiaries, including Persons who are Affiliates of Clarke or any of its Restricted Subsidiaries;

(9)	any transaction which is a Permitted Transaction;

(10)	any transaction pursuant to which M & F Worldwide or any of its Affiliates provides Clarke and/or its Restricted Subsidiaries, at their request and at the cost to M & F Worldwide, with services, including services to be purchased from third-party providers, such as legal and accounting, tax, consulting, financial advisory, corporate governance, insurance coverage and other services;

(11)	the issuance of Qualified Affiliate Debt and any transaction in connection therewith;

(12)	loans or advances to employees in the ordinary course of business not to exceed $1.0 million in the aggregate at any one time outstanding;

(13)	transactions on customary terms pursuant to any registration rights agreement with the stockholders of Clarke or any direct or indirect parent of Clarke;

(14)	transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture that are fair to Clarke and its Restricted Subsidiaries in the reasonable determination of the Board of Directors of Clarke and are on terms at least as favorable to Clarke and its Restricted Subsidiaries as might have been obtained at such time from an unaffiliated party;

(15)	any merger or consolidation of Clarke with an Affiliate of Clarke solely for the purposes of:

(a)	reorganizing to facilitate an initial public offering of the Equity Interests of Clarke;

(b)	forming or collapsing a holding company structure; or

(c)	reincorporating Clarke in a new jurisdiction;

(16)	Permitted Payments to Parent;

(17)	the merger transactions among Clarke and its Restricted Subsidiaries described in the Offering Memorandum under the caption entitled ‘‘The Transactions;’’ and

(18)	the agreements described in the Offering Memorandum in the section entitled ‘‘Certain Relationships and Related Transactions’’ as in effect on the Issue Date, and any amendments, supplements or modifications of such agreements; provided that such amendments, supplements or modifications, are not, taken as a whole, materially less favorable to the holders of the notes.

Maintenance of Excess Cash Flow Covenant

For so long as the Debt to Cash Flow Ratio for Clarke’s most recently ended four full fiscal quarter period for which internal financial statements are available equals or exceeds 3.0 to 1.0, the Credit Agreement (to the extent the Indebtedness thereunder is Indebtedness secured by a Permitted Lien under clause (1) of the definition thereof) or, if the Credit Agreement is not then outstanding, any other Credit Facility then outstanding (to the extent the Indebtedness thereunder is Indebtedness secured by a Permitted Lien under clause (1) of the definition thereof) will include the covenant set forth in Section 2.11(d) of the Credit Agreement as in effect on the Issue Date (or a covenant that is substantially equivalent); provided, that for so long as the Debt to Cash Flow Ratio for Clarke’s most recently ended four full fiscal quarter period for which internal financial statements are available is less than 3.0 to 1.0, this covenant will be suspended.

Business Activities

Clarke will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to Clarke and its Restricted Subsidiaries taken as a whole.

Additional Note Guarantees

If Clarke or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary after the Issue Date that guarantees the Credit Agreement (other than an Immaterial Subsidiary), or if any Restricted Subsidiary of Clarke that is not a Guarantor guarantees the Credit Agreement after the Issue Date, then that Domestic Subsidiary will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel satisfactory to the trustee within 10 Business Days of the date on which it was acquired or created; provided that any Domestic Subsidiary that constitutes an Immaterial Subsidiary need not become a Guarantor until such time as it ceases to be an Immaterial Subsidiary.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of Clarke may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by Clarke and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption ‘‘—Restricted Payments’’ or under one or more clauses of the definition of Permitted Investments, as determined by Clarke. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of Clarke may at any time redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Any designation of a Subsidiary of Clarke as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption ‘‘—Restricted Payments.’’ If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Clarke as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption ‘‘—Incurrence of Indebtedness and Issuance of Preferred Stock,’’ Clarke will be in default of such covenant. The Board of Directors of Clarke may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of Clarke; provided that such designation will be deemed to be an incurrence of Indebtedness as of such date by a Restricted Subsidiary of Clarke of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption ‘‘—Incurrence of Indebtedness and Issuance of Preferred Stock,’’ calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

Payments for Consent

Clarke will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes or all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, Clarke will furnish to the holders of notes or cause the trustee to furnish to the holders of notes, within the time periods specified in the SEC’s rules and regulations:

(1)	all quarterly and annual reports that would be required to be filed or furnished with the SEC on Forms 10-Q and 10-K if Clarke were required to file or furnish such reports; and

(2)	all current reports that would be required to be filed with the SEC on Form 8-K if Clarke were required to file such reports.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on Clarke’s consolidated financial statements by Clarke’s certified independent accountants. In addition, following the consummation of the exchange offer contemplated by the Registration Rights Agreement, Clarke will file or furnish, as applicable, a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and will post the reports on its website within those time periods.

If, at any time after consummation of the exchange offer contemplated by the Registration Rights Agreement, Clarke is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, Clarke will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. Clarke will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept Clarke’s filings for any reason, Clarke will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if Clarke were required to file those reports with the SEC.

In addition, Clarke agrees that, for so long as any notes remain outstanding, if at any time it is not required to file with the SEC the reports required by the preceding paragraphs, it will furnish to the holders of notes and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

If at any time the notes are guaranteed by a direct or indirect parent of Clarke, and such company has complied with the reporting requirements of Section 13 or 15(d) of the Exchange Act, if applicable, and has furnished the holders of notes, or filed with the SEC, the reports described herein with respect to such company, as applicable (including any financial information required by Regulation S-X under the Securities Act), Clarke shall be deemed to be in compliance with the provisions of this covenant. Any information filed with, or furnished to, the SEC shall be deemed to have been made available to the trustee and the registered holders of the notes. The subsequent filing or making available of any report required by this covenant shall be deemed automatically to cure any Default or Event of Default resulting from the failure to file or make available such report within the required time frame.

Events of Default and Remedies

Each of the following is an ‘‘Event of Default’’:

(1)	default for 30 days in the payment, when due and payable, of interest on, or Liquidated Damages, if any, with respect to, the notes;

(2)	default in the payment, when due and payable (at maturity, upon redemption or otherwise), of the principal of, or premium, if any, on, the notes;

(3)	failure by Clarke or any of its Restricted Subsidiaries to comply with the provisions described under the captions ‘‘—Repurchase at the Option of Holders—Change of Control,’’ or ‘‘—Repurchase at the Option of Holders—Asset Sales;’’

(4)	failure by Clarke or any of its Restricted Subsidiaries for 60 days after notice to Clarke by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding to comply with any of the other agreements in the Indenture;

(5)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Clarke or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Clarke or any of its Restricted Subsidiaries), whether such Indebtedness or guarantee now exists, or is created after the Issue Date, if that default:

(a)	is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a ‘‘Payment Default’’); or

(b)	results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $25.0 million or more;

(6)	failure by Clarke or any of its Restricted Subsidiaries to pay final, non-appealable judgments entered by a court or courts of competent jurisdiction aggregating in excess of $25.0 million (net of amounts covered by a valid policy of insurance between the defendant and the insurer), which judgments are not paid, discharged or stayed for a period of 60 days;

(7)	except as permitted by the Indenture, any Note Guarantee is held in any judicial proceeding before a court of competent jurisdiction to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee; and

(8)	certain events of bankruptcy or insolvency described in the Indenture with respect to Clarke or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Clarke, any Restricted Subsidiary of Clarke that is a Significant Subsidiary or any group of Restricted Subsidiaries of Clarke that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium or Liquidated Damages, if any.

Subject to the provisions of the Indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any holders of notes unless such holders have offered to the trustee indemnity or security satisfactory to the trustee against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest or Liquidated Damages, if any, when due, no holder of a note may pursue any remedy with respect to the Indenture or the notes unless:

(1)	such holder has previously given the trustee notice that an Event of Default is continuing;

(2)	holders of at least 25% in aggregate principal amount of the then outstanding notes have requested the trustee to pursue the remedy;

(3)	such holders have offered the trustee security or indemnity reasonably satisfactory to the trustee against any loss, liability or expense;

(4)	the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5)	holders of a majority in aggregate principal amount of the then outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.

The holders of a majority in aggregate principal amount of the then outstanding notes by notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or premium or Liquidated Damages, if any, on, or the principal of, the notes.

Clarke is required to deliver to the trustee annually a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default, within 10 business days Clarke is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees, Stockholders or Controlling Persons

No director, officer, employee, incorporator, stockholder or controlling person of Clarke or any Guarantor, as such, will have any liability for any obligations of Clarke or the Guarantors under the notes, the Indenture, the Note Guarantees, the Registration Rights Agreement or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

Clarke may at any time, at its option, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (‘‘Legal Defeasance’’) except for:

(1)	the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on, such notes when such payments are due from the Funds in Trust referred to below;

(2)	Clarke’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the trustee, and Clarke’s and the Guarantors’ obligations in connection therewith; and

(4)	the Legal Defeasance and Covenant Defeasance provisions of the Indenture.

In addition, Clarke may, at its option and at any time, elect to have the obligations of Clarke and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the Indenture (‘‘Covenant Defeasance’’) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under ‘‘Events of Default and Remedies’’ will no longer constitute an Event of Default with respect to the notes. In addition the Note Guarantees will be terminated and released and the Guarantors discharged with respect to their Note Guarantees upon a Covenant Defeasance.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	Clarke must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities (‘‘Funds in Trust’’), in amounts as will be sufficient to pay the principal of, or interest and premium and Liquidated Damages, if any, on, the outstanding notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and Clarke must specify whether the notes are being defeased to such stated date for payment or to a particular redemption date;

(2)	in the case of Legal Defeasance, Clarke must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) Clarke has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, Clarke must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to the Funds in Trust);

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which Clarke or any of its Restricted Subsidiaries is a party or by which Clarke or any of its Restricted Subsidiaries is bound;

(6)	Clarke must deliver to the trustee an officers’ certificate stating that the deposit was not made by Clarke with the intent of preferring the holders of notes over the other creditors of Clarke with the intent of defeating, hindering, delaying or defrauding any creditors of Clarke or others; and

(7)	Clarke must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance, as applicable, have been satisfied.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture, the notes or the Note Guarantees may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the Indenture or the notes or the Note Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder of notes affected, an amendment, supplement or waiver may not (with respect to any notes held by a non-consenting holder):

(1)	reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption ‘‘—Repurchase at the Option of Holders’’);

(3)	reduce the rate of or change the time for payment of interest, including default interest, on any note;

(4)	waive a Default or Event of Default in the payment of principal of, or interest or premium, or Liquidated Damages, if any, on, the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

(5)	make any note payable in money other than that stated in the notes;

(6)	make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of notes to receive payment of principal of, or interest or premium or Liquidated Damages, if any, on, the notes;

(7)	waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption ‘‘—Repurchase at the Option of Holders’’);

(8)	release any Guarantor from any of its obligations under its Note Guarantee or the Indenture, except in accordance with the terms of the Indenture; or

(9)	make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of notes, Clarke, the Guarantors and the trustee may amend or supplement the Indenture, the notes or the Note Guarantees:

(1)	to cure any ambiguity, defect or inconsistency;

(2)	to provide for uncertificated notes in addition to or in place of certificated notes;

(3)	to provide for the assumption of Clarke’s or a Guarantor’s obligations to holders of notes and Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of Clarke’s or such Guarantor’s assets, as applicable;

(4)	to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the Indenture of any such holder;

(5)	to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(6)	to conform the text of the Indenture, the Note Guarantees or the notes to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended to be a verbatim recitation of a provision of the Indenture, the Note Guarantees or the notes;

(7)	to provide for the issuance of Additional Notes or Exchange Notes in accordance with the limitations set forth in the Indenture as of the Issue Date;

(8)	to allow any Guarantor or other obligor to execute a supplemental indenture and/or a Note Guarantee with respect to the notes;

(9)	to release a Guarantor as provided in the Indenture;

(10)	to evidence and provide the acceptance of the appointment of a successor trustee under the Indenture; or

(11)	to comply with the rules of any applicable securities depositary.

The consent of the holders of notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment to the Indenture becomes effective, Clarke will be required to mail to the holders of notes a notice briefly describing such amendment.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1)	either:

(a)	all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to Clarke, have been delivered to the trustee for cancellation; or

(b)	all notes that have not been delivered to the trustee for cancellation (i) have become due and payable by reason of the mailing of a notice of redemption or otherwise or (ii) will become due and payable within one year and Clarke or any Guarantor have irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

(2)	no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument (other than the Indenture) to which Clarke or any Guarantor is a party or by which Clarke or any Guarantor is bound;

(3)	Clarke or any Guarantor has paid or caused to be paid all sums payable by Clarke and the Guarantors under the Indenture; and

(4)	Clarke has delivered irrevocable instructions to the trustee under the Indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

In addition, Clarke must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of Clarke or any Guarantor, the Indenture will limit the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the Indenture has been qualified under the Trust Indenture Act) or resign.

The holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The Indenture will provide that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of such person’s own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity reasonably satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the Indenture and Registration Rights Agreement without charge by writing to Clarke American Corp., 10931 Laureate Drive, San Antonio, Texas 78249, Attention: Chief Financial Officer.

Book-Entry, Delivery and Form

Except as described below, we will initially issue the exchange notes in the form of one or more registered exchange notes in global form without coupons. We will deposit each global note on the date of the closing of this exchange offer with, or on behalf of, DTC in New York, New York, and register the exchange notes in the name of DTC or its nominee, or will leave these notes in the custody of the trustee.

Depository Trust Company Procedures

For your convenience, the following description of the operations and procedures of DTC, the Euroclear System and Clearstream Banking, S.A. are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. Clarke and its Restricted Subsidiaries are not responsible for these operations and procedures and urge investors to contact the system or its participants directly to discuss these matters.

DTC has advised Clarke that DTC is a limited-purpose trust company created to hold securities for its participating organizations and to facilitate the clearance and settlement of transactions in those securities between its participants through electronic book entry changes in the accounts of these participants. These direct participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also indirectly available to other entities that clear through or maintain a direct or indirect, custodial relationship with a direct participant. DTC may hold securities beneficially owned by other persons only through its participants and the ownership interests and transfers of ownership interests of these other persons will be recorded only on the records of the participants and not on the records of DTC.

DTC has also advised Clarke that, in accordance with its procedures,

(1)	upon deposit of the global notes, it will credit the accounts of the direct participants with an interest in the global notes, and

(2)	it will maintain records of the ownership interests of these direct participants in the global notes and the transfer of ownership interests by and between direct participants.

DTC will not maintain records of the ownership interests of, or the transfer of ownership interests by and between, indirect participants or other owners of beneficial interests in the global notes. Both direct and indirect participants must maintain their own records of ownership interests of, and the transfer of ownership interests by and between, indirect participants and other owners of beneficial interests in the global notes.

Investors in the global notes may hold their interests in the notes directly through DTC if they are direct participants in DTC or indirectly through organizations that are direct participants in DTC. Investors in the global notes may also hold their interests in the notes through Euroclear and Clearstream if they are direct participants in those systems or indirectly through organizations that are participants in those systems. Euroclear and Clearstream will hold omnibus positions in the global notes on behalf of the Euroclear participants and the Clearstream participants, respectively, through customers’ securities accounts in Euroclear’s and Clearstream’s names on the books of their respective depositories, which are Morgan Guaranty Trust Company of New York, Brussels office, as operator of Euroclear, and Citibank, N.A. and The Chase Manhattan Bank, N.A., as operators of Clearstream. These depositories, in turn, will hold these positions in their names on the books of DTC. All interests in a global note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of those systems.

The laws of some states require that some persons take physical delivery in definitive certificated form of the securities that they own. This may limit or curtail the ability to transfer beneficial interests in a global note to these persons. Because DTC can act only on behalf of direct participants, which in turn act on behalf of indirect participants and others, the ability of a person having a beneficial interest in a global note to pledge its interest to persons or entities that are not direct participants in DTC or to otherwise take actions in respect of its interest, may be affected by the lack of physical certificates evidencing the interests.

Except as described below, owners of interests in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or holders of these notes under the indenture for any purpose.

Payments with respect to the principal of and interest on any notes represented by a global note registered in the name of DTC or its nominee on the applicable record date will be payable by the trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the global note representing these notes under the indenture. Under the terms of the indenture, Clarke and its Restricted Subsidiaries and the trustee will treat the person in whose names the notes are registered, including notes represented by global notes, as the owners of the notes for the purpose of receiving payments and for any and all other purposes whatsoever. Payments in respect of the principal and interest on global notes registered in the name of DTC or its nominee will be payable by the trustee to DTC or its nominee as the registered holder under the indenture. Consequently, none of Clarke, any Restricted Subsidiary, the trustee or any agents of Clarke, any Restricted Subsidiary, or the trustee has or will have any responsibility or liability for:

(1)	any aspect of DTC’s records or any direct or indirect participant’s records relating to, or payments made on account of, beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any of DTC’s records or any direct or indirect participant’s records relating to the beneficial ownership interests in any global note; or

(2)	any other matter relating to the actions and practices of DTC or any of its direct or indirect participants.

DTC has advised Clarke that its current practice, upon receipt of any payment in respect of securities such as the notes, including principal and interest, is to credit the accounts of the relevant participants with the payment on the payment date, in amounts proportionate to their respective holdings in the principal amount of beneficial interest in the security as shown on its records, unless it has reasons to believe that it will not receive payment on the payment date. Payments by the direct and indirect participants to the beneficial owners of interests in the global note will be governed by standing instructions and customary practice and will be the responsibility of the direct or indirect participants and will not be the responsibility of DTC, the trustee, Clarke or any of its Restricted Subsidiaries.

None of Clarke, any of its Restricted Subsidiaries or the trustee will be liable for any delay by DTC or any direct or indirect participant in identifying the beneficial owners of the notes and Clarke, its Restricted Subsidiaries and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the notes.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised Clarke that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account DTC has credited the interests in the global notes and only in respect of the portion of the aggregate principal amount of the notes as to which the participant or participants has or have given that direction. However, if there is an event of default with respect to the notes, DTC reserves the right to exchange the global notes for legended notes in certificated form and to distribute them to its participants.

Although DTC, Euroclear and Clearstream have agreed to these procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform these procedures and may discontinue them at any time. None of Clarke, any of its Restricted Subsidiaries, the trustee or any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their direct or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A global note is exchangeable for definitive notes in registered certificated form if:

(1)	DTC (a) notifies Clarke that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, Clarke fails to appoint a successor depositary;

(2)	Clarke, at its option, notify the trustee in writing that they elect to cause the issuance of the Certificated Notes; provided that in no event shall the Regulation S Temporary Global Note be exchanged for Certificated Notes prior to (a) the expiration of the Restricted Period and (b) the receipt of any certificates required under the provisions of Regulation S; or

(3)	there has occurred and is continuing a Default or Event of Default with respect to the notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes.

Same Day Settlement

Clarke expects that the interests in the global notes will be eligible to trade in DTC’s Same-Day Funds Settlement System. As a result, secondary market trading activity in these interests will settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. Clarke expects that secondary trading in any certificated notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised Clarke that cash received in Euroclear or Clearstream as a result of sales of interests in a global note by or through a Euroclear or Clearstream participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Payment

The indenture requires that payments in respect of the notes represented by global notes, including principal and interest, be made by wire transfer of immediately available funds to the accounts specified by the holder of the global notes. With respect to notes in certificated form, Clarke will make all payments of principal and interest on the notes at Clarke’s office or agency maintained for that purpose within the city and state of New York. This office will initially be the office of the Paying Agent maintained for that purpose. At Clarke’s option however, it may make these installments of interest by

(1)	check mailed to the holders of notes at their respective addresses provided in the register of holder of notes or

(2)	wire transfer to an account maintained by the payee.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

‘‘Acquired Debt’’ means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

‘‘Acquisition’’ means the acquisition of Novar USA Inc. by M & F Worldwide pursuant to a Stock Purchase Agreement dated as of October 31, 2005.

‘‘Acquisition Debt’’ means Indebtedness of Clarke or any of its Restricted Subsidiaries incurred to fund, in whole or in part, the acquisition by Clarke and /or such Restricted Subsidiaries of assets used or useful in, or of the Capital Stock of, or a Person engaged in, a Permitted Business, including payment of all fees, costs and expenses related thereto.

‘‘Affiliate’’ of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, ‘‘control,’’ as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms ‘‘controlling,’’ ‘‘controlled by’’ and ‘‘under common control with’’ have correlative meanings.

‘‘Applicable Premium’’ means, with respect to any note on any Make-Whole Redemption Date, the greater of:

(1)	1.0% of the principal amount of the note; or

(2)	the excess of:

(a)	the present value at such redemption date of (i) the redemption price of the note at December 15, 2009 (such redemption price being set forth in the table appearing above under the caption ‘‘—Optional Redemption’’) plus (ii) all required interest payments due on the note through December 15, 2009 (excluding accrued but unpaid interest to the Make-Whole Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Make-Whole Redemption Date plus 50 basis points; over

(b)	the principal amount of the note, if greater.

‘‘Asset Sale’’ means:

(1)	the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of Clarke and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption ‘‘—Repurchase at the Option of Holders—Change of Control’’ and/or the provisions described above under the caption ‘‘—Certain Covenants— Merger, Consolidation or Sale of Assets’’ and not by the provisions of the covenant described under the caption ‘‘—Repurchase at the Option of Holders—Asset Sales;’’ and

(2)	the issuance of Equity Interests in any of Clarke’s Restricted Subsidiaries or the sale of Equity Interests in any of its Restricted Subsidiaries.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1)	any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $5.0 million;

(2)	a transfer of assets between or among Clarke and its Restricted Subsidiaries;

(3)	an issuance of Equity Interests by a Restricted Subsidiary of Clarke to Clarke or to a Restricted Subsidiary of Clarke;

(4)	the sale, lease, transfer or disposition of products, services or accounts receivable in the ordinary course of business and any sale, lease, transfer or disposition of damaged, worn-out or obsolete assets or assets no longer used or useful in Clarke’s or any of its Restricted Subsidiaries’ business;

(5)	the sale or other disposition of cash or Cash Equivalents;

(6)	a Restricted Payment that does not violate the covenant described above under the caption ‘‘—Certain Covenants—Restricted Payments’’ or a Permitted Investment;

(7)	the sale or grant of licenses or sub-licenses of intellectual property entered into in the ordinary course of business;

(8)	creation or realization of Liens securing Hedging Obligations which are permitted to be incurred by the Indenture;

(9)	creation or realization of Liens which are permitted to be incurred by the Indenture;

(10)	any transfer of property or assets that is a conversion of or foreclosure on any mortgage or note; provided that Clarke or a Restricted Subsidiary of Clarke receives the real property underlying such mortgage or note; and

(11)	any transfer of property or assets that is a surrender or waiver of a contract right or a settlement, surrender or release of a contract or tort claim.

‘‘Asset Sale Offer’’ has the meaning assigned to that term in the Indenture governing the notes.

‘‘Attributable Debt’’ in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP; provided, however, that if such sale and leaseback transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of ‘‘Capital Lease Obligation.’’

‘‘Beneficial Owner’’ has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular ‘‘person’’ (as that term is used in Section 13(d)(3) of the Exchange Act), such ‘‘person’’ will be deemed to have beneficial ownership of all securities that such ‘‘person’’ has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms ‘‘Beneficially Owns’’ and ‘‘Beneficially Owned’’ have a corresponding meaning.

‘‘Board of Directors’’ means:

(1)	with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2)	with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3)	with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof or, if managed by managers, the board of managers or any controlling committee thereof duly authorized to act on behalf of such board; and

(4)	with respect to any other Person, the board or committee of such Person serving a similar function.

‘‘Capital Lease Obligation’’ means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

‘‘Capital Stock’’ means:

(1)	in the case of a corporation, common stock, preferred stock or other corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

‘‘Cash Equivalents’’ means:

(1)	United States dollars;

(2)	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than one year from the date of acquisition;

(3)	deposits, certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of ‘‘B’’ or better;

(4)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)	commercial paper having one of the two highest ratings obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and, in each case, maturing within one year after the date of acquisition; and

(6)	money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

‘‘Change of Control’’ means the occurrence of any of the following:

(1)	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Clarke and its Subsidiaries taken as a whole to any ‘‘person’’ (as that term is used in Section 13(d) of the Exchange Act) other than the Principals or their Related Parties; provided, however, that such event shall not be deemed to be a Change of Control for so long as the Principals or their Related Parties retain the right or ability, by voting power, contract or otherwise, to elect a majority of the Board of Directors of such person;

(2)	the adoption of a plan relating to the liquidation or dissolution of Clarke;

(3)	the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any ‘‘person’’ (as defined above), other than the Principals or their Related Parties, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Clarke, measured by voting power rather than by number of shares; provided, however, that such event shall not be deemed to be a Change of Control for so long as the Principals or their Related Parties retain the right or ability, by voting power, contract or otherwise, to elect a majority of the Board of Directors of Clarke;

(4)	prior to the initial public offering of the Equity Interests of Clarke, the first day on which M & F Worldwide ceases to own, directly or indirectly, at least 50% of the Voting Stock of Clarke, measured by voting power rather than by number of shares; provided, however, that such event shall not be deemed to be a Change of Control for so long as the Principals or their Related Parties retain the right or ability, by voting power, contract or otherwise, to elect a majority of the Board of Directors of Clarke; or

(5)	the first day on which a majority of the members of the Board of Directors of Clarke are not Continuing Directors.

Notwithstanding the foregoing, (A) any holding company whose only significant asset is Equity Interests of Clarke or any of its direct or indirect parent companies shall not itself be considered a ‘‘person’’ for purposes of clauses (3) or (5) above; (B) the term ‘‘Change of Control’’ shall not include a merger or consolidation of Clarke with or the sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of Clarke’s assets to, an Affiliate incorporated or organized solely for the purpose of reincorporating or reorganizing Clarke in another jurisdiction and/or for the sole purpose of forming or collapsing a holding company structure and (C) a ‘‘person’’ shall not be deemed to have beneficial ownership of securities subject to a stock purchase agreement, merger agreement or similar agreement (or voting or option agreement related thereto) until the consummation of the transactions contemplated by such agreement.

‘‘Change of Control Offer’’ has the meaning assigned to that term in the Indenture governing the notes.

‘‘Consolidated Cash Flow’’ means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1)	an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2)	provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3)	the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(4)	depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash charges (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash charge that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash charges were deducted in computing such Consolidated Net Income; plus

(5)	expenses and charges related to any Equity Offering or incurrence of Indebtedness permitted to be incurred pursuant to the Indenture; plus

(6)	solely for periods ending prior to the Issue Date, the net impact of the Historical Adjustments; plus

(7)	write-off of debt discount and debt issuance costs and commissions (to the extent not already included in interest expense), discounts and other fees and charges associated with indebtedness; minus

(8)	non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP.

‘‘Consolidated Net Income’’ means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1)	the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(2)	for purposes of clause 3(a) of the covenant described above under the caption ‘‘—Certain Covenants—Restricted Payments’’ only, the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(3)	the cumulative effect of a change in accounting principles will be excluded;

(4)	notwithstanding clause (1) above, the Net Income of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries;

(5)	any non-cash cost related to the termination of any employee pension benefit plan, together with any related provision for taxes on any such termination (or the tax effect of any such termination) will be excluded;

(6)	any net gain or loss arising from the acquisition of any securities or extinguishment, in accordance with GAAP, of any Indebtedness of a Person or its Restricted Subsidiaries will be excluded;

(7)	any non-cash compensation charges or other non-cash expenses or charges arising from the grant, issuance or repricing of Capital Stock or other equity-based awards will be excluded;

(8)	any unrealized gains and losses associated with Hedging Obligations will be excluded;

(9)	any deferred financing costs amortized or written off, and premiums and prepayment penalties paid in connection with the Acquisition; provided that such costs and penalties are disclosed in the Offering Memorandum, will be excluded;

(10)	any non-cash fair value adjustment of inventory attributable to the application of the purchase method of accounting in accordance with GAAP to the Acquisition shall be excluded;

(11)	any expenses or charges (other than those relating to any deferred financing costs, or premiums and prepayment penalties paid in connection therewith) paid or incurred in connection with the Acquisition will be excluded; and

(12)	any charges resulting from the application of Statement of Financial Accounting Standards No. 142 ‘‘Goodwill and Other Intangible Assets,’’ No. 144 ‘‘Accounting for the Impairment or Disposal of Long-Lived Assets’’ or No. 150 ‘‘Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity’’ will be excluded.

‘‘Continuing Directors’’ means, as of any date of determination, any member of the Board of Directors of Clarke who:

(1)	was a member of such Board of Directors on the Issue Date; or

(2)	was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

‘‘Credit Agreement’’ means that certain Credit Agreement, dated the Issue Date, by and among Clarke American Corp., the Guarantors party thereto, Bear Stearns Corporate Lending Inc., as administrative agent, and the lenders party thereto, providing for up to $480.0 million of revolving credit and term loan borrowings, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, in each case as such Credit Agreement, in whole or in part, in one or more instances, may be amended, renewed, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified from time to time (including, without limitation, any successive renewals, extensions, substitutions, refinancings, restructurings, replacements, supplementations or other modifications of the foregoing and including, without limitation, any amendment increasing the amount of Indebtedness incurred or available to be borrowed thereunder, extending the maturity of any Indebtedness incurred thereunder or contemplated thereby or deleting, adding or substituting one or more parties thereto (whether or not such added or substituted parties are banks or other institutional lenders)), including into one or more debt facilities, commercial paper facilities or other debt instruments, indentures or agreements (including by means of sales of debt securities (including Additional Notes) to institutional investors), providing for revolving credit loans, term loans, letters of credit or other debt obligations, whether any such extension, replacement or refinancing (1) occurs simultaneously or not with the termination or repayment of a prior Credit Agreement or (2) occurs on one or more separate occasions.

‘‘Credit Facilities’’ means, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case, with banks or other institutional or other lenders providing for revolving credit loans, term loans, debt securities, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as such Credit Facility, in whole or in part, in one or more instances, may be amended, renewed, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified from time to time (including, without limitation, any successive renewals, extensions, substitutions, refinancings, restructurings, replacements, supplementations or other modifications of the foregoing and including, without limitation, any amendment increasing the amount of Indebtedness incurred or available to be borrowed thereunder, extending the maturity of any Indebtedness incurred thereunder or contemplated thereby or deleting, adding or substituting one or more parties thereto (whether or not such added or substituted parties are banks or other institutional lenders)), including into one or more debt facilities, commercial paper facilities or other debt instruments, indentures or agreements (including by means of sales of debt securities (including Additional Notes) to institutional investors), providing for revolving credit loans, term loans, letters of credit or other debt obligations, whether any such extension, replacement or refinancing (1) occurs simultaneously or not with the termination or repayment of a prior Credit Facility or (2) occurs on one or more separate occasions.

‘‘Debt to Cash Flow Ratio’’ means, with respect to any specified Person as of any date of determination, the ratio of (a) consolidated Indebtedness of such Person as of such date to (b) the Consolidated Cash Flow of such person for the four most recent full fiscal quarters for which financial statements are available prior to such date of determination, on a pro forma basis after giving effect to all acquisitions or dispositions of assets made by such Person and its Restricted Subsidiaries from the beginning of such four-quarter period through and including such date of determination (including any related financing transactions) as if such acquisitions and dispositions (and related financing transactions) had occurred at the beginning of such four-quarter period.

In addition, for purposes of calculating the Debt to Cash Flow Ratio:

(1)	acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries and including any relating finacing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the date on which the event for which the calculation of the Debt to Cash Flow Ratio (the ‘‘Debt to Cash Flow Calculation Date’’) will be given pro forma effect (determined in good faith by the Chief Financial Officer of Clarke) as if they had occurred on the first day of the four-quarter period;

(2)	the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Debt to Cash Flow Calculation Date, will be excluded;

(3)	any Person that is a Restricted Subsidiary on the Debt to Cash Flow Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter reference period; and

(4)	any Person that is not a Restricted Subsidiary on the Debt to Cash Flow Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter reference period.

‘‘Default’’ means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

‘‘Disqualified Stock’’ means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes are scheduled to mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require Clarke to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that Clarke may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption ‘‘—Certain Covenants— Restricted Payments.’’ The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the Indenture will be the maximum amount that Clarke and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

‘‘Domestic Subsidiary’’ means any Restricted Subsidiary of Clarke that was formed under the laws of the United States or any state of the United States or the District of Columbia.

‘‘Equity Interests’’ means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

‘‘Equity Offering’’ means an offer and sale of Capital Stock (other than Disqualified Stock) of:

(1)	Clarke; or

(2)	a direct or indirect parent of Clarke, to the extent that the net proceeds of any such offer and sale of Capital Stock are contributed to Clarke as a capital contribution (other than in exchange for Disqualified Stock).

‘‘Exchange Notes’’ means the registered notes that will be exchanged for the notes, pursuant to the terms of the Registration Rights Agreement, having substantially the same terms as the notes and evidencing the same Indebtedness as the notes.

‘‘Existing Indebtedness’’ means Indebtedness of Clarke and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the Issue Date, until such amounts are repaid.

‘‘Fair Market Value’’ means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the chief executive officer, chief financial officer, chief accounting officer, controller or Board of Directors of Clarke or the Restricted Subsidiary, as applicable (unless otherwise provided in the Indenture).

‘‘Fixed Charge Coverage Ratio’’ means with respect to any specified Person, the ratio of the Consolidated Cash Flow of such Person for such Person’s most recent four full fiscal quarters (the ‘‘four-quarter reference period’’) for which financial statements are available to the Fixed Charges of such Person for such four-quarter reference period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the four-quarter reference period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the ‘‘Calculation Date’’), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of such four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1)	acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect (as determined in good faith by the Chief Financial Officer of Clarke) as if they had occurred on the first day of the four-quarter reference period;

(2)	the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3)	the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of or attributable to Indebtedness repaid from the proceeds of the disposition or transfer of such operations or business prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4)	any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter reference period;

(5)	any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter reference period; and

(6)	if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire four-quarter reference period (taking into account any Hedging Obligation applicable to such Indebtedness, but only for such period of time as equals the then remaining term of such Hedging Obligations as of the Calculation Date).

‘‘Fixed Charges’’ means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)	the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

(2)	the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3)	any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such guarantee or Lien is called upon; plus

(4)	the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of such Person (other than Disqualified Stock) or to such Person or a Restricted Subsidiary of such Person, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP.

‘‘GAAP’’ means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, the Public Company Accounting Oversight Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date.

‘‘Government Securities’’ means direct obligations of, or obligations guaranteed by, the United States of America (including any agency or instrumentality thereof) for the payment of which obligations or guarantees the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer’s option.

‘‘guarantee’’ means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

‘‘Guarantors’’ means:

(1)	each Domestic Subsidiary of Clarke that guarantees the Credit Agreement; and

(2)	any other Subsidiary of Clarke that executes a Note Guarantee in accordance with the provisions of the Indenture,

and their respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of the Indenture; provided, however that an Immaterial Subsidiary shall only become a Guarantor at the time it ceases to be an Immaterial Subsidiary.

‘‘Hedging Obligations’’ means, with respect to any specified Person, the obligations of such Person under:

(1)	interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2)	other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3)	other agreements or arrangements designed to manage fluctuations in currency exchange rates.

‘‘Historical Adjustments’’ means, without duplication, the items used in the calculation of Adjusted EBITDA in the Offering Memorandum in the amounts and for the periods set forth under the caption ‘‘Summary—Summary Historical and Pro Forma Consolidated Financial and Other Data.’’

‘‘Immaterial Subsidiary’’ means, as of any date, any Restricted Subsidiary whose total assets, as of that date, are less than $100,000 and whose total revenues for the most recent 12-month period do not exceed $100,000; provided that a Restricted Subsidiary will not be considered to be an Immaterial Subsidiary if it, directly or indirectly, guarantees or otherwise provides direct credit support for any Indebtedness of Clarke.

‘‘Indebtedness’’ means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1)	in respect of borrowed money;

(2)	evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)	in respect of banker’s acceptances;

(4)	representing Capital Lease Obligations or Attributable Debt in respect of sale and leaseback transactions;

(5)	representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

(6)	representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit, Attributable Debt and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term ‘‘Indebtedness’’ includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the guarantee by the specified Person of any Indebtedness of any other Person.

‘‘Investments’’ means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including guarantees or similar obligations), advances or capital contributions (excluding payroll, commission, travel and similar advances to officers and employees made in the ordinary course of business and deposits made in connection with acquisitions), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Clarke or any Restricted Subsidiary of Clarke sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of Clarke such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of Clarke, Clarke will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of Clarke’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption ‘‘—Certain Covenants—Restricted Payments.’’ The acquisition by Clarke or any Restricted Subsidiary of Clarke of a Person that holds an Investment in a third Person will be deemed to be an Investment by Clarke or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption ‘‘—Certain Covenants—Restricted Payments.’’ Except as otherwise provided in the Indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

‘‘Issue Date’’ means December 15, 2005, the date of the Indenture.

‘‘Lien’’ means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

‘‘Liquidated Damages’’ means all liquidated damages then owing pursuant to the Registration Rights Agreement.

‘‘M & F Worldwide’’ means M & F Worldwide Corp., a Delaware corporation, and its successors.

‘‘Net Income’’ means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1)	any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2)	any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

‘‘Net Proceeds’’ means the aggregate cash proceeds received by Clarke or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (i) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting, consulting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, (ii) taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, (iii) amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under a Credit Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale, (iv) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP, (v) payments of unassumed liabilities (not constituting Indebtedness) relating to the assets, and (vi) amounts required to be paid to any Person (other than Clarke or any Restricted Subsidiary) owning a beneficial interest in the assets subject to the Asset Sale or having a Lien thereon.

‘‘Non-Recourse Debt’’ means Indebtedness:

(1)	as to which neither Clarke nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;

(2)	no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of Clarke or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of such other Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3)	as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of any of Clarke’s Restricted Subsidiaries or the assets of Clarke (other than a pledge of the Capital Stock of the entity incurring the Non-Recourse Debt).

‘‘Note Guarantee’’ means the guarantee by each Guarantor of Clarke’s obligations under the Indenture and the notes, executed pursuant to the provisions of the Indenture.

‘‘Obligations’’ means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

‘‘Offering Memorandum’’ means the offering memorandum of Clarke, dated December 8, 2005.

‘‘Permitted Business’’ means the business of Clarke and its Subsidiaries engaged in on the Issue Date and any other activities that are similar, ancillary or reasonably related to, or a reasonable extension of, such business and any unrelated business, to the extent it is not material in size as compared to Clarke’s business as a whole.

‘‘Permitted Investments’’ means:

(1)	any Investment in Clarke or in a Restricted Subsidiary of Clarke;

(2)	any Investment in Cash Equivalents;

(3)	any Investment by Clarke or any Restricted Subsidiary of Clarke in a Person, if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary of Clarke; or

(b)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Clarke or a Restricted Subsidiary of Clarke;

(4)	any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption ‘‘—Repurchase at the Option of Holders—Asset Sales;’’

(5)	any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Clarke;

(6)	any Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of Clarke or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes with Persons who are not Affiliates;

(7)	Investments represented by Hedging Obligations;

(8)	loans or advances to employees made in the ordinary course of business of Clarke or the Restricted Subsidiary of Clarke in an aggregate principal amount not to exceed $1.0 million at any one time outstanding;

(9)	repurchases of the notes and the Note Guarantees;

(10)	any Investments in receivables owing to Clarke or a Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as Clarke or such Restricted Subsidiary deems reasonable under the circumstances;

(11)	advances, prepaid incentives, loans and extensions of credit to suppliers, customers and vendors in the ordinary course of business;

(12)	Investments in existence on the Issue Date;

(13)	payroll, travel or similar advances to cover matters that are expected at the time of such advances to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(14)	Investments in lease, utility and other similar deposits made in the ordinary course of business;

(15)	Investments consisting of the licensing, sub-licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(16)	Investments in prepaid expenses, negotiable instruments held for collection and lease and utility and worker’s compensation deposits provided to third parties in the ordinary course of business;

(17)	Investments consisting of earn-out obligations incurred in connection with Clarke’s acquisition of Alcott Routon, not to exceed $3.0 million in the aggregate; and

(18)	other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (18) that are at the time outstanding not to exceed $15.0 million.

‘‘Permitted Liens’’ means:

(1)	Liens on assets of Clarke or any of its Restricted Subsidiaries securing Indebtedness and other Obligations under Credit Facilities that were permitted to be incurred under clause (1) of the second paragraph of the covenant entitled ‘‘—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock;’’

(2)	Liens in favor of Clarke or the Guarantors;

(3)	Liens on property of a Person existing at the time such Person is merged with or into or consolidated with Clarke or any Restricted Subsidiary of Clarke; provided that such Liens were not incurred in the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Clarke or the Subsidiary;

(4)	Liens on property (including Capital Stock) existing at the time of acquisition of the property by Clarke or any Restricted Subsidiary of Clarke; provided that such Liens were not incurred in contemplation of, such acquisition;

(5)	Liens incurred or deposits made in connection with workers’ compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, bids, leases, statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6)	Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled ‘‘—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock’’ covering only the assets acquired with or financed by such Indebtedness;

(7)	Liens existing on the Issue Date;

(8)	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9)	Liens imposed by law, such as carriers’, warehousemen’s, landlord’s, mechanics’, suppliers’ or materialmen’s Liens, in each case, incurred in the ordinary course of business;

(10)	survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(11)	Liens created for the benefit of (or to secure) the notes or the Note Guarantees;

(12)	Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the Indenture; provided, however, that:

(a)	the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(b)	the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Permitted Refinancing Indebtedness and (y) an amount necessary to pay all accrued interest on the Indebtedness being refinanced and the amount of all fees and expenses, including premiums, reasonable consent payments and liquidated damages, if any, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(13)	Liens securing Hedging Obligations;

(14)	Liens arising by reason of deposits necessary to obtain standby letters of credit in the ordinary course of business (including deposits necessary to obtain standby letters of credit);

(15)	Liens arising by operation of law in favor of landlords, mechanics, carriers, warehousemen, materialmen, laborers, employees, suppliers or the like, incurred in the ordinary course of business for sums which are not yet delinquent or are being contested in good faith by negotiations or by appropriate proceedings which suspend the collection thereof;

(16)	Liens arising out of judgments, decrees, orders or awards in respect of which Clarke shall in good faith be prosecuting an appeal or proceedings for review, which appeal or proceedings shall not have been finally terminated or if the period within which such appeal or proceedings may be initiated shall not have expired;

(17)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(18)	Liens incurred under licensing agreements for use of intellectual property entered into by Clarke or any of its Restricted Subsidiaries in the ordinary course of business;

(19)	Liens on goods and documents of title and the property covered thereby securing Indebtedness in respect of commercial letters of credit and securing the reimbursement of obligations with respect to such letters of credit which encumber documents of title or other property relating to such letters of credit;

(20)	Liens securing leases or subleases to third parties;

(21)	Liens on specific items of inventory or other goods of any Person and the proceeds therefrom securing obligations of such Person in respect of banker’s acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(22)	Liens encumbering deposits made to secure obligations arising from statutory, regulatory or contractual requirements of Clarke or a Restricted Subsidiary, including rights of offset and set-off;

(23)	Liens with respect to obligations that do not exceed $2.5 million at any one time outstanding;

(24)	Liens on materials, inventory or consumables securing trade payables relating to such materials, inventory or consumables;

(25)	Liens securing Indebtedness permitted to be incurred by clauses (13) and (16) of the second paragraph of the covenant entitled ‘‘—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock;’’

(26)	Liens to secure Acquired Debt that were permitted to be incurred under the covenant entitled ‘‘—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock;’’ provided that Clarke’s Secured Debt to Cash Flow Ratio immediately following the date of the incurrence of such Acquired Debt (determined on a pro forma basis including a pro forma application of the net proceeds therefrom, as if the incurrence of such Acquired Debt had occurred at the beginning of the four-quarter reference period) would not be greater than Clarke’s Secured Debt to Cash Flow Ratio measured immediately prior to such transaction;

(27)	Liens to secure Acquisition Debt that was permitted to be incurred under the covenant entitled ‘‘—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock;’’ provided that Clarke’s Secured Debt to Cash Flow Ratio immediately following the date of the incurrence of such Acquisition Debt (determined on a pro forma basis including a pro forma application of the net proceeds therefrom, as if the incurrence of such Acquisition Debt had occurred at the beginning of the four-quarter reference period) would not be greater than Clarke’s Secured Debt to Cash Flow Ratio measured immediately prior to such transaction;

(28)	Liens arising by reason of operating leases entered into by Clarke or any of its Restricted Subsidiaries; and

(29)	any extension, renewal or replacement, in whole or in part, of any Lien described in the foregoing clauses (1) through (28); provided that the Lien so extended, renewed or replaced does not extend to any additional property or assets.

‘‘Permitted Payments to Parent’’ means, without duplication as to amounts:

(1)	payments to the immediate parent of Clarke or to M & F Worldwide, as the case may be, to permit the immediate parent of Clarke or M & F Worldwide, as the case may be, to pay accounting, legal, tax, consulting, financial advisory, corporate governance, insurance coverage and administrative expenses and similar management fees of the Parent when due, in an aggregate amount not to exceed $3.0 million per annum; provided that Clarke may carry over and make in any subsequent twelve-month period, in addition to the amounts permitted for such twelve-month period, up to $1.0 million of such payments permitted to have been made but not made in the immediately preceding twelve-month period; and

(2)	for so long as (a) Clarke is a member of a group filing a consolidated federal income tax return with M & F Worldwide, and/or (b) Clarke or any of its subsidiaries is included in any consolidated combined or unitary group for foreign, state, local income or franchise tax purposes with any subsidiary of M & F Worldwide (other than Clarke or any of its subsidiaries), payments pursuant to the Tax Sharing Agreement.

‘‘Permitted Refinancing Indebtedness’’ means any Indebtedness of Clarke or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge (’’refinance’’) other Indebtedness of Clarke or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1)	the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness refinanced (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, reasonable consent payments and liquidated damages, if any, incurred in connection therewith);

(2)	such Permitted Refinancing Indebtedness has a final maturity date (i) later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being refinanced, or (ii) has a final maturity date later than 91 days after the final maturity date of the notes; and

(3)	if the Indebtedness being refinanced is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being refinanced, provided, however that Permitted Refinancing Indebtedness shall not include:

(a)	Indebtedness of a Restricted Subsidiary (other than a Guarantor) that refinances Indebtedness of Clarke; or

(b)	Indebtedness of Clarke or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary.

‘‘Permitted Transactions’’ means any transaction or series of similar transactions (including the purchase, sale, lease or exchange of any property or the rendering of any service) between Clarke or any Restricted Subsidiary of Clarke, on the one hand, and any Affiliate of Clarke or any legal or beneficial owner of 10% or more of the voting power of Voting Stock of Clarke or an Affiliate of Clarke or any such owner, on the other hand, existing on, or pursuant to an agreement in effect on, the Issue Date.

‘‘Person’’ means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

‘‘Principals’’ means Ronald O. Perelman, MacAndrews & Forbes Holdings Inc. and M & F Worldwide.

‘‘Qualified Affiliate Debt’’ means unsecured, subordinated Indebtedness issued by Clarke to M & F Worldwide or its Affiliates in an aggregate principal amount at any time outstanding not to exceed $30.0 million (plus capitalized interest on such Indebtedness).

‘‘Related Party’’ means:

(1)	any controlling stockholder, 50% (or more) owned Subsidiary or immediate family member (in the case of an individual) of any Principal; or

(2)	any trust, corporation, partnership, limited liability company or other entity, the beneficiaries, stockholders, partners, members, owners or Persons beneficially holding an 50% or more controlling interest of which consist of any one or more Principals and/or such other Persons referred to in the immediately preceding clause (1).

‘‘Restricted Investment’’ means an Investment other than a Permitted Investment.

‘‘Restricted Subsidiary’’ of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary.

‘‘SEC’’ means the United States Securities and Exchange Commission.

‘‘Securities Act’’ means the Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated by the SEC thereunder.

‘‘Secured Debt to Cash Flow Ratio’’ means, with respect to any specified Person as of any date of determination, the ratio of (a) consolidated senior secured Indebtedness of such Person as of such date to (b) the Consolidated Cash Flow of such person for the four most recent full fiscal quarters for which financial statements are available prior to such date of determination, on a pro forma basis after giving effect to the transaction giving rise to the need to calculation the Secured Debt to Cash Flow Ratio.

In addition, for purposes of calculating the Secured Debt to Cash Flow Ratio:

(1)	acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries and including any relating finacing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the date on which the event for which the calculation of the Secured Debt to Cash Flow Ratio (the ‘‘Secured Debt to Cash Flow Calculation Date’’) will be given pro forma effect (determined in good faith by the Chief Financial Officer of Clarke) as if they had occurred on the first day of the four-quarter period;

(2)	the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Secured Debt to Cash Flow Calculation Date, will be excluded;

(3)	any Person that is a Restricted Subsidiary on the Secured Debt to Cash Flow Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter reference period; and

(4)	any Person that is not a Restricted Subsidiary on the Secured Debt to Cash Flow Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter reference period.

‘‘Significant Subsidiary’’ means any Subsidiary that would be a ‘‘significant subsidiary’’ of Clarke as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Issue Date.

‘‘Stated Maturity’’ means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the Issue Date, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

‘‘Subsidiary’’ means, with respect to any specified Person:

(1)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)	any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

‘‘Subordinated Indebtedness’’ of a Person means any Indebtedness of such Person (whether outstanding on the Issue Date or thereafter incurred) which is subordinated or junior in right of payment to the notes pursuant to a written agreement. For purposes of the foregoing, for avoidance of doubt, no Indebtedness shall be deemed to be subordinated in right of payment to any other Indebtedness solely by virtue of being unsecured or secured by a lower priority Lien or by virtue of the fact that the holders of such Indebtedness have entered into intercreditor agreements or other arrangements giving one or more of such holders priority over the other holders in the collateral held by them.

‘‘Tax Sharing Agreement’’ means the Tax Sharing Agreement dated as of the Issue Date among M & F Worldwide, Clarke and PCT International Holdings Inc., and any amendments, supplements or modifications thereof; provided that such amendments, supplements and modifications shall not be taken into account for purposes of the Indenture without the consent of the trustee if such amendments, supplements or modifications are, taken as a whole, materially less favorable to the holders of the notes.

‘‘Treasury Rate’’ means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to December 15, 2009; provided, however, that if the period from the redemption date to December 15, 2009, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

‘‘Trust Indenture Act’’ means the Trust Indenture Act of 1939, as amended, or any successor statute.

‘‘Unrestricted Subsidiary’’ means any Subsidiary of Clarke that is designated by the Board of Directors of Clarke as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1)	has no Indebtedness other than Non-Recourse Debt;

(2)	except as permitted by the covenant described above under the caption ‘‘—Certain Covenants —Transactions with Affiliates,’’ is not party to any agreement, contract, arrangement or understanding with Clarke or any Restricted Subsidiary of Clarke unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Clarke or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Clarke;

(3)	is a Person with respect to which neither Clarke nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4)	has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Clarke or any of its Restricted Subsidiaries (other than in the form of a pledge of its Capital Stock).

‘‘Voting Stock’’ means, with respect to any Person that is (a) a corporation, any class or series of capital stock of such Person that is at the time entitled to vote in the election of directors thereof at a meeting of stockholders called for such purpose, without the occurrence of any additional event or contingency, (b) a limited liability company, membership interests entitled, by contract or otherwise, to manage, or to elect or appoint the Persons that will manage the operations or business of the limited liability company, or (c) a partnership, partnership interests entitled to elect or replace the general partner thereof.

‘‘Weighted Average Life to Maturity’’ means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)	the then outstanding principal amount of such Indebtedness.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain material U.S. federal income and estate tax considerations that may be relevant to the exchange of initial notes for exchange notes in accordance with the exchange offer as well as the ownership and disposition of the exchange notes by U.S. and non-U.S. holders, each as defined below. This discussion is based on the Internal Revenue Code of 1986, as amended (the ‘‘Code’’), applicable Treasury regulations promulgated and proposed thereunder, and current administrative pronouncements and judicial decisions. All of the foregoing is subject to change (possibly with retroactive effect) and any such change may result in U.S. federal income and estate tax consequences to a holder that are materially different from those described below. No rulings from the United States Internal Revenue Service (‘‘IRS’’) have been or are expected to be sought with respect to the matters described below, and consequently, the IRS may not take a similar view of the consequences described below. Because individual circumstances may differ, you are strongly urged to consult your tax advisor with respect to your particular tax situation and the particular tax effects of any state, local, foreign or other tax laws and possible changes in the tax laws.

The following discussion does not purport to be a complete analysis or listing of all potential U.S. federal income and estate tax considerations that may be relevant to a decision to acquire exchanges notes or to the holding or disposition of the exchange notes and does not address any other taxes that might be applicable to a holder of the notes, such as tax consequences arising under the tax laws of any state, locality or foreign jurisdiction. Furthermore, this discussion does not address the U.S. federal income tax considerations applicable to holders subject to special rules, such as certain financial institutions, tax-exempt entities, real estate investment trusts, regulated investment companies, insurance companies, partnerships or other pass-through entities or investors in such entities, persons who have ceased to be U.S. citizens or to be taxed as resident aliens, persons subject to the alternative minimum tax, traders in securities that elect to use a mark-to-market method of accounting, individual retirement accounts or tax-deferred accounts, dealers in securities or currencies, persons holding notes in connection with a hedging or conversion transaction, a straddle or a constructive sale and holders whose functional currency is not the U.S. dollar. In addition, this discussion does not include any description of any estate tax consequences to U.S. holders and gift tax consequences to U.S. and Non-U.S. holders. The discussion below assumes that the notes are held as capital assets within the meaning of Section 1221 of the Code.

As used in this prospectus, a ‘‘U.S. holder’’ means a beneficial owner of an exchange note who or that is, for U.S. federal income tax purposes:

•	an individual that is a citizen or resident of the United States;

•	a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any of its political subdivisions;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if either (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more ‘‘U.S. persons’’ within the meaning of the Code have the authority to control all substantial decisions of the trust, or (B) the trust has a valid election in effect under applicable Treasury regulations to be treated as a ‘‘U.S. person’’ within the meaning of the Code.

As used in this prospectus, a ‘‘Non-U.S. holder’’ means a beneficial owner of an exchange note who is, for U.S. federal income tax purposes, a nonresident alien individual, or a corporation, estate or trust that is not a U.S. holder.

If a partnership, or other entity taxable as a partnership for U.S. federal income tax purposes, holds an exchange note, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. Holders of exchange notes that are partnerships or who would hold the exchange notes through a partnership or similar pass-through entity should consult their tax advisors regarding the U.S. federal income tax consequences to them of holding and disposing of the exchange notes.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH REGARD TO THE APPLICATION OF U.S. FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

Tax Considerations Applicable to U.S. Holders and Non-U.S. Holders

Exchange Offer

The exchange of the initial notes for the exchange notes under the registration rights agreement will not be treated as a taxable event to holders for U.S. federal income tax purposes. Consequently, no gain or loss will be recognized by a holder upon receipt of an exchange note. A holder’s holding period for an exchange note should include the holding period for the original note exchanged under the registration rights agreement and the holder’s initial basis in an exchange note should be the same as the adjusted basis of such holder in the initial note at the time of the exchange. The U.S. federal income tax consequences of holding and disposing of an exchange note generally should be the same as the U.S. federal income tax consequences of holding and disposing of an initial note.

U.S. Holders

Payments of Interest

Interest on an exchange note generally will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. holder’s method of accounting for U.S. federal income tax purposes. In certain circumstances (see ‘‘Description of Notes—Optional Redemption;—Repurchase at the Option of Holders—Change of Control’’), we may be obligated to pay a holder additional amounts in excess of stated interest or principal on the exchange notes. According to Treasury regulations, the possibility that any such payments in excess of stated interest or principal will be made will not affect the amount, timing or character of interest income to be currently recognized by a holder if there is only a remote chance as of the date the exchange notes were issued that any of the circumstances that would give rise to the payment of such additional amounts (considered both individually and in the aggregate) will occur. Because we believe the likelihood that we will be obligated to make any such payments is remote, we do not intend to treat the potential payment of any such amounts as part of the yield to maturity of any exchange notes. In the event such a contingency occurs, it would affect the amount and timing of the income that a holder must recognize. Our determination that these contingencies are remote is binding on a U.S. holder unless such U.S. holder discloses a contrary position in the manner required by applicable Treasury regulations. Our determination is not, however, binding on the IRS and if the IRS were to challenge this determination, a holder might be required to accrue income on the exchange notes in excess of stated interest, and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of an exchange note before the resolution of the contingencies.

Sale, Exchange or Disposition of the Notes

Upon the sale, taxable exchange or other taxable disposition of an exchange note (other than the exchange of a note under the registration rights agreement as discussed in ‘‘Tax Considerations Applicable to U.S. Holders and Non-U.S. Holders—Exchange Offer’’), a U.S. holder will generally recognize capital gain or loss in an amount equal to the difference between:

•	the amount of cash plus the fair market value of any property received (other than any amount received attributable to accrued but unpaid interest not previously included in income, which will be taxable as ordinary income); and

•	such holder’s adjusted tax basis in the note.

A U.S. holder’s tax basis in an exchange note will generally be the cost of such note to the U.S. holder. Such gain or loss will be long-term capital gain or loss if at the time of sale, taxable exchange, retirement or other taxable disposition of the note, the holder held the note for more than one year. In the case of a non-corporate U.S. holder, any such long-term capital gain will be subject to tax at a reduced rate. Subject to limited exceptions, capital losses cannot be used to offset ordinary income.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to certain payments of principal of, and interest on, an exchange note, and the proceeds of disposition (including a redemption) of an exchange note before maturity, to U.S. holders other than certain exempt recipients such as corporations and certain tax-exempt organizations. In general, backup withholding at the then applicable rate (currently 28%) will be applicable to a U.S. holder that is not an exempt recipient, such as a corporation, if such U.S. holder:

•	fails to provide a correct taxpayer identification number (which, for an individual, would generally be his or her Social Security Number);

•	is notified by the IRS that it is subject to backup withholding because it has failed to report interest income in full;

•	fails to certify that the holder is exempt from withholding; or

•	otherwise fails to comply with applicable requirements of the backup withholding rules.

Any amount withheld from payment to a holder under the backup withholding rules will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided the required information is timely furnished to the IRS. U.S. holders of exchange notes should consult their tax advisors regarding the application of backup withholding in their particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

Non-U.S. Holders

The rules governing U.S. federal income taxation of Non-U.S. holders are complex. Non-U.S. holders should consult with their own tax advisors to determine the effect of federal, state, local and foreign income tax laws, as well as treaties, with regard to an investment in the exchange notes, including any reporting requirements.

Payments of Interest

Subject to the discussion below concerning backup withholding, payments of interest on the exchange notes by us or our paying agent to a Non-U.S. holder, that are not effectively connected with the conduct of a U.S. trade or business, will generally not be subject to U.S. federal income tax or withholding tax, if:

•	the Non-U.S. holder does not own directly or indirectly, actually or constructively, for U.S. federal income tax purposes, 10% or more of the total combined voting power of all classes of our voting stock;

•	the Non-U.S. holder is not, for U.S. federal income tax purposes, a controlled foreign corporation related, directly or indirectly, to us through stock ownership under applicable rules of the Code;

•	the Non-U.S. holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code; and

•	the certification requirement, as described below, has been fulfilled with respect to the beneficial owner.

The certification requirement referred to above will be fulfilled if either (A) the Non-U.S. holder provides to us or our paying agent an IRS Form W-8BEN (or successor form), signed under penalties of perjury, that includes such holder’s name and address and a certification as to its Non-U.S. status, or (B) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business holds the note on behalf of the beneficial owner and provides a statement to us or our paying agent, signed under penalties of perjury, in which the organization, bank or financial institution certifies that it has received an IRS Form W-8BEN (or successor form) from the Non-U.S. holder or from another financial institution acting on behalf of such holder and furnishes us or our paying agent with a copy of the statement and otherwise complies with the applicable IRS requirements. Other methods might be available to satisfy the certification requirements described above, depending on the circumstances applicable to the Non-U.S. holder.

The gross amount of payments of interest that do not qualify for the exception from withholding described above (the ‘‘portfolio interest exemption’’) will be subject to U.S. federal withholding tax at a rate of 30% unless (A) the Non-U.S. holder provides a properly completed IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under an applicable tax treaty, or (B) such interest is effectively connected with the conduct of a U.S. trade or business by such Non-U.S. holder, and such holder provides us with a properly completed IRS Form W-8ECI (or successor form).

If a Non-U.S. holder is engaged in a trade or business in the United States and if interest on the exchange note or gain realized on the disposition of the exchange note is effectively connected with the conduct of such trade or business, the Non-U.S. holder generally will be subject to regular U.S. federal income tax on the interest or gain on a net basis in the same manner as if it were a U.S. holder, unless an applicable treaty provides otherwise. In addition, if the Non-U.S. holder is a foreign corporation, it may also be subject to a branch profits tax at a rate of 30% on its earnings and profits for the taxable year, subject to certain adjustments, unless reduced or eliminated by an applicable tax treaty. Even though such effectively connected income is subject to income tax, and may be subject to the branch profits tax, it is not subject to withholding tax if the Non-U.S. holder satisfies the certification requirements described above.

As more fully described above under ‘‘Description of Notes—Optional Redemption,’’ upon the occurrence of certain enumerated events we may be required to make additional payments of liquidated damages to holders of the exchange notes. If any such payments are made, they may be treated as interest, subject to the rules described above or as other income subject to U.S. federal withholding tax. Although the matter is not free from doubt, we intend to treat such payments made to Non-U.S. holders as subject to U.S. federal withholding tax at a rate of 30% subject to reduction or exemption (a) by an applicable treaty if the Non-U.S. holder provides an IRS Form W-8BEN certifying that it is entitled to treaty benefits or (b) upon the receipt of an IRS Form W-8ECI from a Non-U.S. holder claiming that such payments are effectively connected with the conduct of a trade or business in the U.S. Non-U.S. holders should consult their tax advisors as to the tax considerations relating to debt instruments that provide for one or more contingent payments, in particular as to the availability of the portfolio interest exemption, and the ability of Non-U.S. holders to claim the benefits of income tax treaty exemptions from U.S. withholding tax on interest, in respect of any such additional payments.

Sale, Exchange or Disposition of the Notes

Subject to the discussion below concerning backup withholding, a Non-U.S. holder of an exchange note generally will not be subject to U.S. federal income tax on gain realized on the sale, exchange or other taxable disposition of such note unless:

•	such holder is an individual who is present in the U.S. for 183 days or more in the taxable year of disposition, and certain other conditions are met (in which case, the Non-U.S. holder will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable treaty) on the amount by which capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources);

•	such gain represents accrued but unpaid interest not previously included in income, in which case the rules regarding interest would apply; or

•	such gain is effectively connected with the conduct by such Non-U.S. holder of a trade or business in the U.S. and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment maintained by such Non-U.S. Holder (in which case, the Non-U.S. holder will generally be taxed on its net gain derived from the disposition at the regular graduated U.S. federal income tax rates and in much the same manner applicable to U.S. persons and, if the Non-U.S. holder is a foreign corporation, the ‘‘branch profits tax’’ described above may also apply).

Federal Estate Tax

A note held (or treated as held) by an individual who is a Non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of his or her death will be not be subject to U.S. federal estate tax, provided the interest on the note is exempt from withholding of U.S. federal income tax under the ‘‘portfolio interest exemption’’ described above (without regard to the certification requirement) and income on such note was not U.S. trade or business income. If you are an individual, you should consult with your tax advisor regarding the possible application of the U.S. federal estate tax to your particular circumstances, including the effect of any applicable treaty.

Information Reporting and Backup Withholding

Unless certain exceptions apply, we must report annually to the IRS and to each Non-U.S. holder any interest paid to the Non-U.S. holder. Copies of these information returns may also be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which the Non-U.S. holder resides.

Under current U.S. federal income tax law, backup withholding tax will not apply to payments of interest by us or our paying agent on a note if the certifications described above under ‘‘Non-U.S. Holders—Payments of Interest’’ are received, provided that we or our paying agent, as the case may be, do not have actual knowledge or reason to know that the payee is a U.S. person.

Payments on the sale, exchange or other disposition of a note made to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting unless the non-U.S. broker has certain types of relationships with the United States (a ‘‘U.S. related person’’). In the case of payment of on the sale, exchange or other disposition of the notes to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has in its records documentary evidence that the beneficial owner is not a U.S. person and certain other conditions are met or the beneficial owner otherwise establishes an exemption. Backup withholding may apply to any payment that such broker is required to report if the broker has actual knowledge or reason to know that the payee is a U.S. person. Payments to or through the U.S. office of a broker will be subject to backup withholding and information reporting unless the holder certifies, under penalties of perjury, that it is not a U.S. person or otherwise establishes an exemption.

Backup withholding is not an additional tax: any amounts withheld from a payment to a Non-U.S. holder under the backup withholding rules will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS. Non-U.S. holders of exchange notes should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

The foregoing discussion is for general information only and is not tax advice. Accordingly, you should consult your tax advisor as to the particular tax consequences to you of purchasing, holding and disposing of the exchange notes, including the applicability and effect of any state, local, or non-U.S. tax laws and any tax treaty and any recent or prospective changes in any applicable tax laws or treaties.

PLAN OF DISTRIBUTION

Each broker-dealer who holds initial notes that are transfer restricted securities that were acquired for its own account as a result of market-making activities or other trading activities (other than transfer restricted securities acquired directly from us or any of our affiliates), may exchange such transfer restricted securities under the exchange offer.

Each broker-dealer that receives exchange notes for its own account under the exchange offer in exchange for initial notes acquired by such broker-dealer as a result of market making or other trading activities may be deemed to be an ‘‘underwriter’’ within the meaning of the Securities Act and, therefore, must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales, offers to resell or other transfers of the exchange notes received by it in connection with the exchange offer. Accordingly, each such broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an ‘‘underwriter’’ within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of one year after the completion of this exchange offer or for such shorter period ending on the date when all of the notes have been sold, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until July 30, 2006, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account under the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account under the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an ‘‘underwriter’’ within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an ‘‘underwriter’’ within the meaning of the Securities Act.

LEGAL MATTERS

Certain legal matters in connection with the exchange notes will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. Paul, Weiss, Rifkind, Wharton & Garrison LLP has represented M & F Worldwide and its related parties from time to time.

EXPERTS

The consolidated financial statements of Clarke American Corp. at December 31, 2005 and for the periods from December 15, 2005 to December 31, 2005, from April 1, 2005 to December 14, 2005 and from January 1, 2005 to March 31, 2005, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements as of December 31, 2004 and for each of the years in the two-year period ended December 31, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 to register the issuance of the exchange notes. Upon the effectiveness of this registration statement on Form S-4, we will become subject to the informational requirements of the Securities Exchange Act of 1934, and will be required to file reports and other information with the SEC. This prospectus, which forms part of the registration statement, does not contain all of the information included in that registration statement. For further information about us and the exchange notes offered in this prospectus, you should refer to the registration statement and its exhibits. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Copies of any filings we make may be obtained at prescribed rates from the Public Reference Section of the Commission at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, the SEC maintains a web site that contains reports, proxy statements and other information regarding registrants, such as us, that file electronically with the SEC. The address of this web site is http://www.sec.gov.

Anyone who receives a copy of this prospectus may obtain a copy of the indenture without charge by writing to Clarke American Corp., 10931 Laureate Drive, San Antonio, Texas 78249, Attn: Chief Financial Officer, (210) 697-8888.

CLARKE AMERICAN CORP. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
AND FINANCIAL STATEMENT SCHEDULES

Pages
Report of Independent Registered Public Accounting Firm	F-2
Report of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets – December 31, 2005 and 2004	F-4
Consolidated Statements of Operations – Periods from December 15 to 31, 2005, April 1 to December 14, 2005, January 1 to March 31, 2005 and the Years Ended December 31, 2004 and 2003	F-5
Consolidated Statements of Stockholder’s Equity (Deficit) – Periods from December 15 to 31, 2005, April 1 to December 14, 2005, January 1 to March 31, 2005 and the Years
Ended December 31, 2004 and 2003	F-6
Consolidated Statements of Cash Flows – Periods from December 15 to 31, 2005, April 1 to December 14, 2005, January 1 to March 31, 2005 and the Years Ended December 31, 2004 and 2003	F-7
Notes to Consolidated Financial Statements	F-8
Schedule II — Valuation and Qualifying Accounts and Reserves	F-31

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder of
Clarke American Corp.

We have audited the accompanying consolidated balance sheet of Clarke American Corp. and Subsidiaries as of December 31, 2005, and the related consolidated statements of operations, stockholder's equity (deficit), and cash flows for the periods from December 15, 2005 to December 31, 2005, from April 1, 2005 to December 14, 2005 and from January 1, 2005 to March 31, 2005. Our audit also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of Clarke American Corp. and Subsidiaries' internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Clarke American Corp. and Subsidiaries' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Clarke American Corp. and Subsidiaries at December 31, 2005 and the consolidated results of their operations and their cash flows for the periods from December 15, 2005 to December 31, 2005, from April 1, 2005 to December 14, 2005 and from January 1, 2005 to March 31, 2005 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

San Antonio, Texas
March 31, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of Clarke American Corp.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, stockholder's equity and cash flows present fairly, in all material respects, the financial position of Novar USA Inc. and its subsidiaries (collectively predecessor ‘‘Novar’’) at December 31, 2004, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
November 22, 2005, except for Note 19, as to which the date is April 12, 2006

Clarke American Corp. and Subsidiaries
Consolidated Balance Sheets
(in millions, except share data)

The purchase method of accounting was used to record assets and liabilities assumed by the Company. Such accounting generally results in increased depreciation recorded in future periods. Accordingly, the accompanying financial statements of the Successor, Predecessor (Honeywell) and Predecessor (Novar) are not comparable in all material respects since those financial statements report financial position, results of operations and cash flows of these separate entities. See Note 1.

	December 31,
	Successor 2005	Predecessor (Novar) 2004
ASSETS
Current assets:
Cash and cash equivalents	$6.2	$6.5
Accounts receivable (net of allowances of $0.0 and $0.3)	23.2	25.9
Receivables from affiliates	—	14.6
Inventories	13.9	12.4
Prepaid expenses and other	20.8	11.7
Total current assets	64.1	71.1
Property, plant and equipment, net	103.1	90.8
Notes receivable from affiliates	—	14.3
Goodwill	349.0	286.6
Other intangible assets, net	577.3	4.6
Other assets	56.4	39.4
Total assets	$1,149.9	$506.8
LIABILITIES AND STOCKHOLDER’S EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$33.8	$33.0
Payables to affiliates	—	0.9
Accrued liabilities	41.3	78.5
Current maturities of long-term debt	16.5	—
Total current liabilities	91.6	112.4
Notes payable to affiliates	—	474.1
Long-term debt	609.7	—
Deferred tax liabilities	238.7	10.2
Other liabilities	8.7	11.4
Total liabilities	948.7	608.1
Commitments and contingencies	—	—
Stockholder’s equity (deficit):
Common stock – 200 Clarke American Corp. shares authorized; par value $0.01; 100 shares issued and outstanding at December 31, 2005	—	—
Common stock – Novar USA Inc. no par value – 1,000 shares authorized; 100 shares issued and outstanding at December 31, 2004	—	—
Additional paid-in capital	202.5	—
(Accumulated deficit) retained earnings	(1.3)	(98.0)
Accumulated other comprehensive loss	—	(0.3)
Unearned deferred compensation	—	(3.0)
Total stockholder’s equity (deficit)	201.2	(101.3)
Total liabilities and stockholder’s equity (deficit)	$1,149.9	$506.8

See Notes to Consolidated Financial Statements

Clarke American Corp. and Subsidiaries
Consolidated Statements of Operations
(in millions)

The purchase method of accounting was used to record assets and liabilities assumed by the Company. Such accounting generally results in increased depreciation recorded in future periods. Accordingly, the accompanying financial statements of the Successor, Predecessor (Honeywell) and Predecessor (Novar) are not comparable in all material respects since those financial statements report financial position, results of operations and cash flows of these separate entities. See Note 1.

	2005			Predecessor (Novar)
	Successor	Predecessor (Honeywell)	Predecessor (Novar)	Year Ended December 31,
	Dec. 15 to Dec. 31	Apr. 1 to Dec. 14	Jan. 1 to Mar. 31	2004	2003
Net revenues	$24.1	$439.9	$154.4	$607.6	$572.2
Cost of revenues	17.4	285.6	91.1	353.1	340.7
Gross profit	6.7	154.3	63.3	254.5	231.5
Selling, general and administrative expenses	6.0	100.8	39.2	147.5	130.2
Operating income	0.7	53.5	24.1	107.0	101.3
Interest income	—	1.1	0.1	0.3	1.5
Interest expense	(2.8)	(3.5)	(5.7)	(19.4)	(27.2)
(Loss) income before income taxes	(2.1)	51.1	18.5	87.9	75.6
Benefit (provision) for income taxes	0.8	(20.1)	(7.5)	(23.5)	(39.7)
Net (loss) income	$(1.3)	$31.0	$11.0	$64.4	$35.9

See Notes to Consolidated Financial Statements

Clarke American Corp. and Subsidiaries
Consolidated Statements of Stockholder’s Equity (Deficit)
(in millions, except per share data)

The purchase method of accounting was used to record assets and liabilities assumed by the Company. Such accounting generally results in increased depreciation recorded in future periods. Accordingly, the accompanying financial statements of the Successor, Predecessor (Honeywell) and Predecessor (Novar) are not comparable in all material respects since those financial statements report financial position, results of operations and cash flows of these separate entities. See Note 1.

	Successor	Predecessor	Additional Paid-in Capital	(Accumulated Deficit) Retained Earnings	Unearned Deferred Compensation	Accumulated Other Comprehensive Loss	Total Stockholder's Equity (Deficit)
	Shares of Common Stock
Predecessor (Novar)
Balance, December 31, 2002	—	100	$—	$98.7	$—	$(0.1)	$(98.8)
Net income				35.9			35.9
Dividends paid				(170.6)			(170.6)
Invested capital equity				(4.4)			(4.4)
Minimum pension liability adjustment						(0.2)	(0.2)
Stock-based compensation				2.3	(1.3)		1.0
Balance, December 31, 2003	—	100	$—	$(235.5)	$(1.3)	$(0.3)	$(237.1)
Net income				64.4			64.4
Invested capital equity				65.5			65.5
Stock-based compensation				7.6	(1.7)		5.9
Balance, December 31, 2004	—	100	$—	$(98.0)	$(3.0)	$(0.3)	$(101.3)
Net income				11.0			11.0
Stock-based compensation				2.1	3.0		5.1
Balance, March 31, 2005	—	100	$—	$(84.9)	$—	$(0.3)	$(85.2)
Predecessor (Honeywell)
Purchase by Honeywell			306.0	84.9		0.3	391.2
April 1, 2005	—	100	$306.0	$—	$—	$—	$306.0
Deemed capital contribution			433.0				433.0
Net income				31.0			31.0
Distribution to parent			(33.6)	(31.0)			(64.6)
Other			0.4				0.4
December 14, 2005	—	100	$705.8	$—	$—	$—	$705.8
Successor
Purchase by M & F Worldwide	100	(100)	(503.3)	—	—	—	(503.3)
December 15, 2005	100	—	$202.5	$—	$—	$—	$202.5
Net loss				(1.3)			(1.3)
December 31, 2005	100	—	$202.5	$(1.3)	$—	$—	$201.2

See Notes to Consolidated Financial Statements

Clarke American Corp. and Subsidiaries
Consolidated Statements of Cash Flows
(in millions)

The purchase method of accounting was used to record assets and liabilities assumed by the Company. Such accounting generally results in increased depreciation recorded in future periods. Accordingly, the accompanying financial statements of the Successor, Predecessor (Honeywell) and Predecessor (Novar) are not comparable in all material respects since those financial statements report financial position, results of operations and cash flows of these separate entities. See Note 1.

	2005
	Successor	Predecessor (Honeywell)	Predecessor (Novar)	Predecessor (Novar)
	Dec. 15 to Dec. 31	Apr. 1 to Dec. 14	Jan. 1 to Mar. 31	Year Ended December 31,
				2004	2003
Operating activities
Net income	$(1.3)	$31.0	$11.0	$64.4	$35.9
Adjustments to derive cash provided by operating activities:
Depreciation and amortization	2.2	42.7	5.7	23.3	23.2
Increase(decrease) in deferred income taxes	(1.5)	(14.6)	1.0	(3.8)	(2.0)
Stock based compensation	—	—	3.4	5.8	1.0
Changes in operating assets and liabilities, net of assets acquired:
Trade and affiliate receivables	1.4	7.2	8.8	(5.1)	(5.9)
Inventories	1.8	2.1	0.7	0.3	(1.0)
Prepaid expenses and other current assets	1.2	0.3	(7.3)	(7.5)	(8.8)
Trade and affiliate payables	(3.1)	2.9	2.1	1.8	(2.0)
Accrued expenses and deferred liabilities	2.8	2.6	(7.1)	4.5	8.9
Income taxes	0.7	24.7	(5.1)	(20.4)	14.0
Mark-to-market of financial instruments	—	—	—	(0.5)	7.5
Other, net	0.1	0.8	(0.2)	0.5	0.7
Net cash provided by operating activities	4.3	99.7	13.0	63.3	71.5
Investing activities
Proceeds from sale of property and equipment	—	—	—	0.7	1.0
Purchase of Alcott Routon, net of cash acquired	—	—	—	(11.4)	—
Capital expenditures	(1.1)	(14.7)	(2.6)	(17.3)	(15.7)
Net cash used in investing activities	(1.1)	(14.7)	(2.6)	(28.0)	(14.7)
Financing activities
Dividends paid	—	(64.6)	—	—	(170.6)
Capital distributions to parent and invested capital equity	—	—	1.8	65.5	(4.4)
Cash overdrafts	(3.5)	5.7	(5.6)	8.7	3.2
Payments received on notes receivable from affiliates	—	24.8	—	25.7	190.2
Amounts loaned on notes receivable from affiliates	—	—	—	(40.0)	(58.0)
Borrowing on affiliate notes	—	—	19.9	187.7	651.6
Payments on affiliate notes	—	(59.3)	(21.3)	(282.7)	(664.5)
Proceeds from long term debt and notes payable	6.4	—	—	—	—
Repayments on long term debt and notes payable	(2.5)	(0.7)	—	—	—
Net cash used in financing activities	0.4	(94.1)	(5.2)	(35.1)	(52.5)
Net (decrease) increase in cash and cash equivalents	3.6	(9.1)	5.2	0.2	4.3
Cash and cash equivalents at beginning of period	2.6	11.7	6.5	6.3	2.0
Cash and cash equivalents at end of period	$6.2	$2.6	$11.7	$6.5	$6.3
Supplemental disclosure of cash paid for:
Interest paid	$—	$25.8	$16.0	$19.9	$29.9
Taxes paid, net of refunds	$—	$10.6	$11.5	$46.9	$27.7

See Notes to Consolidated Financial Statements

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2005
(in millions)

1.	Description of Business and Basis of Presentation

Clarke American Corp. (‘‘Clarke American’’) was incorporated in Delaware on October 19, 2005 and is a holding company. Clarke American conducts its operations through its indirect wholly owned subsidiaries, B2Direct, Inc. (‘‘B2D’’), Checks In The Mail, Inc. (‘‘CITM’’), and Clarke American Checks, Inc. (‘‘CACI’’). On December 15, 2005, CA Investment Corp., an indirect wholly owned subsidiary of M & F Worldwide Corp. (‘‘M & F Worldwide’’) purchased 100% of the capital stock of Novar USA Inc. (‘‘Novar’’) and was renamed ‘‘Clarke American Corp.’’ (see Note 3). Clarke American Corp. is the successor by merger to Novar, which indirectly wholly owned the operating subsidiaries of the Clarke American business.

The consolidated financial statements include the accounts of Clarke American and its subsidiaries (collectively, the ‘‘Company’’) after elimination of all material intercompany accounts and transactions.

The Company is one of the three largest providers of checks and check-related products and services in the United States based on revenues, and it is a leading provider of direct marketing services to financial institutions. The Company serves financial institutions through the Clarke American and Alcott Routon brands (the ‘‘Financial Institution’’ segment) and consumers and businesses directly through the Checks In The Mail and B2Direct brands (the ‘‘Direct-to-Consumer’’ segment). The Financial Institution segment’s products primarily consist of checks and check-related products, such as deposit tickets, checkbook covers, and related delivery services, and it also offers specialized direct marketing services to its financial institution partners. Financial institutions recognize consumer checking accounts as one of the primary relationships with their customers, which they use to sell services such as credit cards, financing and investment services, and to improve customer retention. The Direct-to-Consumer segment’s products primarily consist of checks and check related products, customized business kits, and treasury management supplies.

Effective April 1, 2005, Honeywell Acquisitions Limited, a wholly owned subsidiary of Honeywell International Inc. (together ‘‘Honeywell’’ or ‘‘Predecessor Honeywell’’) purchased the stock of Novar plc (‘‘Predecessor Novar’’), which until then was our indirect parent. On May 4, 2005, Honeywell reorganized the Company businesses and transferred ownership of our subsidiary Novar USA Holdings, Inc. (‘‘NUHI’’) to another Honeywell entity that was not a part of the Novar legal structure. Since the reorganization is a transaction between entities under common control, the results of operations and financial position of NUHI have been eliminated from these financial statements on an as-if pooling basis. Also, in connection with the reorganization, Honeywell issued a note receivable in the amount of $424.0 in exchange for the businesses transferred. This note receivable was then transferred back to Honeywell to satisfy certain notes payable.

Although the Company was not a separate stand-alone company from Novar plc during the fiscal years ended December 31, 2003 and 2004, the three months ended March 31, 2005 or the period from April 1, 2005 through May 3, 2005, the accompanying financial statements have been prepared as if the Company had existed as a stand-alone company for the periods presented. These financial statements include balances that were directly attributable to the Novar plc business after giving effect to the reorganization described above. Certain amounts of Novar plc’s and Honeywell’s corporate expenses including legal, accounting, infrastructure and other costs, although not directly attributable to the Company’s operations have been allocated to the Company based upon a basis that the Company considers to be a reasonable allocation of the benefits received. However, the financial information presented in these financial statements may not reflect the combined financial position, operating results and cash flows of the Company had the Company been a separate stand-alone entity during the periods presented.

As a result of the changes in ownership caused by the acquisition by M & F Worldwide and the acquisition by Honeywell described above, the Company is required to present separately its operating

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005
(in millions)

results for its two predecessors. The period during which the Company's business was owned by Honeywell (April 1, 2005 to December 14, 2005) is presented in the accompanying financial statements as "Predecessor (Honeywell)." The periods prior to the acquisition of the Company's business by Honeywell (the three months ended March 31, 2005 and the years ended December 31, 2003 and 2004) are presented in the accompanying financial statements as "Predecessor (Novar)." The period subsequent to the acquisition by M & F Worldwide is presented in the accompanying financial statements as "Succcessor." The purchase method of accounting, pursuant to Statement of Financial Accounting Standards No. 141, "Business Combinations," was used to record the assets and liabilities assumed by the Company in the acquisition by M & F Worldwide and by the Predecessor (Honeywell) in the acquisition by Honeywell. Such accounting generally results in increased depreciation and amortization recorded in future periods. Accordingly, the accompanying financial statements of the Predecessors and the Successor are not comparable in all material respects since those financial statements report financial position, results of operations and cash flows of these separate entities.

The Company has issued 11.75% Senior Notes due 2013, which are guaranteed fully and unconditionally, jointly and severally by all of the Company’s subsidiaries, all of which are 100% owned by the Company. Because the Company is a holding company, the Company has no independent assets or operations.

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

The Company records revenues as products are shipped or services are performed. Title to and risk of loss for orders shipped passes to customers upon shipment. Revenues are recorded net of any applicable discounts, rebates and allowances for sales returns. Delivery revenues are presented gross within revenues and delivery costs presented gross within cost of revenues.

The Company’s contracts with its customers generally specify that certain amounts be repaid to the Company upon early termination of the contract. When such a termination occurs, the amounts repaid are offset against any outstanding prepaid rebate balance related to the terminating customer, with any resulting excess reported as a gain in revenue. Amounts recorded were $0.1, $2.5, $0.2, $4.2, and $4.0 for the periods December 15 to December 31, 2005, April 1 to December 14, 2005, January 1 to March  31, 2005, fiscal year 2004 and fiscal year 2003, respectively.

Revenues for direct response marketing services are recognized from the Company’s fixed price direct mail and marketing contracts based on the proportional performance method. Deferred revenue, representing amounts billed to the customer in excess of amounts earned, is classified as accrued expenses in the accompanying consolidated balance sheets.

Cash Equivalents

The Company considers all cash on hand, money market funds and other highly liquid investments with maturity, when purchased, of three months or less to be cash and cash equivalents. Under the terms of the Company’s bank agreements, outstanding checks in excess of the cash balances

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005
(in millions)

in the Company’s accounts create a bank overdraft liability. As of December 31, 2005 and 2004, such overdrafts were approximately $13.2 and $16.6, respectively, and are included in accounts payable in the accompanying consolidated balance sheets.

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable losses in its existing accounts receivable. The allowance is determined based on historical write-off experience and is reviewed monthly. Account balances are charged off against the allowance when the Company believes it is probable the receivable will not be recovered. The Company does not have any off-balance-sheet credit exposure related to its customers. As of December 31, 2005 and 2004, the allowances for doubtful accounts were approximately $0.0 and $0.3, respectively, and are included in net accounts receivable in the accompanying consolidated balance sheets.

Inventories

The Company states inventories at the lower of cost or market value. Inventories purchased from external suppliers are stated at moving average cost, and inventories manufactured internally are stated at standard cost. Standard costs are evaluated and updated annually and approximate average costs.

Prepaid Rebates

The Company has contracts with certain customers that require prepayment of rebates. The prepaid rebates (see Note 8) are amortized on a straight-line basis over the terms of the respective contracts as a reduction of revenue. The contracts allow for the Company to recoup, at a minimum, the unamortized prepayment in the event that a contract is terminated early. The unamortized prepaid rebate balances are included in other assets in the accompanying consolidated balance sheets.

Advertising

Direct-response advertising is capitalized and amortized over its expected period of future benefits, and consists primarily of inserts that include order coupons for CITM’s products and custom advertising pieces for Clarke American. The capitalized costs for CITM are amortized up to 18 months and the capitalized costs for Clarke American are amortized over 30 months. These costs are amortized following their distribution, and are charged to match the advertising expense with the related revenue streams. Other advertising activities include product catalogs and price sheets, which are expensed when issued to the Company’s financial institution partners for use. The Company’s advertising expense was $0.5, $10.0, $4.0, $16.3, and $15.3 for the periods December 15 to December 31, 2005, April 1 to December 14, 2005, January 1 to March 31, 2005, fiscal year 2004 and fiscal year 2003, respectively.

Property, Plant and Equipment

The Company states property, plant and equipment at cost. Maintenance and repairs are charged to expense as incurred. Additions, improvements and replacements that extend asset life are capitalized. Depreciation is provided on a straight-line basis over the estimated useful lives of such assets. The Company amortizes leasehold improvements over the shorter of the useful life of the related asset or the current lease term. Certain leases also contain tenant improvement allowances, which are recorded as a leasehold improvement and deferred rent and then amortized over the lease term. The Company eliminates cost and accumulated depreciation applicable to assets retired or otherwise disposed of from the accounts and reflects any gain or loss on such disposition in operating results.

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005
(in millions)

The useful lives for computing depreciation are as follows:

Buildings	20 – 40 years
Machinery and equipment	3 – 15 years
Leasehold improvements	1 – 15 years
Computer software and hardware	3 – 5 years
Furniture, fixtures and transportation equipment	3 – 10 years

Goodwill and Acquired Intangible Assets

Goodwill represents the excess of cost (purchase price) over the fair value of net assets acquired. Acquired intangibles are recorded at fair value as of the date acquired using the purchase method. Goodwill and other intangibles determined to have an indefinite life are not amortized, but are tested for impairment at least annually or when events or changes in circumstances indicate that the assets might be impaired.

The goodwill impairment test is a two-step process, which requires management to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of the Company’s reporting units based on discounted cash flow models using revenue and profit forecasts and comparing the estimated fair values with the carrying values of the Company’s reporting units, which include the goodwill. If the estimated fair values are less than the carrying values, a second step is performed to compute the amount of the impairment by determining an ‘‘implied fair value’’ of goodwill. The determination of the Company’s ‘‘implied fair value’’ requires the Company to allocate the estimated fair value to the assets and liabilities of the reporting unit. Any unallocated fair value represents the ‘‘implied fair value’’ of goodwill, which is compared to the corresponding carrying value. The Company conducted its annual goodwill impairment test in the fourth quarter. There were no indicators of impairment at December 31, 2005.

The Company measures impairment of its indefinite lived intangible assets, which consist of certain tradenames and trademarks, based on projected discounted cash flows. The Company also reevaluates the useful life of these assets annually to determine whether events and circumstances continue to support an indefinite useful life. The Company's indefinite lived intangible asset impairment test is completed annually in the fourth quarter. As of December 31, 2005, there was no indication of impairment.

Accounting for Long-Lived Assets

The Company assesses on an ongoing basis the recoverability of long-lived assets other than goodwill and indefinite lived intangible assets based on estimates of future undiscounted cash flows compared to net book value. If the future undiscounted cash flow estimates were less than net book value, net book value would then be reduced to estimated fair value, which generally approximates discounted cash flows. The Company also evaluates the amortization periods of assets to determine whether events or circumstances warrant revised estimates of useful lives.

Income Taxes

The Company computes income taxes under the liability method. Under the liability method, the Company generally determines deferred income taxes based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The Company records net deferred tax assets when it is more likely than not that it will realize the tax benefits.

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005
(in millions)

Stock-Based Compensation

Certain employees of the Company previously participated in stock plans established by Novar plc, as described more fully in Note 12. The Company accounts for stock-based compensation plans using the intrinsic value method prescribed in Accounting Principles Board (‘‘APB’’) Opinion No. 25, ‘‘Accounting for Stock Issued to Employees,’’ and related interpretations. Accordingly, the Company measures compensation cost for stock options as the excess, if any, of the fair value of the relevant stock at the date of the grant over the amount an employee must pay to acquire the stock.

The following table illustrates the effect on net income if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards (‘‘SFAS’’) Statement No. 123, ‘‘Accounting for Stock-Based Compensation,’’ as amended, to stock-based employee compensation. All outstanding stock options were fully vested as of April 1, 2005, as a result of the Honeywell acquisition. Following the Honeywell acquisition, all plans were discontinued and closed to further vesting, resulting in a release of $3.0 in unearned deferred compensation.

	Year ended December 31,
	2004	2003
Net income as reported	$64.4	$35.9
Add: stock-based employee compensation expense included in reported net income, net of taxes	3.5	0.6
Deduct: total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(0.6)	(0.7)
Pro forma net income	$67.3	$35.8

The estimated fair value of stock-based compensation for the granted options was amortized to expense primarily over the vesting period for purposes of the pro forma disclosures above. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: expected volatility of 36.3% and 36.8%; risk free interest rates of 3.9% and 3.6%; expected lives of ten years; and dividend yields of 4.8% and 5.4% for 2004 and 2003, respectively. The estimated average fair value per share of options granted during 2004 and 2003 were $0.64 and $0.41, respectively.

New Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (‘‘FASB’’) issued SFAS No. 151, ‘‘Inventory Costs, an amendment of ARB No. 43, Chapter 4.’’ Among other things, SFAS No. 151 clarifies that certain operating costs should be recognized as current period charges and requires the allocation of fixed production overheads to inventory. The Company is required to adopt the provisions of SFAS No. 151 during the first fiscal year beginning after June 15, 2005. Adoption of SFAS No. 151 is not expected to have a material impact on the Company’s financial statements.

In December 2004, FASB issued SFAS No. 123 (revised 2004), ‘‘Share-Based Payment,’’ (‘‘SFAS No. 123(R)’’), which replaces SFAS No. 123, and supersedes APB Opinion No. 25. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. In April 2005, the U.S. Securities and Exchange Commission adopted a rule allowing companies to implement SFAS No. 123(R) at the beginning of their next fiscal year that begins after June 15, 2005, which for the Company will be the fiscal year beginning January 1, 2006. The Company adopted SFAS No. 123(R) effective January 1, 2006. Adoption of SFAS No. 123(R) does not impact the Company since it currently does not participate in any share-based payment programs. The Company will incur incremental expenses in

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005
(in millions)

the future if share-based payments under M & F Worldwide’s stock plans (see Note 12) are granted to the Company’s employees and such expense may not be similar to the amounts in the Company’s current pro forma disclosures under SFAS No. 123 and could be material to the Company’s financial statements.

Reclassifications

Certain balances in prior years have been reclassified to conform to the current year presentation.

3.	Acquisitions

Acquisition of Alcott Routon

In March 2004, the Company acquired 100% of the stock of Alcott Routon, Inc. (‘‘ARI’’) for a purchase price of $12.0 to enhance the direct marketing capabilities of the Company. Acquisition costs of $0.2 were also incurred. The results of ARI’s operations have been included in the consolidated financial statements since the acquisition date. ARI develops, sells and implements direct-response marketing services, primarily to financial institutions. The purchase agreement contains contingent payout provisions to the prior ARI shareholders and employees, who are now employees of the Company, that are due three years from the closing should certain financial performance criteria be met. The maximum contingent payout is $3.0, and is treated for accounting purposes as compensation expense when earned. The Company has accrued $1.9 and $0.0 as of December 31, 2005 and 2004, respectively, which is included in other liabilities in the consolidated balance sheet.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

Current assets	$2.8
Property, plant and equipment	0.3
Goodwill	6.7
Intangible assets	5.2
Total assets acquired	15.0
Current liabilities	(2.8)
Net assets acquired	$12.2

The primary items that generated goodwill are the value of the synergies between ARI and the Company and the acquired assembled workforce, neither of which qualifies as an amortizable intangible asset. The intangible assets acquired include a trade name of $1.0 (ten-year life), customer relationships of $2.3 (ten-year life), a favorable contract of $0.9 (four-year life) and covenants not-to-compete of $1.0 (three-year life). The goodwill of $6.7 is deductible for tax purposes. The results of operations of ARI have been included in the Company’s operating results since the acquisition date.

Acquisition/Purchase by Honeywell

Effective April 1, 2005, Honeywell purchased the entire issued and ordinary preference share capital of Novar plc, and assumed control as of that date. The Company was until then an indirect wholly owned subsidiary of Novar plc. At the time of the acquisition, Honeywell announced its intention to divest the Company. A portion of the purchase price for Novar plc was allocated to the Company based on the estimated selling price for the Company. The following table summarizes the

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005
(in millions)

estimated fair values of the assets and liabilities of the Company as of April 1, 2005:

Receivables	$56.6
Property, plant and equipment	93.0
Other assets	87.5
Goodwill	336.4
Intangible assets	552.0
Total assets acquired	1,125.5
Deferred tax liabilities	225.4
Notes payable	483.2
Other liabilities	110.9
Net assets acquired	$306.0

These intangible assets were amortized over their useful lives for the period April 1 to December 14, 2005, of which the weighted average was 22.7 years. As part of the application of purchase accounting, inventory was increased by $3.1 due to a fair value adjustment. The amount of the inventory fair value adjustment was then expensed as additional non-cash cost of revenues as the fair-valued inventory was sold. The related goodwill is not deductible for tax purposes except for the goodwill from the ARI acquisition as described above.

Acquisition/Purchase by M & F Worldwide

On December 15, 2005, CA Investment Corp., an indirect wholly owned subsidiary of M & F Worldwide purchased 100% of the outstanding shares of Novar from Honeywell for $800.0 in cash (the ‘‘Acquisition’’), subject to a post-closing working capital adjustment. Clarke American is the successor by merger to Novar. Fees and expenses related to the Acquisition that have been capitalized in the purchase price are $3.5. The Acquisition was financed with the Company’s $480.0 Senior Secured Credit Facility, the Company’s 11.75% Senior Notes, and a contribution from M & F Worldwide to the Company of $202.5.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the Acquisition date:

Accounts receivable	$24.6
Property, plant and equipment	103.1
Other assets	79.9
Goodwill	349.0
Intangible assets (Note 7)	578.6
Total assets acquired	1,135.2
Deferred tax liabilities	239.3
Other liabilities	92.4
Net assets acquired	$803.5

The above purchase price allocation is preliminary and the amount allocated to goodwill is subject to change, as a result of the working capital adjustment (if any) pursuant to the terms of the Acquisition agreement and pending issuance of final valuation report. As part of the application of purchase accounting, inventory was increased by $3.1 due to a fair value adjustment. The amount of the inventory fair value adjustment was then expensed as additional non-cash cost of revenues as the fair-valued inventory was sold. The related goodwill is not deductible for tax purposes, except for the

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005
(in millions)

goodwill from the ARI acquisition as described above. In connection with the Acquisition, the Company incurred $16.4 of fees related to the financing that will be amortized as non-cash interest expense over the life of the debt.

The unaudited financial information in the table below summarizes the results of operations of the Company, on a pro forma basis, as though the Acquisition had occurred as of the beginning of each of the periods presented. The unaudited pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the Acquisition and related financings had taken place at the beginning of each of the periods presented.

	Year Ended December 31,
	2005	2004
	(unaudited)
Revenues	$618.4	$607.6
Operating income	78.0	74.3
Income before income taxes	20.2	16.5
Net income	11.8	20.9

The income taxes benefit in 2004 differs from the statutory tax rate primarily due to changes in reserves related to uncertain tax positions and the resolution of certain tax audits.

4.	Inventories

Inventories consisted of the following:

	December 31,
	Successor 2005	Predecessor (Novar) 2004
Finished goods	$4.8	$4.2
Work-in-progress	6.7	5.4
Raw materials	2.4	2.8
	$13.9	$12.4

5.	Prepaid Expenses and Other

Prepaid expenses and other consisted of the following:

	December 31,
	Successor 2005	Predecessor (Novar) 2004
Maintenance and other prepaids	$8.6	$6.4
Deferred tax asset	5.0	1.4
Prepaid advertising	4.1	3.4
Other current assets	3.1	0.5
	$20.8	$11.7

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005
(in millions)

6.	Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	December 31,
	Successor 2005	Predecessor (Novar) 2004
Machinery and equipment	$58.4	$147.8
Leasehold improvements	11.4	23.1
Computer software and hardware	10.3	41.2
Buildings	5.2	9.7
Furniture, fixtures and transportation equipment	4.5	14.0
Land	2.4	1.6
Construction-in-progress	11.8	8.7
	104.0	246.1
Accumulated depreciation	(0.9)	(155.3)
	$103.1	$90.8

As a result of M & F Worldwide’s acquisition of the Company, accumulated depreciation was reset to zero on December 15, 2005. In addition, the assets were adjusted to estimated fair value (see Note 3).

Depreciation expense was $0.9, $17.1, $5.5, $22.7 and $23.2 for the periods December 15 to December 31, 2005, April 1 to December 14, 2005, January 1 to March 31, 2005, fiscal year 2004 and fiscal year 2003, respectively, and includes the depreciation of our capital lease.

Construction-in-progress mainly consists of investments in the Company’s migration platform, contact center, production bindery and delivery systems.

Unamortized computer software was $6.4 and $3.5 as of December 31, 2005 and 2004, and the related depreciation expense was $0.1, $1.7, $0.6, $2.1 and $2.4 for the periods ended December 15 to December 31, 2005, April 1 to December 14, 2005, January 1 to March 31, 2005, fiscal year 2004 and fiscal year 2003, respectively.

7.	Goodwill and Other Intangible Assets

The change in carrying amount of goodwill for the year ended December 31, 2005 is as follows:

Balance as of December 31, 2004	$286.6
Acquisition by Honeywell	33.7
Acquisition by M & F Worldwide	28.7
Balance as of December 31, 2005	$349.0

The change in carrying amount of goodwill for the year ended December 31, 2004 is as follows:

Balance as of December 31, 2003	$279.9
Acquisition of Alcott Routon	6.7
Balance as of December 31, 2004	$286.6

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005
(in millions)

Useful lives, gross carrying amounts and accumulated amortization for other intangible assets are as follows:

		Gross Carrying Amount		Accumulated Amortization
		Successor December 31, 2005	Predecessor (Novar) December 31, 2004	Successor December 31, 2005	Predecessor (Novar) December 31, 2004
	Useful Life (in years)
Amortized intangible assets:
Customer relationships	10-30	$480.6	$2.3	$1.2	$0.2
Trademarks and tradenames	15	11.5	1.0	—	0.1
Covenants not to compete	3	0.4	1.0	—	0.2
Software and other	2-3	2.0	0.9	0.1	0.1
		494.5	5.2	1.3	0.6
Indefinite lived intangible assets:
Trademarks and tradenames		84.1	—	—	—
Total other intangibles		$578.6	$5.2	$1.3	$0.6

The customer relationships and amortizable trademarks and tradenames are being amortized using an accelerated cash flow method over their estimated useful lives. All other amortized intangible assets are being amortized ratably over their estimated useful lives. The weighted average amortization period for the amortized intangible assets is 26 years as of December 31, 2005.

Amortization expense was $1.3, $25.6, $0.2, $0.6 and $0.0 for the periods December 15 to December 31, 2005, April 1 to December 14, 2005, January 1 to March 31, 2005, fiscal year 2004 and fiscal year 2003, respectively.

Estimated annual aggregate amortization expense for each of the next five years is as follows:

2006	$28.2
2007	30.1
2008	28.4
2009	26.5
2010	25.1

8.	Other Assets

Other assets consisted of the following:

	December 31,
	Successor 2005	Predecessor (Novar) 2004
Prepaid rebates	$37.5	$37.5
Deferred financing fees	16.3	—
Other	2.6	1.9
	$56.4	$39.4

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005
(in millions)

Deferred financing fees are amortized using the effective interest method.

9.	Accrued Liabilities

Accrued liabilities consisted of the following:

	December 31,
	Successor 2005	Predecessor (Novar) 2004
Payroll, bonuses and related costs	$19.2	$18.1
Rebates and royalties	7.0	8.2
Sales and other taxes	5.5	4.5
Accrued interest	2.7	—
Income taxes	0.7	40.2
Other	6.2	7.5
	$41.3	$78.5

10.	Commitments and Contingencies

The Company leases property and equipment under operating leases that expire at various dates through 2014. Certain of these leases contain renewal options for one- to five-year periods. Rental payments are typically fixed over the initial term of the lease and usually contain escalation factors for the renewal term. At December 31, 2005, future minimum lease payments under non-cancelable operating leases with terms of one year or more are as follows:

2006	$8.6
2007	7.8
2008	7.6
2009	7.2
2010	6.0
Thereafter	12.8
$50.0

Total lease expense for all operating leases (net of sublease income of $0.7 in 2003) was $0.3, $8.9, $3.7, $15.2, and $17.2 for the periods December 15 to December 31, 2005, April 1 to December 14, 2005, January 1 to March 31, 2005, fiscal year 2004 and fiscal year 2003, respectively.

Lease expense includes restructuring costs of $0.2 and $1.2 for the periods April 1 to December 14, 2005 and fiscal year 2003, respectively. No restructuring costs were included in lease expense for the periods December 15 to December 31, 2005, January 1 to March 31, 2005 and fiscal year 2004.

At December 31, 2005, the Company had obligations to purchase approximately $9.4 of raw materials.

Certain of the intermediate holding companies of Novar had issued guarantees on behalf of operating companies formerly owned by these intermediate holding companies, which operating companies are not part of the Clarke American business. Honeywell has undertaken to use its commercially reasonable efforts to assume, replace or terminate such guarantees and indemnify M & F Worldwide and its affiliates, including Novar and its subsidiaries, with respect to all liabilities arising

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005
(in millions)

under such guarantees. To the extent such guarantees were not so assumed, replaced or terminated at the closing at December 15, 2005, Honeywell had posted a letter of credit for the benefit of M & F Worldwide in an amount of $60.0 expiring on December 15, 2007 to secure its indemnification obligations under the guarantees. The face amount of the letter of credit is subject to adjustments based on the agreement of the parties. (See note 11 for certain tax matters indemnified by Honeywell). Since the Company believes it is remote that it will have to pay any amounts under such guarantees it has not recorded any liability in its financial statements.

In the ordinary course of business, the Company is subject to various legal proceedings and claims. There are no pending legal proceedings that the Company anticipates will have a material effect on its financial statements.

11.	Income Taxes

Information pertaining to the Company’s (benefit) provision for income taxes is as follows:

	2005			Predecessor (Novar)
	Successor	Predecessor (Honeywell)	Predecessor (Novar)	Year Ended December 31,
	Dec. 15 to Dec. 31	Apr. 1 to Dec. 14	Jan. 1 to Mar. 31	2004	2003
Provision (benefit) for income taxes:
Current:
Federal	$0.6	$30.6	$5.7	$18.2	$36.6
State and local	0.2	4.7	0.8	9.1	5.1
	0.8	35.3	6.5	27.3	41.7
Deferred:
Federal	(1.4)	(12.8)	0.8	(3.2)	(2.1)
State and local	(0.2)	(2.4)	0.2	(0.6)	0.1
	(1.6)	(15.2)	1.0	(3.8)	(2.0)
Total (benefit) provision for income taxes	$(0.8)	$20.1	$7.5	$23.5	$39.7

The Company recorded a tax (benefit)/provision of ($0.8) (an effective tax rate of 37.2%), $20.1 (an effective tax rate of 39.2%), $7.5 (an effective rate of 40.5%), $23.5 (an effective rate of 26.7%) and $39.7 (an effective tax rate of 52.6%) for the periods December 15 to December 31, 2005, April 1 to December 14, 2005, January 1 to March 31, 2005, and for the years ended December 31, 2004 and 2003, respectively. The Company also recorded net deferred tax liabilities of $235.2 in 2005 in the purchase accounting for the Acquisition.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005
(in millions)

	December 31,
	Successor 2005	Predecessor (Novar) 2004
Current:
Prepaid advertising	$(1.4)	$(1.4)
Accrued expenses and other liabilities	6.4	2.8
Net current deferred tax asset	5.0	1.4
Long-term:
Property, plant and equipment	(18.5)	(14.9)
Pension asset	1.1	3.8
Intangibles	(223.2)	—
Other	1.9	0.9
Net long-term tax liability	(238.7)	(10.2)
Net deferred tax liabilities	$(233.7)	$(8.8)

The effective tax rate before income taxes varies from the current statutory federal income tax rate as follows:

	2005			Predecessor (Novar)
	Successor	Predecessor (Honeywell)	Predecessor (Novar)	Year Ended December 31,
	Dec. 15 to Dec. 31	Apr. 1 to Dec. 14	Jan. 1 to Mar. 31	2004	2003
Statutory rate	35.0%	35.0%	35.0%	35.0%	35.0%
State and local taxes	2.3%	2.9%	3.2%	6.3%	4.5%
Establishment (release) of liabilities for uncertain tax positions	0.0%	1.5%	1.6%	(14.3%)	12.8%
Other	(0.1%)	(0.2%)	0.7%	(0.3%)	0.3%
	37.2%	39.2%	40.5%	26.7%	52.6%

The Company, M & F Worldwide and another subsidiary of M & F Worldwide entered into a tax sharing agreement whereby M & F Worldwide will file, as of December 15, 2005, consolidated federal income tax returns on the Company’s behalf, as well as on behalf of certain other subsidiaries of M & F Worldwide. Under the tax sharing agreement, the Company will make periodic payments to M & F Worldwide. These payments generally are based on the applicable federal income tax liability that the Company would have had for each taxable period if the Company had not been included in the M & F Worldwide consolidated group. Similar provisions apply with respect to any foreign, state or local income or franchise tax returns filed by any M & F Worldwide consolidated, combined or unitary group for each year that the Company is included in any such group for foreign, state or local tax purposes.

In connection with the Acquisition, Honeywell has agreed to indemnify M & F Worldwide for certain income tax liabilities that arose prior to the Acquisition and M & F Worldwide has agreed to contribute to the Company an amount equal to 100% of any payment received (unless M & F Worldwide incurs any such liabilities directly). Therefore, no liability has been reflected on the December 31, 2005 balance sheet for any of these pre-acquisition taxes.

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005
(in millions)

In addition, certain tax attributes or assets may exist related to the period prior to M & F Worldwide’s acquisition of the Company. Pursuant to the IRS Consolidated Return Regulations, a portion of such tax attributes may be allocated to Clarke American. Clarke American is unable to determine the amount, if any, of the tax attributes that would be available in the post-acquisition period until the appropriate Honeywell tax filings have been made. Accordingly, the Company has not recorded an asset for any of these attributes in the accompanying financial statements.

In October 2004, the American Jobs Creation Act of 2004 (the ‘‘Act’’) became effective. The Act makes changes to the income tax laws that will affect the Company in future years, the most significant of which is a new deduction relating to qualifying domestic production activities. The deduction is equal to 3% of qualifying income for 2005 and 2006, 6% in 2007 through 2009, and by 2010, 9% of such income. Due to limitations associated with claiming the benefits of this deduction, the Company did not derive significant benefits in 2005.

12.	Stock Based Compensation

Certain employees of the Company were granted options to purchase shares of Novar plc under the Novar plc Executive Share Option Scheme and the Novar plc 1996 Executive Share Option Scheme (the ‘‘Plans’’). Under the Plans, options were generally granted with exercise prices equal to the quoted market price of Novar plc’s stock on the date of the grant.

Options granted prior to 1996 were generally exercisable after three years and expired ten years from the date of the grant. However, options granted in 1996, and since, became exercisable after three years only upon attainment of certain performance goals, generally based on earnings of Novar plc and also expired ten years from the date of the grant. In the event that these performance goals were not attained in the third year, then the goals were carried forward in the following years until they were met or the grant expired. APB Opinion No. 25 requires recognition of compensation expense for variable award plans over the vesting periods of such plans, based upon the then current market values of the underlying stock. The Company recognized compensation expenses in 2004 and 2003 of $5.9 and $1.0, respectively.

A summary of stock option activity for the Plans is set forth below (shares in thousands):

	Number of Options	Weighted Average Exercise Price
Outstanding — January 1, 2003	7,196	$2.60
Granted	2,823	1.81
Exercised	(164)	1.81
Forfeited and expired	(195)	2.63
Outstanding — December 31, 2003	9,660	$2.59
Granted	1,843	2.53
Exercised	(186)	2.95
Forfeited and expired	(1,038)	2.55
Outstanding — December 31, 2004	10,279	$2.73

As a result of the acquisition by Honeywell, the Company recognized all unearned deferred stock compensation expense of $3.1 during the period January 1 to March 31, 2005. At December 31, 2004 there were 10,279 outstanding options. Upon the change of control, 8,379 of those options were exercised and all remaining options lapsed.

M & F Worldwide has stock option plans, which provide for the award of stock options for M & F Worldwide common stock. However, no employees of the Company have received grants of stock options under the stock plans of M & F Worldwide as of December 31, 2005.

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005
(in millions)

13.	Retirement Plans

In 1999, the Company established a defined compensation arrangement which provides retirement benefits for a certain former employee, based upon the length of service and the final base compensation, partially reduced by other retirement benefits of the Company. Pension costs are calculated using the accrued benefit method of actuarial valuation with projected earnings where appropriate.

The arrangement is funded using the projected unit credit method of actuarial valuation. Funding requirements are adjusted to reflect the results of the plan actuarial valuations, which are done annually. For funding purposes, surpluses will be offset against annual contributions until exhausted, while deficits will be funded over periods prescribed by law.

The defined benefit obligation for the defined benefit pension plan was $2.2 and $1.9 at December 31, 2005 and 2004, respectively.

The Company established an account to maintain the assets that will pay for the benefits. The balance of this account was $1.7 and $1.1 as of December 31, 2005 and 2004, respectively, and the amounts are included in other assets in the accompanying consolidated balance sheets. Contributions to the plan totaled $0.0, $0.7, $0.0, $0.2 and $0.2 for the periods from December 15 to 31, 2005, April 1 to December 14, 2005, January 1 to March 31, 2005, fiscal year 2004 and fiscal year 2003, respectively.

In addition, the Company, through its subsidiaries, sponsors two tax-qualified 401(k) plans. Under the provisions of the plans, employees contributing a minimum of 2% of their annual income to the plans are awarded a 3% match on a bi-weekly basis and a 4% match for those employees contributing at least 3% of their annual income on a bi-weekly basis. Contributions to the plans totaled $0.2, $3.6, $1.6, $5.1 and $4.4 for the periods from December 15 to 31, 2005, April 1 to December 14, 2005, January 1 to March 31, 2005, fiscal year 2004 and fiscal year 2003, respectively.

14.	Long-Term Debt

	December 31,
	Successor 2005	Predecessor (Novar) 2004
$480.0 Senior Secured Credit Facilities	$445.1	$—
11.75% Senior Notes	175.0	—
Capital lease obligation	6.1	—
	626.2	—
Less: current maturities	(16.5)	—
Long-term debt, net of current maturities	$609.7	$—

Senior Secured Credit Facilities

Concurrent with the completion of the Acquisition, the Company, as borrower, entered into a senior secured credit facility which provided for a revolving credit facility in an amount of $40.0 maturing on December 15, 2010 and a $440.0 term loan maturing on December 15, 2011. Portions of the revolving credit facility are available for the issuance of letters of credit and swing line loans. The senior secured credit facility has a commitment fee for the unused portion of the revolving credit facility and for issued letters of credit of 0.5% and 3.0%, respectively. The interest rate on the term loan ranged from 7.75% to 7.92% at December 31, 2005. The interest rate on the revolving credit facility was 7.37% at December 31, 2005.

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005
(in millions)

All obligations under the Company’s credit facilities are guaranteed by the Company’s direct parent and by each of the Company’s direct and indirect present domestic subsidiaries and future wholly owned domestic subsidiaries. The Company’s credit facilities are secured by a perfected first priority security interest in substantially all of the Company’s and the guarantors’ assets, other than any future voting stock in excess of 65.0% of the outstanding voting stock of each direct foreign subsidiary and certain other excluded property. The Company currently does not have any foreign subsidiaries.

The Company’s term loan facility has an aggregate principal amount at maturity of $440.0. The Company received $437.8 of proceeds from its issuance, net of original discount of 0.5%. The original discount will be amortized as non-cash interest expense over the term of the term loan indebtedness. The Company’s term loan facility is required to be repaid in quarterly installments commencing on March 31, 2006 in annual amounts of: $15.0 in 2006, $20.0 in 2007, $30.0 in 2008, $35.0 in 2009, $40.0 in 2010 and $300.0 in 2011. The Company’s term loan facility requires that a portion of the Company’s excess cash flow be applied to prepay amounts borrowed thereunder. The balance of the term loan facility will be repaid in full in 2011.

Loans under the Company’s credit facilities bear, at the Company’s option, interest at:

•	a rate per annum equal to the higher of (a) the prime rate announced from time to time by The Bank of New York and (b) the Federal Funds rate plus 0.50%, in each case plus an applicable margin of 2.00% per annum for revolving loans, or 2.25% per annum for term loans; or

•	a rate per annum equal to a reserve-adjusted eurodollar rate, plus an applicable margin of 3.00% per annum for revolving loans, or 3.25% per annum for term loans.

The Company’s credit facilities contain representations and warranties customary for senior secured credit facilities. They also contain affirmative and negative covenants customary for senior secured credit facilities, including, among other things, restrictions on indebtedness, liens, mergers and consolidations, sales of assets, loans, acquisitions, restricted payments, transactions with affiliates, dividends and other payment restrictions affecting subsidiaries and sale leaseback transactions. The Company’s credit facilities also require the Company to maintain certain financial covenants, including maximum consolidated secured leverage, maximum total consolidated leverage and minimum consolidated fixed charge coverage ratios. As of December 31, 2005, the Company was in compliance with all of these covenants.

As of December 31, 2005, $440.0 principal amount at maturity was outstanding under the Company’s term loan facility, and $2.2 of the original discount remained unamortized. As of December 31, 2005, $7.2 was drawn under the Company’s $40.0 revolving credit facility, and the Company had $27.0 available for borrowing (giving effect to the issuance of $5.8 of letters of credit).

Senior Notes

The senior notes will mature on December 15, 2013 and bear interest at a rate per annum of 11.75%, payable on June 15 and December 15 of each year commencing June 15, 2006. The indenture governing the senior notes contains customary restrictive covenants, including, among other things, restrictions on the Company’s ability to incur additional debt, pay dividends and make distributions, make certain investments, repurchase stock, incur liens, enter into transactions with affiliates, enter into sale and lease back transactions, merge or consolidate and transfer or sell assets. The senior notes are unsecured and are effectively subordinated to all of our existing and future secured indebtedness. The Company will be required to offer to repurchase all of the senior notes upon the occurrence of a ‘‘change of control’’, as defined in the indenture, at a purchase price equal to 101% of their aggregate

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005
(in millions)

principal amount, plus accrued and unpaid interest. The Company will also be required to offer to repurchase the senior notes with the proceeds from certain sales of assets, if the Company does not apply those proceeds within a specified time period after the sale, at a purchase price equal to 100% of their aggregate principal amount, plus accrued and unpaid interest.

The registration rights agreement relating to the senior notes requires the Company to file a registration statement for an exchange offer within 150 days after December 15, 2005, the issuance date of the senior notes, and to use all commercially reasonable efforts to have the registration statement declared effective within 240 days after December 15, 2005. The Company is also required to use all commercially reasonable efforts to complete the exchange offer within 45 business days (or longer if required by the federal securities laws) after the effective date of the registration statement. Failure to comply with the terms of the registration rights agreement could result in the Company’s paying liquidated damages to holders of the senior notes.

Capital Lease Obligation

The Company has $6.1 outstanding under an information technology capital lease obligation at December 31, 2005. The obligation has an imputed interest rate of 6.0% and has required payments including interest of $1.9 in 2006, $1.6 in 2007, $1.6 in 2008, $1.5 in 2009 and $0.3 in 2010.

15.	Financial Instruments

Most of the Company’s customers are in the financial services industries. The Company reviews payment histories of its customers and evaluates allowances for potential credit losses. The Company does not generally require collateral. Actual losses and allowances have been within management’s expectations.

The carrying amounts for cash and cash equivalents, trade accounts receivable, accounts payable, accrued liabilities and debt approximate fair value.

16.	Restructuring

The Company developed a restructuring plan to streamline and redesign the manufacturing plant network to take advantage of high-capacity technology and economies of scale. During 2003, the Company closed four printing plants, a contact center, and reorganized our corporate processes. The restructuring charges include estimated severance benefits for 169 employees. During 2004, the Company established new reserves for the closure of an order acceptance center, the movement of certain production between facilities and other general technology changes.

In the first quarter of 2005, the Company established new reserves for the reorganization of our sales processes. This reorganization is focused on maximizing effectiveness while driving profitable growth by redefining our sales territories and consolidating sales divisions. In the second quarter 2005, it was announced that the Company would close the Seattle Check Plant, moving production to our larger regional facilities. Production was realigned to utilize technology within our plants to handle small packages.

The charges are reflected as cost of revenue and as selling, general and administrative expenses in our consolidated statements of operations. Restructuring accruals are reflected in the accrued liabilities in our consolidated balance sheets. We also incurred other costs related to the facility closures, including stock write offs, training, hiring, relocation and travel.

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005
(in millions)

	Cost of Revenues	Selling, General and Administrative Expenses	Total
December 15 to December 31, 2005	$—	$—	$—
April 1 to December 14, 2005	1.4	0.4	1.8
January 1 to March 31, 2005	—	0.4	0.4
Year Ended December 31, 2004	0.7	—	0.7
Year Ended December 31, 2003	5.0	1.3	6.3

Successor	Balance December 14, 2005	Amounts Charged	Amounts Paid	Adjustments	Balance December 31, 2005
Lease Liability	$0.2	$—	$—	$—	$0.2
Personnel Costs	0.7	—	—	—	0.7
	$0.9	$—	$—	$—	$0.9

Predecessor (Honeywell)	Balance March 31, 2005	Amounts Charged	Amounts Paid	Adjustments	Balance December 14, 2005
Lease Liability	$—	$0.3	$(0.1)	$—	$0.2
Asset Write-off	—	0.2	(0.2)	—	—
Personnel Costs	0.9	1.2	(1.4)	—	0.7
Other	0.1	0.1	(0.2)	—	—
	$1.0	$1.8	$(1.9)	$—	$0.9

Predecessor (Novar)	Balance December 31, 2004	Amounts Charged	Amounts Paid	Adjustments	Balance March 31, 2005
Personnel Costs	$0.8	$0.3	$(0.2)	$—	$0.9
Other	—	0.1	—	—	0.1
	$0.8	$0.4	$(0.2)	$—	$1.0

	Balance January 1, 2004	Amounts Charged	Amounts Paid	Adjustments	Balance December 31, 2004
Lease Liability	$0.1	$—	$(0.1)	$—	$—
Asset Write-off	—	0.2	(0.2)	—	—
Personnel Costs	1.1	0.1	(0.7)	0.3	0.8
Other	0.1	0.1	(0.2)	—	—
	$1.3	$0.4	$(1.2)	$0.3	$0.8

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005
(in millions)

	Balance January 1, 2003	Amounts Charged	Amounts Paid	Adjustments	Balance December 31, 2003
Lease Liability	$0.3	$1.2	$(0.7)	$(0.7)	$0.1
Asset Write-off	0.1	0.5	(0.8)	0.2	—
Personnel Costs	1.2	2.8	(4.5)	1.6	1.1
Other	—	0.6	(0.6)	0.1	0.1
	$1.6	$5.1	$(6.6)	$1.2	$1.3

The Company established new reserves under purchase accounting relating to the closure of an additional production and contact center facility, as well as changes in management resulting from the Acquisition. The following details the components of such purchase accounting restructuring:

Predecessor (Honeywell)	Balance March 31, 2005	Amounts Charged	Amounts Paid	Adjustments	Balance December 14, 2005
Lease Liability	$—	$1.4	$—	$—	$1.4
Asset Write-off	—	0.1	(0.1)	—	—
Personnel Costs	—	3.8	(2.5)	—	1.3
Other	—	0.2	(0.2)	—	—
	$—	$5.5	$(2.8)	$—	$2.7

Successor	Balance Dec. 14, 2005	Amounts Charged	Amounts Paid	Adjustments	Balance December 31, 2005
Lease Liability	$1.4	$—	$—	$—	$1.4
Asset Write-off	—	—	—	—	—
Personnel Costs	1.3	—	(0.2)	—	1.1
Other	—	—	—	—	—
	$2.7	$—	$(0.2)	$—	$2.5

17.	Transactions with Affiliates

Since December 15, 2005, the Company participates in the directors and officer’s insurance program of MacAndrews & Forbes Holdings Inc. (‘‘Holdings’’), which covers the Company as well as Holdings and Holdings’ other affiliates. Holdings directly and indirectly beneficially owned, as of December 31, 2005, approximately 38% of the outstanding common stock of M & F Worldwide. The limits of coverage are available on aggregate losses to any or all of the participating companies and their respective directors and officers. The Company will reimburse Holdings for its allocable portion of the premiums for such coverage. The Company did not make any payments to Holdings in 2005 for this program.

Allied Security Holdings LLC ("Allied Security"), an affiliate of Holdings, has provided contract security officer services to the Company. The Company made aggregate payments to Allied Security for such services of approximately $0.0, $0.2, $0.1, $0.3 and $0.2 for the periods from December 15 to December 31, 2005, April 1 to December 14, 2005, January 1 to March 31, 2005, fiscal year 2004 and fiscal year 2003, respectively.

On September 7, 1999, Novar, the Company’s predecessor by merger, through its former subsidiary Novar Investments (USA) Inc. (‘‘NII’’), entered into agreements with Novar plc (through its subsidiaries) in which the stated purpose was to provide debt financing and refinancing to NII in

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005
(in millions)

the amount of $382.0. At each of the closing dates of these agreements, the following three principal agreements (the ‘‘First Agreements’’) were simultaneously executed to provide the intended debt financing to NII: (1) Preferred Stock Subscription Agreement – Novar Finance Inc. (‘‘NFI’’), a former subsidiary of NII, received the cash infusion in return for issuing a new class of preferred shares of NFI to the holder of the Subscription Agreement. (2) Guarantee Agreement – NII committed to Novar plc the timely payment of any and all amounts payable in respect of the preferred shares, including any ‘‘dividends’’ on such shares which were calculated by reference to the redemption value of the preferred stock multiplied by a dividend factor (LIBOR plus 200 basis points) and divided by four. (3) Forward Transfer Agreement – In which the preferred shares issued as part of the Preferred Stock Subscription Agreement were required to be returned to NII in exchange for the Sterling equivalent of the original preferred stock value and any unpaid ‘‘dividends’’. This required return occurred on June 30, 2003 and was accomplished by way of a refinancing with Novar plc.

On December 19, 2000, Novar through NII entered into another round of agreements (the ‘‘Second Agreements’’) with Novar plc (through its subsidiaries) in which the stated purpose was to provide additional debt financing to NII in the amount of $200.0. The Second Agreements had the same significant terms as the First Agreements except that the second return occurred on March 31, 2004 and was accomplished by way of a refinancing with Novar plc.

The structure of these agreements was that of a secured borrowing which required the Company to classify the First Agreements and the Second Agreements as debt due to the requirement to return the shares and their related debt features, including payment based upon interest covenants, warranties and representations.

On September 7, 1999, NII entered into a currency swap with Novar plc to limit the exposure on the payments necessary to service the $382.0 of debt associated with the First Agreements. On December 19, 2000 NII entered into a second currency swap agreement to limit the exposure on the payments of the $200.0 of debt associated with the Second Agreements. The two swap agreements were marked to market in each of the periods presented, the change being recorded in interest expense in the statements of operations.

The Company had notes receivable of $124.3 at December 29, 2002 from Novar plc, which was repaid in 2003. Interest was payable quarterly based on the three month U.S. dollar LIBOR rate at the beginning of the calendar quarter, plus 0.5%. Interest income recognized on these notes totaled $1.2 for 2003.

At December 31, 2004, the Company had long-term notes payable to affiliates totaling $474.0. Funds were borrowed under the facility letters for acquisitions, investments and continuing operations. Interest was payable quarterly based on three-month U.S. dollar LIBOR rate at the beginning of the quarter plus 2%. At December 31, 2005, these loans had been fully repaid and the facility letters terminated.

The Company incurred management fees to an affiliate of $0.0, $0.7, $0.0, $1.7 and $2.2, during the periods December 15 to December 31, 2005, April 1 to December 14, 2005, January 1 to March 31, 2005, fiscal year 2004 and fiscal year 2003, respectively. These fees are allocations of shared service costs from the Company’s former parent and affiliated companies. They are included in selling, general and administrative expenses in the consolidated statements of operations.

James B. Alcott, President and Chief Executive Officer of the Company's Alcott Routon Division, owns 20% of the outstanding shares of, and serves as a director for, Altair Data Resources LLC, a Tennessee Limited Liability Company controlled by several of the Company's employees, including James B. Alcott. Altair provides list and data services. Alcott Routon, Inc. (which the Company acquired in 2004) made purchases for such services from Altair totaling $0.1, $0.3, $0.0, $0.4 and $0.3

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005
(in millions)

for the periods from December 15 to December 31, 2005, April 1 to December 14, 2005, January 1 to March 31, 2005, fiscal year 2004 and fiscal year 2003, respectively. Altair also paid Alcott Routon, Inc. for office space and support services totaling less than $0.1 per year for the years 2005, 2004 and 2003. Alcott Routon continues to purchase list and data services from Altair but Altair no longer receives office space or support services from Alcott Routon.

18.	Significant Customers

The Company’s top 20 financial institution clients accounted for approximately 52%, 48%, 45%, 49% and 46% of the Company’s revenues during the periods December 15 to December 31, 2005, April 1 to December 14, 2005, January 1 to March 31, 2005, fiscal year 2004 and fiscal year 2003, respectively, with sales to Bank of America representing a significant portion of such revenues.

19.	Business Segment Information

The Company has two reportable segments. Management measures and evaluates the reportable segments based on operating income. The Company has not yet completed the allocation of goodwill by segment. The segments and their principal activities consist of the following:

•	Financial Institution segment – Provides checks and check-related products and services, and direct marketing services to financial institutions and to the account holders of such financial institutions. The Company serves this segment through its Clarke American and Alcott Routon brands. This segment operates in the United States.

•	Direct-to-Consumer segment – Provides checks and check-related products and services, customized business kits, and treasury management supplies directly to consumers and businesses through its CITM and B2Direct brands. This segment operates in the United States.

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005
(in millions)

	Financial Institution	Direct-to- Consumer	Other(1)	Total
Revenues:
December 15 to December 31, 2005	$20.3	$3.8	$—	$24.1
April 1 to December 14, 2005	371.8	68.1	—	439.9
January 1 to March 31, 2005	129.6	24.8	—	154.4
Year Ended December 31, 2004	509.8	97.8	—	607.6
Year Ended December 31, 2003	478.4	93.8	—	572.2
Operating income:
December 15 to December 31, 2005	$0.5	$0.2	$—	$0.7
April 1 to December 14, 2005	49.4	4.1	—	53.5
January 1 to March 31, 2005	20.7	3.4	—	24.1
Year Ended December 31, 2004	95.4	12.4	(0.8)	107.0
Year Ended December 31, 2003	90.2	11.2	(0.1)	101.3
Depreciation & amortization:
December 15 to December 31, 2005	$1.7	$0.5	$—	$2.2
April 1 to December 14, 2005	35.4	7.3	—	42.7
January 1 to March 31, 2005	5.3	0.4	—	5.7
Year Ended December 31, 2004	21.5	1.8	—	23.3
Year Ended December 31, 2003	21.3	1.9	—	23.2
Capital expenditures (excluding capital lease):
December 15 to December 31, 2005	$0.9	$0.2	$—	$1.1
April 1 to December 14, 2005	13.7	1.0	—	14.7
January 1 to March 31, 2005	2.3	0.3	—	2.6
Year Ended December 31, 2004	15.6	1.7	—	17.3
Year Ended December 31, 2003	14.3	1.4	—	15.7
Total assets:
December 31, 2005	$1,032.7	$117.2	$—	$1,149.9
December 31, 2004	423.4	83.4	—	506.8

(1)	Other — represents general and administrative expenses that were not allocated to the segments.

20.    Other Comprehensive (Loss) Income

Components of accumulated other comprehensive (loss) income were as follows:

	2005			Predecessor (Novar)
	Successor	Predecessor (Honeywell)	Predecessor (Novar)	Year Ended December 31,
	Dec. 15 to Dec. 31	Apr. 1 to Dec. 14	Jan. 1 to Mar. 31	2004	2003
Net (loss) income	$(1.3)	$31.0	$11.0	$64.4	$35.9
Minimum pension liability adjustment	—	—	—	—	(0.2)
Total comprehensive (loss) income	$(1.3)	$31.0	$11.0	$64.4	$35.7

Clarke American Corp. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005
(in millions)

21.    Subsequent Event

Neither the Company nor its subsidiaries had any interest rate swap agreements in effect at December 31, 2005. During February 2006, the Company entered into an interest rate hedge transaction. The Company entered into a three-year interest rate swap with a notional amount of $150.0. The purpose of this hedge transaction is to limit the Company's risk on a portion of the variable rate senior secured credit facilities.

Schedule II – Valuation and Qualifying Accounts and Reserves
(in millions)

The following is a summary of the valuation and qualifying accounts and reserves for the period from January 1, 2003 to December 31, 2005.

	Beginning Balance	Effect of Purchase Accounting	Amounts Reserved	Balance Written Off	Ending Balance
Allowance for Doubtful Accounts
December 15 to December 31, 2005	$0.1	$(0.1)	$—	$—	$—
April 1 to December 14, 2005	$0.3	$(0.3)	$0.1	$—	$0.1
January 1 to March 31, 2005	$0.3	$—	$—	$—	$0.3
Year Ended December 31, 2004	$0.4	$—	$—	$(0.1)	$0.3
Year Ended December 31, 2003	$0.3	$—	$0.2	$(0.1)	$0.4

As a result of the Honeywell acquisition and the M & F Worldwide acquisition of the Company, the allowance for doubtful accounts was reset to zero on April 1, 2005 and December 15, 2005, respectively.

Clarke American Corp.

Exchange Offer for

$175,000,000

11¾% Senior Notes due 2013

PROSPECTUS

May 1, 2006

No person has been authorized to give any information or to make any representation other than those contained in this prospectus, and, if given or made, any information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy these securities in any circumstances in which this offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that there has been no change in the affairs of Clarke American Corp. since the date of this prospectus.

Until July 30, 2006, broker-dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the broker-dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.